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04030608

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erste Bank Der Oesterreichischen

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FILE NO. 82- 5066 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/8/04

Erste Bank 2003

The Leading Financial Services Provider in Central Europe

Leadership: More than 11 million customers
Expansion: Acquired Hungarian Postabank
Integration: Erste Bank Croatia has become the country's third largest bank
Share performance: Well ahead of benchmarks



ERSTE BANK

Key figures for Erste Bank share

	2003 in EUR	2002 in EUR
Share price		
High	98.20	85.83
Low	58.45	53.00
Closing price	97.97	64.15
Share ratios		
Earnings per share	5.94	4.73
Price-earnings ratio	16.49	13.56
Dividend per share	1.50[1]	1.24
Payout ratio (in %)	25.4%	29.1%
Dividend yield (in %)	1.5%	1.9%
Book value per share	46.56	41.47
Operating result per share	22.86	19.24
Price-book value ratio	2.1	1.5
Total Shareholder Return (TSR)		
TSR (in %)	54.22%	9.35%
Average TSR (in %)	15.57%	9.13%
Number of shares		
Number of shares outstanding	59,943,808[2]	59,825,114[2]
Average number of shares outstanding	59,461,459	53,942,369
Market capitalisation (in EUR billion)	5.87	3.84
Trading volume (in EUR billion)	2.02[3]	1.42[3]

1 Recommendation to Annual General Meeting
2 The Erste Bank shares held by the cross-guarantee system savings banks were not deducted from the number of shares outstanding.
3 Source: Vienna Stock Exchange; single counting

Ratings

FITCH	
Long-term	A
Short-term	F1
Individual	B/C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	C+
Standard & Poor's	
Short-term	A-2

Performance of Erste Bank share



115
105
95
85
75
65
55
45
35
EUR DEC 97 >
> FEB 04

Key figures (IFRS)

	2003 in EUR million	2002 in EUR million
Balance sheet		
Total assets	128,575	121,222
Loans and advances to credit institutions	13,140	15,492
Loans and advances to customers	67,766	64,435
Risk provisions for loans and advances	(2,772)	(2,983)
Trading assets, investments available for sale, financial investments	39,093	32,795
Sundry assets	11,348	11,483
Total liabilities and shareholders' equity	128,575	121,222
Amounts owed to credit institutions	25,704	26,425
Amounts owed to customers	64,839	61,308
Debts evidenced by certificates, including subordinated capital	20,482	17,577
Other liabilities, provisions	11,880	10,708
Minority interests	2,879	2,723
Shareholders' equity	2,791	2,481
Changes in total qualifying capital		
Risk-weighted assets pursuant to Sec. 22 Banking Act	62,188	60,257
Qualifying consolidated capital pursuant to Sec. 23 & 24 Banking Act	7,009	6,983
of which core capital (Tier 1)	3,912	3,800
Solvency ratio pursuant to Sec. 22 Banking Act (in %)	10.7%	11.0%
of which core capital ratio (in %)	6.3%	6.3%
Income statement		
Net interest income	2,586.8	2,463.0
Risk provisions for loans and advances	(406.4)	(406.4)
Net comission income	996.6	944.3
Net trading result	214.6	167.4
General administrative expenses	(2,460.8)	(2,432.0)
Operating result	1,370.1	1,151.2
Pre-tax profit	761.6	664.6
Net profit after minority interests	353.3	255.2
Profitability		
Interest margin in % of average interest bearing assets[1]	2.30%	2.30%
Net profit after minority interests in % of average total assets	0.28%	0.22%
Net profit after minority interests in % of risk-weighted assets (RWA)	0.57%	0.42%
Cost-income ratio (in %)	64.2%	67.9%
Return on equity (ROE) (in %)	13.7%	12.7%
Earnings per share (in EUR)	5.94	4.73
Additional information		
Number of employees	37,650[2]	36,923
Number of bank branches	2,370[3]	2,285

1 New calculation method compared to previous year
2 Including 1,804 employees of Postabank
3 Including 112 branch offices of Postabank

The principles of Erste Bank.

Employees **Every relationship is about people. Strategic decisions are made in dialogue with our staff.** Customers **The satisfaction of our clients is the basis of our success as a business. The customer is therefore at the centre of all our activities.** Innovation **We continually question traditional ways, developing new solutions to the benefit of our customers.** Performance **Our actions emphasise achievement. All staff members are able to contribute their abilities and commitment to the common mission in the most effective manner.** Team **Success takes a team. Only by open, communicative teamwork and with high integrity can we overcome selfishness and attain our goals.** Entrepreneurship **We must all be entrepreneurs. Within their area of power, employees act in a self-directed way that is in keeping with a sense of responsibility.** Results **We focus on results. By striking the right balance between costs and benefits, we achieve the best possible outcome and fulfil the expectations of all involved.** Trust **We encourage a culture of open communication. Our behaviour embodies reliability, fairness, honesty and mutual esteem.**

Our success comes from keeping our promises to our customers and our investors.

OPEN FLAP FOR KEY FIGURES >


Czech Republic
Česká spořitelna
Slovak Republic
Slovenská sporiteľňa
Austria
Erste Bank and Savings Banks
Hungary
Erste Bank Hungary and Postabank
Croatia
Erste Bank Croatia

Erste Bank

PHONE: from within Austria 05 0100 - 10100
international +43 5 0100 - 10100
INTERNET: www.erstebank.at

Investor Relations

Erste Bank, Graben 21, A - 1010 Vienna/Austria
E-MAIL: investor.relations@erstebank.at
FAX: from within Austria 05 0100 - 13112
international +43 5 0100 - 13112
INTERNET: www.erstebank.com/ir

Gabriele Semmelrock-Werzer
PHONE: from within Austria 05 0100 - 11286
international +43 5 0100 - 11286
E-MAIL: gabriele.werzer@erstebank.at

Thomas Schmee
PHONE: from within Austria 05 0100 - 17326
international +43 5 0100 - 17326
E-MAIL: thomas.schmee@erstebank.at

Nina Higatzberger
PHONE: from within Austria 05 0100 - 17795
international +43 5 0100 - 17795
E-MAIL: nina.higatzberger@erstebank.at

Ticker symbols

Reuters	ERST.VI
Bloomberg	EBS AV
Datastream	O:ERS
ISIN	AT0000652011
ADR Cusip-Code	296 036 304

Contents

Delivered as promised.

The strategy has worked out

The successful acquisition of Hungarian Postabank marked the preliminary endpoint in the implementation of the Central Europe strategy. Erste Bank is now concentrating on reaping synergies within the Group and delivering to customers all the advantages expected from a modern financial services provider: a complete range of services in an attractive economic region that is at the leading edge of growth in Europe.

Erste Bank has reached its goal. With more than 11 million customers, it is leading in precisely those countries where the economy will continue to grow more rapidly in the coming years than anywhere else in Europe.

Our core strategies >	The most important goals are already attained > >>>	Where we are going from here > >
01 **Focusing on and exploiting core business potentials**	Strengthened and expanded the domestic business; Erste Bank and savings banks have up to 25% market share in Austria	Win market shares by selective growth in the core business; expand the distribution of financial services and products, with greater focus on the potential of traditional savings customers; streamline branch network to improve retail efficiency
02 **Building a strong retail franchise with the Austrian savings banks**	Consolidated the Austrian savings bank group; established joint production, uniform marketing, cross-guarantee system (Haftungsverbund)	Intensify cross-selling in insurance, leasing and real estate; raise efficiency by joint budgeting
03 **Targeting a home market of 40 million people in Central Europe**	Retail market leader in the Czech Republic and Slovak Republic; leading positions in Hungary and Croatia; Erste Bank already serves over 11 million customers in Central Europe, making it the region's leading financial services provider	Solidify the number one positions in the Czech and Slovak markets; conduct marketing campaigns after integration of the banking subsidiaries in Hungary and Croatia; leverage the growth potential from EU convergence of the accession countries; evaluate market entry in countries that could join the EU as of 2007
04 **Transferring the multi-channel distribution model throughout Central Europe**	Developed an integrated multi-channel distribution system with savings banks; e-business products are gaining ever more popularity with customers	Expand alternative sales channels in the extended home market based on the model used in Austria; further develop the online selling of products as part of the integrated multi-channel management

Key goals achieved.
Preface from Chairman Andreas Treichl



DEAR SHAREHOLDERS,

SIX YEARS AGO AT OUR GOING-PUBLIC, WE PRESENTED A STRATEGY THAT FEW OUTSIDE ERSTE BANK BELIEVED WE COULD IMPLEMENT SUCCESSFULLY. AT A TIME WHEN THE SAVINGS BANK BUSINESS WAS WIDELY DISMISSED AS UNEXCITING AND MANY INVESTORS HAD EYES ONLY FOR INVESTMENT BANKING, WE MADE IT OUR GOAL TO BECOME THE LEADING RETAIL BANK IN CENTRAL EUROPE. TODAY WE HAVE ACCOMPLISHED THAT - AND ARE AMONG THE TOP BANKS IN PRECISELY THOSE MARKETS WHERE ECONOMIC GROWTH IN THE COMING YEARS WILL CONTINUE TO BE THE STRONGEST IN EUROPE.

OUR STRATEGY HAS DELIVERED

_____ The successful acquisition of Hungarian Postabank was the preliminary endpoint in making our Central Europe strategy a reality. Now we are concentrating on reaping synergies within the Group and offering our customers all the advantages they can expect from a modern financial services provider: a complete range of services in the economically most attractive region in an expanding Europe. In all its markets, Erste Bank now ranks among the top three retail banks, which overall - with more than 11 million customers - makes it the leading financial institution in Central Europe.

STRONG CONFIDENCE IN CAPITAL MARKETS

_____ Our sustained business success in the past several years is impressive proof that we chose the right strategy. Our share price, having risen by more than half in 2003, likewise reflects this development and underlines the high value that stock markets place on Erste Bank. Part of the reason is that we have always fulfilled or even overachieved our promises. In the years since our initial public offering we have come to appreciate the capital market as a reliable partner, and we will continue to put our trust in it. Overall since the IPO, the market capitalisation of Erste Bank has more than tripled to over EUR 7 billion. We have thus moved up to an order of magnitude that opens doors to a new class of investors - those interested primarily in mid- and large-capitalisation shares.

HIGHEST EARNINGS EVER

______ The single-minded pursuit of our strategy is also evident in our earnings for the 2003 fiscal year. Net profit after minority interests increased for the sixth year in succession. From a level of just under EUR 130 million in 1997, this figure has by now nearly tripled to EUR 353.3 million.

______ An indispensable factor in this record result, alongside the high contribution by the Central European subsidiaries, was that we persistently kept a tight rein on costs. In Austria too we began to make new headway: Here we not only succeeded in holding costs virtually steady, but also boosted fee and commission income, helped by the resurgence in capital market activity.

______ In the years ahead, thanks to our superb positioning in Europe's growth markets, we can look forward to continuing substantial growth in Erste Bank's main revenue streams - interest income and fees and commissions.

ADDING VALUE IN OUR EXTENDED HOME MARKET

______ Our Central European subsidiaries generated a significant part of the Group's earnings in 2003, at about 54% of the total - clear evidence of the enormous potential that we have tapped through our Central Europe strategy. An especially gratifying development was the performance of Erste Bank Croatia. This subsidiary earned a good profit even in the year of its creation through the merger of Riječka banka and Erste & Steiermärkische banka, a union that made it the third largest bank in Croatia.

______ Erste Bank's ability to integrate acquisitions was thus eloquently demonstrated: We not only know how to expand, but are also able to combine and transform existing institutions effectively and thus add lasting value for the Erste Bank Group.

______ This experience will be applied again successfully this year in Hungary. Already, we are posting very good results in this country despite an extremely difficult market setting. With the merger of our two Hungarian subsidiaries, planned for this year, we will now become the second largest retail bank in Hungary by number of customers. Additional positive impetus should come from new marketing campaigns, which are already under way.

ENHANCING BUSINESS PERFORMANCE IN AUSTRIA

______ In Austria as well, we got ahead last year. Thanks to a significant reduction in costs, solid gains were made in profitability - and we will continue so in 2004. Among other initiatives, the already launched evaluation of the branches will lead to a distinct structural improvement. Building on this foundation, we must now intensify our product offers to existing customers, with the goal of having every customer benefit fully from Erste Bank's comprehensive array of services.

______ Reversing a prolonged trend, the savings bank group succeeded in increasing its market share both in Vienna and overall in Austria. An important driving factor behind this success is certainly the smoothly functioning collaboration with the savings banks. This cooperation has been highly productive and is serving as a model to other players in the industry. For example, many savings banks in Germany plan to work together under a similar co-operative scheme.

STAFF CHARTER CEMENTS CORPORATE CULTURE

______ A vital role in our success is of course played by our staff - the people who give our bank its face and true character. Last year, together with the staff council, we put into words the esteem and respect for the Group's employees by drafting a Staff Charter. This document sets out the shared values and, derived from them, the terms of reference for working together in the Erste Bank Group. The Staff Charter clears the way for tackling new challenges co-operatively in maximum consensus with staff. In this context we no longer make distinctions between the countries spanned by the Group's operations - we see ourselves as a Central European retail bank with a common identity that cuts across national and cultural boundaries.

______ Our goal, in complete alignment with the principles of good corporate governance, is to fulfil the expectations of all our stakeholders. That involves paying particular attention to employees. A fair balance between the interests of shareholders and staff is to avoid conflicts and create a basis for the achievement of our corporate objectives. Additionally, our extensive employee stock ownership programme ensures that all staff members receive their share of the bank's profits.

SOCIAL RESPONSIBILITY

At the level of shareholders as well, we live up to our corporate social responsibility more than ever. Last year AVS (DIE ERSTE österreichische Spar-Casse-Anteilsverwaltungssparkasse) was converted into a private foundation which, with a 34% interest, constitutes our largest shareholder. With its new legal form, this savings bank foundation not only satisfies the requirements of the international capital markets much better, but also has greater flexibility to fulfil a traditional calling of savings banks: the promotion of socially active, charitable institutions.

OPTIMISTIC OUTLOOK

The Erste Bank Group has built a powerful base for prospering from the dynamic growth of the Central European markets. The economic potential of these countries, where about 90% of our customers live, is vast. With a per-capita income of about EUR 6,200 these nations remain far behind the EU average, and will need years to close the gap. It is this very catch-up potential that holds immense profit opportunities for our Group. The reason is that we offer exactly what customers need most: finance for home renovation and purchase, insurance, retirement savings products as well as consumer loans - all products that until recently did not exist in the new European countries.

We will also continue to consider selected possible acquisitions, focusing on those countries which could be part of the next wave of EU enlargement. Here too all our activities will be governed by two criteria: sustained growth in value, and the benefits generated for the existing Erste Bank Group.

In doing so, we will reap the rewards of the effective strategic work done since going public. To this end, we will position the Erste Bank Group so as to make optimum use of the strengths of all Group companies, thus setting the stage for further gains in efficiency.

In this way we also ensure that Erste Bank remains an independent, autonomous institution. For our clients and shareholders, this safeguards that they will continue to derive the greatest possible advantage from their relationship with Erste Bank.



Andreas Treichl

Landmark achievements.
Highlights in 2003

Leadership: **More than 11 million customers**
Expansion: **Acquired Hungarian Postabank**
Integration: **Erste Bank Croatia has become the country's third largest bank**
Focused: **Reorganised the insurance business**
Savings banks: **Continued transfer of branches; increased stake in Kärntner Sparkasse**
Earnings growth: **Net profit up 38.4%**
Share price: **Performance well ahead of benchmarks**
Company value: **Market capitalisation grew more than 50% in 2003**

Leading to success.
The Managing Board of Erste Bank

Andreas Treichl
Chairman of the Managing Board since July 1997

RESPONSIBLE FOR: Group Communication, Savings Banks, Group Strategic Development, Internal Audit, Legal Services, Group Marketing, Česká spořitelna

Elisabeth Bleyleben-Koren
Deputy Chairwoman of the Managing Board since May 1999

RESPONSIBLE FOR: Austrian Branches, SME Customers, Large Corporate Customers & Project Finance, Multinational Customers, Multi-Channel Management, Product Management, Human Resources

Reinhard Ortner
Member of the Managing Board since July 1984

RESPONSIBLE FOR: Accounting, Equity Investments, International Business, Slovenská sporiteľňa, Erste Bank Hungary, Erste Bank Croatia

Franz Hochstrasser
Member of the Managing Board since January 1999

RESPONSIBLE FOR: Investment Banking, Treasury, Private Banking & Asset Management

Erwin Erasim
Member of the Managing Board since January 2001

RESPONSIBLE FOR: Payments & Processing, Group Information Technology, Securities & Treasury Operations, Infrastructure & Logistics

André Horovitz
Member of the Managing Board since January 2003

RESPONSIBLE FOR: Strategic Risk Management, Credit Risk Management Austria & Central Europe, Credit Risk Management International, Loan Restructuring, Planning & Controlling



ANDREAS TREICHL



FRANZ HOCHSTRASSER



ELISABETH BLEYLEBEN-KOREN



ERWIN ERASIM



REINHARD ORTNER



ANDRÉ HOROVITZ

Share performance.
Gains in a dynamic environment

_____ Marking their first full-year rise since 1999, the international stock exchanges ended 2003 with solid gains. Despite the political uncertainty, the delay in the economic upturn and the persistent weakness of the US dollar, nearly all important equity markets charted double-digit advances. In the banking sector, the DJ Euro Stoxx Bank Index rose significantly, spurred by an emerging improvement in the earnings situation of European banks. Attaining a level of 260.05 points at the end of December, the sector index climbed 31.0% on balance over the year.

_____ With a rise of 34.4% in the ATX Index, the Austrian stock market outdistanced almost all other European equity indices in 2003. A central reason for the outperformance of the Vienna stock exchange was the growing upside potential associated with the imminent eastward enlargement of the European Union.

_____ Last year the Erste Bank share delivered a record gain and a series of new all-time highs. Reaching a year-end price of EUR 97.97, the share advanced 52.7% in 2003. Erste Bank thus outperformed both the ATX, by 18.3 percentage points, and the sector index for European banks, by 21.7 percentage points.

Share performance at a glance

	since IPO[1] Dec. 1997	since SPO[2] Sept. 2000	since SPO[2] July 2002	2003
Erste Bank share	+121.0%	+108.4%	+40.6%	+52.7%
ATX	+18.4%	+32.2%	+26.7%	+34.4%
DJ Euro Stoxx Bank Index	-[3]	-26.0%	+3.5%	+31.0%

1 Initial Public Offering
2 Secondary Public Offering
3 Comparison since IPO is not applicable as Erste Bank has been included in this index only since 16 January 1998

Performance of Erste Bank share, DJ Euro Stoxx Bank Index and ATX since start of 2003 (indexed)


180
170
160
150
140
130
120
110
100
90
80
70
%
JAN 03
FEB 03
MAR 03
APR 03
MAY 03
JUN 03
JUL 03
AUG 03
SEP 03
OCT 03
NOV 03
DEC 03
JAN 04
FEB 04
ERSTE BANK
ATX
DJ EURO STOXX BANK INDEX

Financial calendar

4 May 2004	Annual General Meeting
7 May 2004	Ex-dividend date and dividend payment date
10 May 2004[1]	Release of results for the first quarter of 2004
17 August 2004[1]	Release of results for the first half of 2004
12 November 2004[1]	Release of results for the first three quarters of 2004

1 Preliminary date

Key financials.

Overview of 2003 business performance

Excerpt from the Consolidated Balance Sheet (IFRS[1])	31 Dec 2003 in EUR million	31 Dec 2002 in EUR million	Change in %
Assets			
Cash and balances with central banks	2,549	3,181	(19.9)
Loans and advances to credit institutions	13,140	15,492	(15.2)
Loans and advances to customers	67,766	64,435	5.2
Risk provisions for loans and advances	(2,772)	(2,983)	(7.1)
Trading assets	5,259	3,487	50.8
Investments available for sale	7,379	6,736	9.5
Financial investments	26,455	22,572	17.2
Intangible assets	1,868	1,596	17.1
Tangible assets	1,814	1,866	(2.8)
Other assets	5,117	4,840	5.7
Total assets	**128,575**	**121,222**	**6.1**
Liabilities and shareholders' equity			
Amounts owed to credit institutions	25,704	26,425	(2.7)
Amounts owed to customers	64,839	61,308	5.8
Debts evidenced by certificates	16,944	14,191	19.4
Provisions	6,366	5,488	16.0
Other liabilities	5,514	5,220	5.6
Subordinated capital	3,538	3,386	4.5
Minority interests	2,879	2,723	5.7
Shareholders' equity	2,791	2,481	12.5
Total liabilities and shareholders' equity	**128,575**	**121,222**	**6.1**

Amounts for sub-items and percentage rates of change may differ slightly from those calculated from non-rounded figures.
1 International Financial Reporting Standards (formerly International Accounting Standards - IAS)

The earnings performance for the 2003 financial year smoothly extends the success story of the past six years, during which Erste Bank has continually increased its net earnings. Significantly, over this short span of time Erste Bank succeeded in attaining or even greatly surpassing the goals it set itself on the occasion of the Initial Public Offering in 1997.

- Operating result improved 19.0% from EUR 1,151.2 million to EUR 1,370.1 million.
- The cost-income ratio was drastically reduced and, at 64.2%, is also far better than the previous year's level of 67.9%.
- Net profit after minority interests grew 38.4% from EUR 255.2 million to EUR 353.3 million.
- Return on equity improved markedly in 2003, rising one percentage point to 13.7%.

Excerpt from the Consolidated Income Statement (IFRS[1])

	2003 in EUR million	2002 in EUR million	Change in %
Net interest income	2,587	2,463	5.0
Risk provisions for loans and advances	(406)	(406)	0.0
Net commission income	996	944	5.5
Net trading result	214	167	28.2
General administrative expenses	(2,461)	(2,432)	1.2
Result from insurance business	33	8	>100.0
Other operating result	(202)	(80)	>(100.0)
Pre-tax profit for the year	**761**	**664**	**14.6**
Taxes on income	(224)	(151)	48.3
Profit for the year	**537**	**513**	**4.7**
Minority interests	(184)	(258)	(28.6)
Net profit after minority interests	**353**	**255**	**38.4**

Assets

Cash and balances with central banks: Cash and liquid funds on deposit with central banks that can be withdrawn at any time
Loans and advances to credit institutions: Amounts loaned to credit institutions primarily on a short-term basis
Loans and advances to customers: Amounts loaned to customers, e.g. for investment purposes
Risk provisions: Provisions made as a precautionary measure for possible loan default
Trading assets: Securities and other financial instruments traded on a continual basis and reported in the balance sheet at their fair value
Investments available for sale: Securities which are defined as a liquidity reserve due to business reasons and the Group's internal guidelines and which are measured at fair value
Financial investments: In particular securities held as long-term investments and insurance investments
Intangible assets: Goodwill and software acquired or developed by the Group
Tangible assets: The value of the Group's land and buildings, office furniture and equipment; the value of the fixed assets has a defined lifetime and is consequently written off on a yearly basis, the amount reported reflecting the depreciation taken to date
Total assets: Total of the Group's assets and invested funds

Liabilities and shareholders' equity

Amounts owed to credit institutions: Amounts borrowed from other credit institutions and issued to customers in the form of loans or invested in securities or with other credit institutions
Amounts owed to customers: Amounts entrusted to the Group by customers in the form of savings or other deposits
Debts evidenced by certificates: Securities issued by the Group and offered to customers as an investment alternative to savings deposits
Shareholders' equity: Sum of capital made available by the acquisition of shares by shareholders and earnings generated by the Group which are not paid out as dividends but rather used to strengthen the company
Total liabilities and shareholders' equity: Sum of borrowed money, capital made available to the Group and earnings generated

Income statement

Net interest income: The difference between the interest that must be paid on all entrusted money and the interest received on all loans issued and other investments
Risk provisions for loans and advances: Prudent business practice dictates that provisions must be made for loan default in the event that borrowers do not repay their debt on schedule
Net commission income: Amount generated by the procurement of services by customers
Net trading result: Result achieved by trading in securities, foreign exchange and other financial products
General administrative expenses: Costs incurred by the Group e.g. for personnel and other administrative expenses
Other operating result: Income and expenditures from transactions that do not pertain to the business typically conducted by the Group
Net profit after minority interests: Net profit after accounting for taxes and minorities; a portion thereof is distributed to shareholders in the form of a dividend while the rest is kept by the Group as retained earnings

Focus on the customer.

Satisfied clients are the basis of lasting success


Franz Pammer, salesman
Erste Bank customer
CAMEMBERT
CAMEMBERT
CAMEMBERT
CAMEMBERT
Franz. Rohmilch
Camembert
Isigny Saint Mère
100g € 3,12
Handgekäster
Montafoner
Camembert 200g
Stk. € 3,90
Calvados Pané
Brie Truffe
Mit Trüffel
€ 4,28




Brie Truffe
Mit Trüffel
Champagne

Selection matters: A wealth of payment options for retail customers and SMEs.

"TASTES DIFFER. AND NOT JUST IN CHEESE, BUT ALSO IN HOW TO PAY FOR IT. NOWADAYS THERE ARE MANY DIFFERENT POSSIBILITIES TO GIVE EACH CUSTOMER EXACTLY WHAT THEY WANT."

_____ All of Erste Bank's activities revolve around the customer. With more than 11 million clients, Erste Bank today is the leading financial services provider in Central Europe. Erste Bank provides complete support to its clients for all their financial needs and takes its cues first and foremost from customers' requirements, expectations and goals. This is the key to providing individualised, custom-tailored services and building long-lasting business relationships. That in turn makes it possible to achieve sustained growth in value for everyone involved - customers, staff and shareholders.

Needs-driven customer care

_____ In serving its customers, Erste Bank strives for maximum flexibility and individual attention, with a strong emphasis on new technologies and mobile communication: Clients can do their banking around the clock by Internet or telephone. The high degree of flexibility also extends to the personal advisory services provided by Erste Bank. Thus, account managers are available to advise on sophisticated financial transactions, even outside normal banking hours. The advanced multi-channel distribution organisation ensures the optimum assignment of clients with those advisors who can offer them the right services and products and thus act as guides towards the best decisions in financial matters.

Service quality is constantly monitored

_____ In order to assure service of the highest calibre, Erste Bank carries out extensive measurements of customers' satisfaction with the benefits they receive from their bank. At regular intervals, customers are surveyed on the subjects of service quality, professionalism of account managers and processes, and branch facilities. Suggestions for improvement are encouraged. The findings of these polls and other quality assessments - based, for example, on the use of mystery shoppers - are integrated in a customer service index. This CSI detects trends in customer satisfaction over extended periods of time and leads to prompt measures to improve individual factors.

_____ The pronounced focus on service is also an internalised reality in the co-operation across departmental boundaries within Erste Bank, and is regularly evaluated in this context as well. The results are used to take concrete steps designed to increase long-term efficiency.

Market position entails obligations

_____ Both in Austria - together with the savings banks - and in the countries of the extended home market in Central Europe, Erste Bank is now the leading retail banking group. This leadership status also extends to the Group's portfolio of services. In the interest of the client - largely retail customers, professionals and small and medium-sized businesses - the bank continually works to expand the scope and quality of its service offering.

Focus on employees a major success factor.
An essential element of Erste Bank's corporate culture

It's child's play: Mortgages and other personal loans from Erste Bank.

"WITH CHILDREN COMES A WHOLE NEW STAGE IN LIFE. PRIORITIES CHANGE – MONEY SUDDENLY TAKES ON A DIFFERENT MEANING. THAT'S WHY I ALREADY NOW TRY TO PREPARE THE CHILDREN FOR THE FUTURE AND GIVE THEM A FEEL FOR NUMBERS, WHILE EVERYTHING IS STILL A GAME."

Since its Initial Public Offering in 1997, Erste Bank has grown into a successful international group with some 2,400 locations in five countries. This has involved a several-fold increase in the size of its staff to 37,650. The Group's dynamic growth has brought far-reaching changes and new experiences for every staff member, and places ever-new demands on the organisational structure. Additionally, the modern workplace is marked by a multitude of innovations that must be accommodated by flexible, judicious action based on a consensus between staff and management. Erste Bank aims to respond to these exigencies from a well-defined enduring system of values that permits an ideal balance between the interests of employees and shareholders.

Staff Charter of Erste Bank

In order to keep pace with changing market conditions and to design the bank's internal environment together, a Staff Charter was developed at Erste Bank. The Charter sets out the corporate guiding principles of Erste Bank and states that the bank's success depends primarily on the performance of its staff. The employee-oriented system of values and the resulting work environment are described in detail. Shared values and goals are a crucial factor in a common identity that transcends national and cultural boundaries. The prerequisite for long-lasting, successful customer relationship is entrepreneurial, team-based, performance-oriented action that never loses sight of the customer as its chief reference point. The equitable balancing of the interests of shareholders and staff is intended to ensure that the efforts of the different stakeholder groups remain focused on results. All activity is based on an open communication structure that, in the event of conflicts, permits constructive and goal-oriented solutions. The Group's watchword "Every relationship is about people" thus represents, in this context, a strong belief in the staff's importance to Erste Bank.







Michaela Peschen
kindergarten teacher
Erste Bank customer


G
IV.

Investing in the future through training and development

Consistent with these values of Erste Bank, training and development are an inseparable part of the bank's everyday practice. They are considered an investment in the future of every single employee and of the whole enterprise. At the heart of these development activities are training programmes with a standardised core content that are adapted to local requirements in the different countries. This includes multi-country initiatives to promote Group-wide mobility and knowledge transfer. As well, personal development is furthered by potential-development programmes and managers are supported with intensive coaching in difficult situations.

A holistic view of individuals' life situation and employees' need for a healthy work-life balance prompted Erste Bank to offer opportunities for development and personal growth that go beyond a career focus. In addition to flexible working hours, telework and other family-friendly arrangements, employees have access to the "Erste Bank Consciousness Centre", an institution that encourages alternative ways of seeing and teaches new abilities. Innovative thinking and creativity are stimulated through energy cultivation training and mental training, Feng Shui and many other approaches. The Centre also offers constructive methods of coping with stress and attaining more joie de vivre, a greater sense of achievement and better mental health.

Additionally, employees of Erste Bank have access to the extensive counselling, available from the bank's Staff and Family Services group, especially in matters of childcare and eldercare. This department offers support 365 days a year.

Sponsorship activities of Erste Bank.
Taking responsibility for society

Central Europe sponsorship initiative

_____ In step with Erste Bank's growth into the leading retail bank in Central Europe, its involvement as a sponsor of social, cultural and sports activities has also deepened. A key emphasis of the diverse sponsorship ventures therefore lies in promoting the further coalescence of the Central European region. In this undertaking, Erste Bank acts as an initiator of largely international activities in the areas of culture, science and sports, and also supports social initiatives. The overarching goal is to encourage people and institutions in Austria and Central Europe to think and act independently, thus helping to create and preserve civil societies in Austria and Central Europe that are culturally diverse, tolerant and socially cohesive.

Commitment to contemporary art

_____ With the founding in 2002 of Tranzit, a platform for Central European contemporary art, the Erste Bank Group had already taken a pivotal step. Last year this project was very successfully continued. To artists, curators and theorists in the Czech and Slovak Republics and Austria, Tranzit offers new possibilities for developing artistically and socially relevant strategies and creative approaches. As a multi-faceted, flexible programme, Tranzit makes an active contribution to the continual visionary and quality-conscious development of society and art in Central Europe. Most of all, however, Tranzit provides exposure for artists who are outside the focus of current cultural policy. Under the care of international curators Kathrin Rhomberg and Mária Hlavajová as well as a representative of the respective local arts scene, 2003 already saw publications, events and the awarding of the first grants. For instance, together with the Kölnischer Kunstverein (Art Association of Cologne), a retrospective was produced about Slovak artist Julius Koller. Brought out by respected publisher Walther König, this volume is the first Slovak book with world-wide distribution. In Prague a workshop was given with Hans Ulrich Obrist, one of the curators of Viennale 2003, and in New York the Tranzit network organised an exhibition on Central European artists at the Austrian Cultural Forum.

_____ In an example of strong commitment to the arts, the "Prague - Vienna" exhibition was staged in partnership with the Austrian National Library. With excellent timing, just when the prospective EU countries held their positive referenda on joining the European Union, Erste Bank and Česká spořitelna were thus able to create an eloquent symbol of the ties and closeness between the Czech Republic and Austria.

_____ Independence, innovation and the courage to experiment distinguish the programme of Wiener Secession, with which Erste Bank maintains a long-standing partnership. In 2003 their programme - well-received nationally and abroad - was brought to both customers and staff of Erste Bank in numerous pre-openings and special tours. An art appreciation programme called "Art Information" that was developed through this partnership with Erste Bank inspired visitors to think and act creatively by engaging them in direct dialogue with art history students. As another important benefit, this communicates the open and visionary basic stance of Wiener Secession and conveys the sponsorship philosophy of Erste Bank as the institution's foremost donor.


Bernhard Hofbaur
controller
Erste Bank customer

It all adds up. Made-to-measure consulting and services for starting new businesses and financing going concerns.

"I HAVE REALISED THAT THERE IS NO ONE FORMULA FOR SUCCESS. EVERY FINANCIAL SITUATION CALLS FOR A DISTINCTIVE, VERY INDIVIDUAL SOLUTION. AND FINDING IT TAKES PARTNERS YOU CAN COUNT ON."





Setting the stage for contemporary music

——— For almost 15 years now, Erste Bank has commissioned work from young composers by way of the "Erste Bank Music Commission". Through a new and far-reaching partnership with Klangforum Wien (a leading ensemble of soloists for contemporary music) and with the Wien Modern festival, last year the significance of this distinction was greatly enhanced. A premiere is also annually staged at this festival, performed by the Klangforum Wien. With this initiative for avant-garde music in Austria, Erste Bank has established a now-indispensable landmark championing contemporary musical creation and thus helps young, promising composers to gain further recognition and attention from the public. For his commission this year's winner, Clemens Gadenstätter, has created an important, magnificent piece of music titled "comic sense".

——— Erste Bank has long supported the jazz genre, a highly diverse segment of contemporary creative culture that accommodates a wide range of new content and artistic expression. In addition to backing Jazzland, a legendary Vienna club, in 2003 the "Jazz First" initiative was started jointly with the Wiener Konzerthaus. Under this name, Erste Bank together with cultural magazine "jazzzeit" and young label Quinton supports a music project of a new Austrian talent every year. Jazz First focuses on works that make an up-to-date contribution to the body of contemporary music and are considered representative projects with great future potential. Part of Erste Bank's role is to finance the production of a CD and a concert tour. Moreover, all customers and employees of Erste Bank receive discounts on tickets to the jazz concerts of Wiener Konzerthaus.

——— In 2003 the long standing partnership with Wiener Musikverein reached its material culmination in the opening of the so-called "Erste Bank Foyer", a section of the Musikverein's venue. Erste Bank's contribution made it possible to carry out the urgently needed renovation and especially the highly successful underground expansion of this world-renowned Vienna institution.

Dreams become the foundation of reality – through Erste Bank's complete offering for young people.

"AT FIRST I DREAMED OF BECOMING AN ASTRONAUT. THEN A RACE CAR DRIVER. NOW I AM DREAMING OF RECORDING MY OWN CD. AND WHY NOT? DREAMS ARE FREE – AND THEY CAN COME TRUE. SPARK7."

Funding economic studies

For many years now, Erste Bank has collaborated with Wirtschaftsuniversität Wien (WU, Vienna's university of economics and business administration) through numerous programmes, projects and initiatives revolving around business and research in Central Europe. Together with WU's own fund, Erste Bank mainly awards scholarships and research assignments. This included, for instance, "Erste Bank Summer University Danubia", a project which in 2003 gathered about 60 students from five Central European countries for a summer of collective study in the region's capitals.

Practising social responsibility

As long-established partners, Erste Bank and Caritas last year continued their extensive support of disadvantaged social groups in Austria and Central Europe: This comprised both a charity drive that this year was devoted to children in need, and a large-scale Caritas campaign that, by sensitising the public to the difficulties faced by the disabled, sought to improve conditions for handicapped people.

An area of particularly intense support in 2003 was the Caritas hospice campaign, whose aim is to enable people to die with dignity and to lift the taboo which cloaks this very touchy social issue. Erste Bank last year joined Österreichisches Hilfswerk, a charity, in a campaign designed to encourage people to prepare ahead for retirement and the opportunities and threats of ageing. This effort helped to focus attention on the subject of population ageing and its challenges for government, society and families and to develop appropriate, constructive solutions.




CYCLES
DURAVIA

Ben Kiefmann
high school student, spark7 member

Sponsoring sports

_____ The support which Erste Bank gives to cultural, social and economic endeavours is complemented by focused involvement in the area of sports. The concept of encouraging and celebrating athletic achievement is consonant with Erste Bank's winning expansion strategy and high standards of performance and quality. Last year, Erste Bank thus became the sponsor of the Erste Bank Ice Hockey League. As a dynamic and forward-looking enterprise, Erste Bank embraces this attractive sponsorship opportunity against the backdrop of the ice hockey world championships coming to Austria in 2005.

_____ Together with the savings banks, Erste Bank launched a programme known as "Erste Bank Sparkasse Running". Given that running is a growth sport in Austria, and in keeping with the principle of preventive healthcare, a national umbrella structure was thus formed to link the many running-related events supported by Erste Bank and the savings bank group. To promote the effective development of new cadres of young players, school soccer and volleyball leagues have also been sponsored in the name of the savings banks for 28 years. By sponsoring the Austrian snowboard team via the "spark7" youth brand, Erste Bank has an outstanding presence in this ever more popular sport.

Publisher and copyright owner: Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna **Concept, editing and production:** be.public Werbung Finanzkommunikation **Graphic design:** alessandri design **Photography:** Roland Ferrigato, Wolfgang Zajc **Photo production:** See'ya **Translation into English:** Martin Focken. We have prepared this annual report with the greatest possible care and have thoroughly checked the data pre-sented in it. However, we cannot rule out errors associated with rounding, transmission, typesetting or printing.

"In 2003 we achieved the highest earnings in the history of Erste Bank. We did this through our tight cost management, which helped to generate a steady increase in profitability both in Austria and Central Europe. After last year's successful acquisition of Postabank, we are now among the top banks in all those Central European countries where economic expansion in the years ahead will be strongest."

ANDREAS TREICHL, CHAIRMAN OF THE MANAGING BOARD

82-5066

ARLS 12-31-03

Erste Bank 2003

The Leading Financial Services Provider in Central Europe

Erste Bank Der Oesterreichischen

Leadership: **More than 11 million customers**

Expansion: **Acquired Hungarian Postabank**

Integration: **Erste Bank Croatia has become the country's third largest bank**

Focused: **Reorganised the insurance business**

Savings banks: **Continued transfer of branches; increased stake in Kärntner Sparkasse**

Earnings growth: **Net profit up 38.4%**

Share price: **Performance well ahead of benchmarks**

Company value: **Market capitalisation grew more than 50% in 2003**

ERSTE BANK

Key figures for Erste Bank share

	2003 in EUR	2002 in EUR	2001 in EUR	2000 in EUR
Share price				
High	98.20	85.83	62.00	51.30
Low	58.45	53.00	47.00	40.85
Closing price	97.97	64.15	59.70	48.00
Share ratios				
Earnings per share	5.94	4.73	4.47	4.21
Price-earnings ratio	16.49	13.56	13.36	11.40
Dividend per share	1.50 [1]	1.24	1.24	1.24
Payout ratio (in %)	25.4%	29.1%	27.7%	32.6%
Dividend yield (in %)	1.5%	1.9%	2.1%	2.6%
Book value per share	46.56	41.47	37.80	36.82
Operating result per share	22.86	19.24	14.13	9.40
Price-book value ratio	2.1	1.5	1.6	1.3
Total Shareholder Return (TSR)				
TSR (in %)	54.22%	9.35%	26.50%	11.7%
Average TSR (in %)	15.57%	9.13%	9.10%	4.7%
Number of shares				
Number of shares outstanding	59,943,808 [2]	59,825,114 [2]	50,362,955	50,360,799
Average number of shares outstanding	59,461,459	53,942,369	49,965,944	45,543,554
Market capitalisation (in EUR billion)	5.87	3.84	3.01	2.42
Trading volume (in EUR billion) [3]	2.02	2.85	1.33	0.95

1 Recommendation to Annual General Meeting
2 The Erste Bank shares held by the cross-guarantee system of the savings banks were not deducted from the number of shares outstanding.
3 Source: Vienna Stock Exchange; single counting

Ratings

FITCH	
Long-term	A
Short-term	F1
Individual	B/C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	C+
Standard & Poor's	
Short-term	A-2

Performance of Erste Bank share


115
105
95
85
75
65
55
45
35
EUR
DEC 97 >
> FEB 04

Key figures (IFRS)

	2003 in EUR million	2002[3] in EUR million	2001[2] in EUR million	2000[1] in EUR million
Balance sheet				
Total assets	128,575	121,222	86,033	71,196
Loans and advances to credit institutions	13,140	15,492	18,913	19,472
Loans and advances to customers	67,766	64,435	39,210	31,238
Risk provisions for loans and advances	(2,772)	(2,983)	(1,875)	(1,544)
Trading assets, other current assets, financial investments	39,093	32,795	21,093	16,684
Sundry assets	11,348	11,483	8,692	5,346
Total liabilities and shareholders' equity	128,575	121,222	86,033	71,196
Amounts owed to credit institutions	25,704	26,425	28,642	25,638
Amounts owed to customers	64,839	61,308	37,175	28,841
Debts evidenced by certificates, including subordinated capital	20,482	17,577	12,707	10,736
Other liabilities, provisions	11,880	10,708	4,346	3,292
Minority interests	2,879	2,723	1,259	833
Shareholders' equity	2,791	2,481	1,904	1,856
Changes in total qualifying capital				
Risk-weighted assets pursuant to Sec, 22 Banking Act	62,188	60,257	37,803	31,879
Qualifying consolidated capital pursuant to Sec. 23 & 24 Banking Act	7,009	6,983	4,308	3,956
of which core capital (Tier 1)	3,912	3,800	2,337	2,125
Solvency ratio pursuant to Sec. 22 Banking Act (in %)	10.7%	11.0%	10.7%	11.2%
of which core capital ratio (in %)	6.3%	6.3%	6.2%	6.7%
Income statement				
Net interest income	2,586.8	2,463.0	1,438.9	924.0
Risk provisions for loans and advances	(406.4)	(406.4)	(203.6)	(161.9)
Net comission income	996.6	944.3	574.6	423.4
Net trading result	214.6	167.4	152.6	127.4
General administrative expenses	(2,460.8)	(2,432.0)	(1,454.3)	(1,001.0)
Operating result	1,370.1	1,151.2	711.7	473.7
Pre-tax profit	761.6	664.6	405.7	267.8
Net profit after minority interests	353.3	255.2	223.3	191.8
Profitability				
Interest margin in % of average interest bearing assets[4]	2.30%	2.30%	2.05%	1.68%
Net profit after minority interests in % of average total assets	0.28%	0.22%	0.28%	0.31%
Net profit after minority interests in % of risk-weighted assets (RWA)	0.57%	0.42%	0.59%	0.65%
Cost-income ratio (in %)	64.2%	67.9%	67.1%	67.9%
Return on equity (ROE) (in %)	13.7%	12.7%	12.4%	12.3%
Earnings per share (in EUR)	5.94	4.73	4.47	4.21
Additional information				
Number of employees	37,650	36,923	28,222	23,810
Austria	14,974	15,654	7,425	6,615
International	22,676	21,269	20,797	17,195
thereof Česká spořitelna-Group	12,420	12,994	13,341	15,742
thereof Slovenská sporiteľňa, a.s.	5,283	5,248	5,856	-
thereof other subsidiaries	4,973[5]	3,027	1,600	1,453
Number of branches				
Austria	1,052	1,068	315	279
Czech Republic	667	673	684	707
Slovak Republic	339	353	441	-
Hungary	194[6]	79	66	55
Croatia	118	112	34	30

1 Including five months of Česká spořitelna, a.s.
2 Including Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s.; the balance sheet data and qualifying capital include Tiroler Sparkasse Bank AG
3 First-time consolidation of the members of the cross-guarantee system and Riječka banka d.d.; the income statement additionally includes Tiroler Sparkasse Bank AG
4 Change in calculation method from the previous year
5 Including 1,804 employees of Postabank
6 Including 112 branches of Postabank

OPEN FLAP FOR KEY FIGURES >

OPEN FLAP FOR KEY FIGURES >

2003 Annual Report

Contents

Rising more than 50% in 2003, the Erste Bank share was one of the top performers in the European banking sector last year. In addition to the general recovery in financial markets and the financial industry, the performance was driven primarily by the consistent implementation of the growth strategy in Central Europe, where Erste Bank's latest signal achievement was the acquisition of Hungarian Postabank.

Performance of equity indices

STRONG RALLY IN INTERNATIONAL STOCK MARKETS

Despite a poor start to a turbulent 2003, international equity markets closed the year on solid gains for the first time since 1999. Defying the political uncertainty over Iraq, the delayed economic upturn and the persistent weakness in the US dollar, nearly all important equity markets charted double-digit advances. The rally was led by the major US indices (the Dow Jones Industrial Average was up 25.3%, the S&P 500 added 26.4% and the Nasdaq went up 50.0%). The FTSE Eurotop 300 Index rose by 11.8% on balance in 2003. Austria's ATX, with a gain of 34.4%, and Germany's DAX, which climbed 37.1%, were two of the best-performing indices in Europe.

The conclusion of the Iraq war – a conflict which had preoccupied international stock markets in the first quarter of 2003 and depressed share prices globally to a new low by mid-March – triggered an explosive rally in equity markets. The critical reasons for the stock market upswing under way since the turning point on 11 March were the general better sentiment for equities, interest rate cuts by US and European central banks and hopes of a recovery in the world economy. From the second half of the year, this rally accelerated further, fuelled by positive corporate reporting and several unexpectedly vigorous economic indicators that supported the scenario of robust economic growth in the USA and a gradual upturn in Europe.

BANKING SECTOR BENEFITS FROM IMPROVEMENT IN EARNINGS SITUATION

For banks the downward trend of the previous year continued at first in 2003. This was attributable mainly to earnings reports by European banks for 2002 that were below expectations, and the downgrading of some bank issues by rating agencies and analysts. Against this backdrop, the DJ Euro Stoxx Bank Index too registered a negative performance in the first three months of 2003, falling 9.2%, but then rallied on the strength of an emerging improvement in the profitability of European banks. This positive trend was validated and reinforced by bank earnings above expectations in the following quarters and by the overall upturn in stock markets, lifting the DJ Euro Stoxx Bank Index to new highs for the year. In total the sector index, with a reading of 260.05 points at the end of December, gained 31.0% on the year. This bullish trend continued with a further 2.1% increase in January 2004.

VIENNA STOCK EXCHANGE A STAR PERFORMER OF 2003, SETS NEW ALL-TIME HIGH IN EARLY 2004

With a rise of 34.4% in the Austrian Traded Index (ATX) to 1,545.15 points, the Austrian stock market beat almost all other European equity indices in 2003. In part, the outperformance of the Vienna stock exchange represented the upside potential arising from the eastward enlargement of the European Union as of 1 May 2004, which is expected to be a boon to the Austrian economy. The ATX extended its command performance until into February by attaining several more successive historic highs, and its gain of 11.3% for January conspicuously outshone all other European equity markets. Over the same period the FTSE Eurotop 300 Index added only 2.5%.

Performance of the Erste Bank share, DJ Euro Stoxx Bank Index and ATX since the beginning of 2003 (indexed)


180
170
160
150
140
130
120
110
100
90
80
70
%
JAN 03
FEB 03
MAR 03
APR 03
MAY 03
JUN 03
JUL 03
AUG 03
SEP 03
OCT 03
NOV 03
DEC 03
JAN 04
FEB 04
ERSTE BANK
ATX
DJ EURO STOXX BANK INDEX

Performance of the Erste Bank share

RECORD APPRECIATION IN 2003 AND FURTHER RISE WELL PAST HUNDRED-EURO MARK IN NEW YEAR

Last year the Erste Bank share delivered a record gain and several new all-time highs. Reaching a year-end price of EUR 97.97, the share advanced by 52.7% in 2003. Erste Bank thus out-distanced both the ATX (up 34.4%), by 18.3 percentage points, and the sector index for European banks (up 31.0%), by 21.7 percentage points. Notwithstanding the adverse environment and the low for the year of EUR 58.45 recorded on 11 March, Erste Bank's share closed even the first quarter of 2003 on a gain, rising by 1.9%.

Thanks to the recovery in the European banking industry and to the rating by analysts as a core investment in Central Europe's banking sector, the share subsequently soared. This upward surge gained additional momentum when the share marked several all-time highs in October and November. The highest closing price in 2003 was reached on 4 November, at EUR 98.20.

The chief factor behind this outstanding share performance, aside from the publication of good business results, was the continuation of the successful expansion strategy in Central Europe through the acquisition of Hungary's Postabank in October 2003. That transaction prompted analysts to revise their target prices for the Erste Bank share higher. In 2004 the share continued to gain, advancing swiftly at the very beginning of the year. On 5 January 2004 Erste Bank's share price, at EUR 102.00, for the first time passed the hundred-euro mark. The high during the period under review was reached on 16 February 2004 at EUR 115.0.

Trading volume and market capitalisation

PRONOUNCED GROWTH IN VOLUME AND MARKET VALUE

On average in 2003, about 103,000 Erste Bank shares were traded per day on the Vienna stock exchange, an increase of nearly 20% on one year earlier. The share's turnover on the Prague exchange, where Erste Bank has been listed since October 2002, reached some 21,000 shares per day. The share price gains increased the market capitalisation of Erste Bank to EUR 5.87 billion as of 31 December 2003, more than 50% above the prior-year level of EUR 3.84 billion. In February 2004 Erste Bank's value in the stock market, boosted further by the share's headlong gains, rose well past the EUR 6.5 billion mark.

Proposed distribution of profit

It will be proposed to the Annual General Meeting on 4 May 2004 to pay a dividend of EUR 1.50 per share. This corresponds to an increase of 20% on the previous year and represents a payout ratio of 25.4%. The higher dividend reflects both Erste Bank's growth in net profit for the year and comfortable levels of regulatory capital thanks to retained earnings.

Share performance at a glance[1]

	Since IPO Dec. 1997	Since SPO Sep. 2000	Since SPO July 2002	2003
Erste Bank share	+121.0%	+108.4%	+40.6%	+52.7%
ATX	+18.4%	+32.2%	+26.7%	+34.4%
DJ Euro Stoxx Bank Index	-[2]	-26.0%	+3.5%	+31.0%

1 Based on closing prices on 31 December 2003
2 Comparison since IPO is not meaningful as Erste Bank has been included in this index only since 16 January 1998

The Erste Bank share is represented in the following indices

> ATX – Austrian Traded Index
> ATX Prime
> PX 50
> PX-D
> DJ Euro Stoxx Bank Index
> MSCI Standard Index Austria
> MSCI All World
> FTSE Eurotop 300 Index
> FTSE All World

Key figures for the Erste Bank share in 2003

in EUR	2003
Earnings per share	5.94
Price-earnings ratio	16.49
Dividend per share	1.50 [1]
Payout ratio (in %)	25.4%
Dividend yield (in %)	1.5%
Book value per share	46.56
Operating profit per share	22.86
Total shareholder return (in %)	54.22%
Average total shareholder return (in %)	15.57%
Number of shares outstanding	59,943,808 [2]
Average number of shares outstanding	59,461,459
Market capitalisation (in EUR billion)	5.87
Trading volume (in EUR billion)	2.02 [3]

1 Recommendation to Annual General Meeting
2 Including Erste Bank shares held by savings banks
3 Source: Vienna Stock Exchange, single counting

Ownership structure


59.9% Free float
42.9% of which institutional investors
8.3% of which retail investors
7.0% of which Austrian savings banks
1.7% of which employees
34.0% DIE ERSTE Privatstiftung
6.1% Austria Verein

Research reports covering the Erste Bank share[1]

> BNP Paribas
> Bank Austria Creditanstalt
> Citigroup
> Deutsche Bank
> Dresdner Kleinwort Wasserstein
> Fox-Pitt, Kelton
> Goldman Sachs
> ING
> JP Morgan
> Lehman Brothers
> Main First
> Merrill Lynch
> Patria
> Raiffeisen Centrobank
> UBM UniCredit Banca Mobiliare
> UBS
> West LB

1 This list comprises all institutions known to Erste Bank at the editorial deadline that prepare research reports on the Erste Bank share.

Financial calendar

4 May 2004	Annual General Meeting
7 May 2004	Ex-dividend date and dividend payment date
10 May 2004[1]	Release of results for the first quarter of 2004
17 August 2004[1]	Release of results for the first half of 2004
12 November 2004[1]	Release of results for the third quarter of 2004

1 Preliminary date

Erste Bank Investor Relations

Erste Bank, Graben 21, A-1010 Vienna/Austria
E-MAIL: investor.relations@erstebank.at
FAX: from within Austria 05 0100-13112
international +43 5 0100-13112
INTERNET: www.erstebank.com/ir

Gabriele Semmelrock-Werzer
PHONE: from within Austria 05 0100-11286
international +43 5 0100-11286
E-MAIL: gabriele.werzer@erstebank.at

Thomas Schmee
PHONE: from within Austria 05 0100-17326
international +43 5 0100-17326
E-MAIL: thomas.schmee@erstebank.at

Nina Higatzberger
PHONE: from within Austria 05 0100-17795
international +43 5 0100-17795
E-MAIL: nina.higatzberger@erstebank.at

Ticker symbols

Reuters	ERST.VI
Bloomberg	EBS AV
Datastream	O:ERS
ISIN	AT0000652011
ADR Cusip-Code	296 036 304

Corporate Governance

In the interest of accountable business management, Erste Bank is committed to putting the Austrian Code of Corporate Governance into action. In order to ensure the greatest possible transparency for all stakeholder groups, Erste Bank adheres to all statutory rules of this Code and most of its recommendations. Good corporate governance is regarded as a key element of Erste Bank's corporate culture.

The Austrian Code of Corporate Governance

HIGH TRANSPARENCY IN AUSTRIA'S CAPITAL MARKET THROUGH CODE OF CORPORATE GOVERNANCE

In October 2002 the Austrian Working Group for Corporate Governance presented the Austrian Code of Corporate Governance. The Code constitutes a voluntary, self-regulatory initiative and goes beyond a corporation's statutory responsibilities. The Code seeks to promote accountable corporate management and supervision that sustainably create value and that balance and define all rights and responsibilities of every stakeholder - management, supervisory board, employees, shareholders and the general public - and the relationships between these groups. The Code is designed to ensure a high degree of transparency for all stakeholders. The complete wording of the Code is available at www.corporate-governance.at.

Erste Bank is deeply committed to good corporate governance

CLOSE ADHERENCE TO THE CODE DETAILS AT WWW.ERSTEBANK.COM/IR

Erste Bank complies with all statutory requirements of the Austrian Code of Corporate Governance and with most of its recommendations. Detailed explanations of the compliance with specific parts of the Code can be found on the website of Erste Bank at www.erstebank.com/ir.

At the public offerings in 1997 and 2000, Erste Bank's employees had the opportunity to acquire shares of Erste Bank on preferential terms and thus benefit from the Group's upside potential on the stock market. In 2002, in addition to a management share option plan, a new employee share ownership programme (ESOP) for all Group staff was launched under the name "Creating Value". The strong demand from staff has reinforced the management's intention to continue the ESOP, with the goal of raising employees' ownership of Erste Bank to about 5% in the medium term.

The inclusion of employees forms an important part of Erste Bank's corporate culture. This manifests itself in large-scale staff surveys whose results are analysed by outside consultants and taken into account in the management's decisions. The first survey throughout Austria was conducted in 2000; another followed in the first half of 2003. Similar surveys are carried out at the subsidiaries in Central Europe.

STAFF CHARTER REFLECTS ESTEEM FOR EMPLOYEES IN THE ERSTE BANK GROUP

The high esteem in which Erste Bank holds its employees is expressed in the Staff Charter signed at the beginning of 2004. The Staff Charter documents the employee-friendly value system as well as the aims of management and staff. In addition, in order to keep pace with the changing market environment, the Charter creates a focus on joint productivity.

Safeguarding the rights of all shareholders is the cardinal rule of corporate management. Erste Bank thus created a clear capital structure made up only of ordinary shares. Consistent with giving shareholders a substantial share in company profits, Erste Bank announced at its initial public offering in 1997 that it would strive to pay dividends at a rate of about 30% when possible. In the years since then this target has largely been met.

The need of shareholders to speak directly with top management is accommodated in Internet chats that have been held regularly since 2000. These events allow investors to find out first-hand about current developments at Erste Bank.

The rights and responsibilities of employees and the appropriate conduct towards customers (Code of Conduct) are specified in a detailed and comprehensive set of instructions. The current version of these binding standards is available on Erste Bank's intranet.

Management Report and Financial Review of the Erste Bank Group

The consolidated financial statements of Erste Bank are prepared in accordance with the International Financial Reporting Standards (IFRS), *formerly known as International Accounting Standards (IAS).*

Consolidated results in brief

When reviewing the **rates of change** presented here, it should be taken into account that in 2002, Riječka banka was not consolidated until May and the stake in Česká spořitelna was increased only in July of the same year. As well, the acquisition made in Hungary in December 2003, Postabank és Takarékpénztár Rt. (Postabank), was integrated from the transaction's closing date of 16 December 2003.

Moreover, as in the previous years, in 2003 ownership of a number of Erste Bank branches was transferred to local savings banks in the Austrian regions. The financial year thus saw the Erste Bank branches in the Vorarlberg region taken over by the savings banks in Dornbirn, Feldkirch and Bregenz. The effects on the consolidated financial statements are negligible; only the item "other operating result" contains resulting sales proceeds of about EUR 13 million.

OPERATING INCOME INCREASED 6.9% TO EUR 3,830.9 MILLION

Total **operating income** of the Erste Bank Group (consisting of net interest income, net commission income, net trading result and income from insurance business) rose 6.9% in the year under review to EUR 3,830.9 million. **General administrative expenses** (comprising personnel expenses, other administrative expenses as well as depreciation and amortisation of fixed assets) meanwhile only inched up a modest 1.2% to EUR 2,460.8 million.

Operating income and general adminstrative expenses (in EUR million)


1,172.4
821.7
1,474.8
(+25.8%)
1,001.0
(+21.8%)
2,166.1
(+46.9%)
1,454.3
(+45.3%)
3,583.1
(+65.4%)
2,432.0
(+67.2%)
3,830.9
(+6.9%)
2,460.8
(+1.2%)
1999
2000
2001
2002
2003
Operating income
General adminstrative expenses

Operating result – the balance of operating income and general administrative expenses – was EUR 1,370.1 million, 19.0% higher than in the year before.

In 2003 this led to a marked improvement in the **cost-income ratio** (general administrative expenses as a percentage of operating income) from 67.9% to 64.2%.

While **risk provisions for loans and advances** remained virtually unchanged at about EUR 406.4 million compared to the previous year, the absolute amount of the negative **other operating result** increased from EUR -80.2 million to EUR -202.1 million.

This resulted in **pre-tax profit** of EUR 761.6 million, which constitutes a 14.6% increase on the level of 2002.

After **taxes on income** and **minority interests, net profit** for the 2003 financial year was EUR 353.3 million, an increase of 38.4% on the year before.

Operating result and net profit after minority interests (in EUR million)


350.7
164.6
473.8
(+35.1%)
191.8
(+16.5%)
711.8
(+50.2%)
223.3
(+16.4%)
1,151.2
(+61.7%)
255.2
(+14.3%)
1,370.1
(+19.0%)
353.3
(+38.4%)
1999
2000
2001
2002
2003
Operating result
Net profit after minority interests

Based on average shareholders' equity less own shares (calculated from the monthly figures), the **return on equity** reached 13.7% compared to 12.7% one year earlier.

Earnings per share increased from EUR 4.73 to EUR 5.94.

Earnings developments

Operating income

Operating income increased 6.9% to EUR 3,830.9 million, with satisfactory growth rates in all components. Growth was above average in net trading result and income from insurance business.

Operating income by source (in EUR million)



113.7
322.4
736.3
127.4
423.4
924.0
152.6
574.6
1,438.9
8.4
167.4
944.3
2,463.0
32.9
214.6
996.6
2,586.8
1999
2000
2001
2002
2003

Net interest income; Net commission income; Net trading result; Income from insurance business

Trend in operating income (in EUR million)



1,172.4
9.7%
27.5%
62.8%
1,474.7
(+25.8%)
8.6%
28.7%
62.7%
2,166.1
(+46.9%)
7.0%
26.6%
66.4%
3,583.1
(+65.4%)
0.2%
4.7%
26.4%
68.7%
3,830.9
(+6.9%)
0.9%
5.6%
26.0%
67.5%
1999
2000
2001
2002
2003

Net interest income; Net commission income; Net trading result; Income from insurance business

Net interest income

Net interest income represents three constituent items: net interest in the narrow sense, interest-like income and expenses, and income from equity holdings including the share in the results of subsidiaries consolidated at equity (associates). In 2003 net interest income grew 5.0% to EUR 2,586.8 million.

While the interest margin (net interest income as a percentage of average interest-bearing assets, with the latter representing total assets less cash and balances with central banks, trading assets, tangible and intangible assets, and other assets) remained constant year-on-year at 2.3%, this reflected positive influences from an increase of 12% in average total assets as well as higher income from associates. Income from asset/liability management also rose. This trend was driven both by the domestic business and the Central European subsidiaries.

Net commission income

Net commission income last year was raised 5.5% to EUR 996.6 million.

This growth occurred in almost all categories of fees and commissions, led by the insurance and building society business.

The securities business as well witnessed a very positive trend amid the improved market conditions.

Net commission income by component (in EUR million)



322.4
8%
15%
11%
22%
44%
423.4
(+31.3%)
5%
24%
13%
16%
42%
574.6
(+35.7%)
4%
30%
20%
19%
27%
944.3
(+64.3%)
5%
36%
16%
18%
25%
996.6
(+5.5%)
6%
39%
16%
14%
25%
1999
2000
2001
2002
2003

Securities transactions; Building society and other business; Lending business; Payments; Insurance business

Net trading result

The **net trading result** encompasses realised and unrealised gains and losses on securities transactions, on interest and equity derivatives and on foreign exchange. The item also includes interest and dividend income on trading positions and interest expenses for financing these positions.

Taking full advantage of the better market environment, the Group lifted its net trading result above average by 28.2% to EUR 214.6 million.

Income from insurance business

Whereas insurance income had been unusually low in 2002 as a result of the poor market situation and high losses from natural disasters, insurance profits all but quadrupled in 2003 to EUR 32.9 million, due in part to the more buoyant capital markets and better loss experience.

The chart below shows the trend in **net interest margin** (net interest income as a percentage of average interest-bearing assets) and **operating margin** (operating profit as a percentage of average total assets):

Interest margin and operating margin



3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
%
2.39%
1.68%
2.68%
2.05%
3.16%
2.30%
3.02%
2.30%
2000
2001
2002
2003
Operating margin
Interest margin

General administrative expenses

General administrative expenses are composed of personnel costs, other administrative expenses, as well as depreciation and amortisation of fixed assets.

On balance, 2003 saw only a modest increase of 1.2%. Excluding the exceptional expenses for the pension fund (described in the discussion of personnel costs), general administrative expenses decreased slightly by 0.1%.

General administrative expenses by source (in EUR million)



821.7
78.7
255.2
487.8
1,001.0
115.6
323.6
561.8
1,454.3
187.1
510.2
757.0
2,432.0
296.2
762.6
1,373.2
2,460.8
346.6
691.9
1,422.3
1999
2000
2001
2002
2003
Personnel expenses
Other administrative expenses
Depreciation and amortisation of fixed assets

General administrative expenses by component (in EUR million)



821.7
10%
31%
59%
1,001.0
(+21.8%)
12%
32%
56%
1,454.3
(+45.3%)
13%
35%
52%
2,432.0
(+67.2%)
12%
32%
56%
2,460.8
(+1.2%)
14%
28%
58%
1999
2000
2001
2002
2003
Personnel expenses
Other administrative expenses
Depreciation and amortisation of fixed assets

Personnel expenses rose 3.6% to EUR 1,422.3 million. This includes non-recurring costs of about EUR 32 million for the transfer of pension entitlements of staff and pensioners to a new sub-fund within the pension fund. This switch was made possible by an amendment to the pension fund legislation in 2003 in Austria (see details in the Notes).

When this one-off expense is stripped out, the increase in personnel expenses eases to only 1.2%.

This covered a regular increase in the collective-agreement pay rates in Austria and necessary pay scale adjustments at the subsidiaries in the extended home market, while the number of employees (excluding the addition of 1,804 employees through the acquisition of Postabank) fell significantly.

_____ The **headcount** of the Erste Bank Group in terms of full-time equivalents (not including employees on parental leave) changed as follows:

Number of employees

	at 31 Dec. 2003	at 31 Dec. 2002
Austria	14,974	15,654
of which cross-guarantee savings banks	6,931	7,272
International	22,676	21,269
of which Česká spořitelna Group	12,420	12,994
of which Slovenská sporiteľňa	5,283	5,248
of which other subsidiaries	4,973[1]	3,027
Total	**37,650**	**36,923**

1 of which 1,804 from the first-time consolidation of Postabank

_____ As of the year-end another 72 employees (previous year: 256) worked in non-bank subsidiaries, especially in the hotel and leisure industry. The expenses for these employees, like the income of these non-financial companies, are included under other operating result.

_____ By rigorous cost management, **other administrative expenses** were reduced by 9.3% to EUR 691.9 million, reflecting particularly a reduction of 22.4% in IT expenses.

Risk provisions for loans and advances

_____ **Risk provisions for loans and advances** represent the balance of allocations to and releases of risk provisions for loans and advances, including charge-offs of loans and advances and amounts recovered on charged-off loans and advances.

_____ As expected, the actual requirement for risk provisions for loans and advances remained unchanged at EUR 406.4 million. This caused risk costs to ease from 65 to 62 basis points based on average loans and advances to customers.

_____ Not included in this item is suspended interest income, which is instead reflected in net interest income.

_____ The additions to and releases of risk provisions not pertaining to lending are reported in other operating result.

_____ Detailed information on risk management and the risk situation is provided in the Notes.

Other operating result

_____ **Other operating result** comprises price gains from held-to-maturity and available-for-sale investments, gains from the revaluation and disposal of equity interests, as well as amortisation of goodwill, income from asset sales, restructuring charges, risk provisions not related to lending, deposit insurance contributions at the Central European subsidiaries, and other expenses and income.

_____ The negative balance increased significantly last year from EUR -80.2 million to EUR -202.1 million.

_____ The three principal reasons were higher goodwill amortisation - owing in part to the expansion of the stake in Česká spořitelna in mid-2002 and other acquisitions of equity interests - as well as lower extraordinary income from the sale of equity interests and write-downs of software in the course of restructuring.

_____ A detailed breakdown of this item is provided in the Notes.

_____ The resulting **pre-tax profit** was EUR 761.6 million, up 14.6% on one year earlier.

Tax situation

_____ Erste Bank forms a single entity for tax purposes with some of its largest domestic subsidiaries (notably Bausparkasse der österreichischen Sparkassen, Immorent, ERSTE-SPARINVEST KAG and Salzburger Sparkasse).

_____ For 2003 this profit pool incurred no current expense for Austrian corporation tax, thanks to deferred tax losses and a high proportion of tax-exempt earnings. The amounts reported under **taxes on income** therefore constitute primarily the deferred tax assets and liabilities required to be recognised under IFRS, taxes payable by smaller Austrian subsidiaries and various cross-guarantee-system savings banks, and income-based taxes payable in other countries.

_____ The tax rate of 29.4% for 2003 (income taxes as a percentage of pre-tax profit) was in line with expectations, but substantially higher than the prior-year level of 22.8%.

_____ This increase results partly from the fact that the rate for 2002 was unusually low as a result of legislative changes. Moreover, in the year under review the non-tax-deductible amortisation of goodwill was much higher, which raises the tax rate by reducing the base.

Net profit after minority interests

Minority interests fell sharply in 2003 by 28.7% to EUR 184.1 million. This was attributable chiefly to the acquisition of additional stakes in Česká spořitelna in the middle of 2002, which is unfolding its full effect only from 2003 in the form of lower minority interests in Group profit. On the other hand, the effective Group portion under IFRS of the earnings of the cross-guarantee-system savings banks - and thus minority interests, as Erste Bank has little or no equity in most of these institutions - were adversely affected, as the exceptionally high amount of price gains on Erste Bank shares held by these savings banks were eliminated from the income statement at Group level. As IFRS do not permit price gains on own shares to be recognised in income statements, this led to a reduction in minority interests.

Net profit after minority interests for 2003 reached EUR 353.3 million. This represents growth of 38.4% on the year before.

As a consequence, **return on equity (ROE)** also rose materially over the year from 12.7% to 13.7%. In the calculation of ROE, net profit after minority interests is divided by the average (based on the twelve month-end levels) of shareholders' equity less own shares held by the Group.

Earnings per share rose to EUR 5.94 last year, also a substantial improvement on 2002 (EUR 4.73).

Return on equity (in %)


14.0
13.0
12.0
11.0
10.0
%
12.1%
12.3%
12.4%
12.7%
13.7%
1999
2000
2001
2002
2003

Cost-income ratio (in %)


72.0
70.0
68.0
66.0
64.0
62.0
60.0
%
70.1%
67.9%
67.1%
67.9%
64.2%
1999
2000
2001
2002
2003

Balance sheet developments

In the reporting year, **total assets** of the Erste Bank Group grew 6.1% to EUR 128.6 billion.

This involved an increase of 5.2% in **loans and advances to customers** to EUR 67.8 billion. In connection with this development, it should be noted that 2003 saw both the first-time inclusion of Postabank at EUR 1.1 billion of loans and advances and the sale by Česká spořitelna of high-risk loans with an aggregate nominal amount of about CZK 8 billion (EUR 0.25 billion) by way of an auction.

As well, in May 2003 Erste Bank conducted a loan securitisation in the form of asset-backed securities for its auto leasing subsidiary, EBV-Leasing. To this end, Erste Bank sold a portfolio of about 20,000 lease contracts from the loan book of EBV-Leasing with a value of approximately EUR 220 million.

Combined with these one-off events and changes in FX rates the overall economic setting and tight risk control policies allowed only moderate growth in loans and advances to customers.

In the already mentioned divestment of problem loans at market prices at Česká spořitelna, existing risk provisions were also used. This and the consumption of other loan loss provisions in 2003, together with the effect of exchange rate movements, reduced the stock of **risk provisions for loans and advances** despite the new additions.

Financial investments again grew strongly, rising 17.2% to EUR 26.5 billion. This resulted above all from an expansion in the held-to-maturity portfolio of listed fixed income securities.

Significant growth in securities holdings was also witnessed in **investments available for sale,** which increased 9.6% to EUR 7.4 billion.

Balance sheet structure: assets (in EUR million)


52,443
5%
25%
50%
20%
71,196
(+35.8%)
6%
23%
44%
27%
86,033
(+20.8%)
8%
24%
46%
22%
121,222
(+40.9%)
7%
27%
53%
13%
128,575
(+6.1%)
7%
30%
53%
10%
1999
2000
2001
2002
2003
Loans and advances to credit institutions
Loans and advances to customers
Financial investments and other securities
Sundry assets

Securities portfolio (in EUR million)


12,084
6,402
4,399
1,283
15,238
(+26.1%)
8,417
3,932
2,889
19,110
(+25.4%)
13,406
2,912
2,792
26,047
(+36.3%)
16,706
6,736
2,606
31,472
(+20.8%)
19,872
7,379
4,221
1999
2000
2001
2002
2003
Trading portfolio
Investments available for sale
Held to maturity portfolio

Loans and advances to customers (in EUR million)


26,405
8,009
16,011
2,385
31,238
(+18.3%)
9,236
19,333
2,669
39,210
(+25.5%)
10,861
23,263
5,086
64,435
(+64.3%)
19,837
38,392
6,206
67,766
(+5.2%)
21,927
39,839
6,000
1999
2000
2001
2002
2003
Public sector
Commercial customers
Private and other customers

On the liabilities side, **amounts owed to customers** rose 5.8% to EUR 64.8 billion, including slight growth in savings deposits.

As in the preceding years, funding through Erste Bank's **own issuance** increased strongly. The total of debts evidenced by certificates and subordinated capital advanced 16.5% to EUR 20.5 billion.

Balance sheet structure: liabilities (in EUR million)


52,443
8%
16%
37%
39%
71,196
(+35.8%)
8%
15%
41%
36%
86,033
(+20.8%)
9%
15%
43%
33%
121,222
(+40.9%)
13%
14%
51%
22%
128,575
(+6.1%)
14%
16%
50%
20%
1999
2000
2001
2002
2003
Amounts owed to credit institutions
Amounts owed to customers
Debts evidenced by certificates and subordinated capital
Shareholders' equity and sundry liabilities

Extended primary funds (in EUR million)


27,861
8,328
19,533
39,577
(+42.1%)
10,736
28,841
49,882
(+26.0%)
12,707
37,175
78,886
(+58.1%)
17,578
61,308
85,321
(+8.2%)
20,482
64,839
1999
2000
2001
2002
2003
Amounts owed to customers
Debts evidenced by certificates including subordinated capital

______ **Shareholders' equity** of Erste Bank AG (including net profit after minority interests) increased in 2003 by EUR 310 million or 12.5% to about EUR 2.8 billion.

______ This also reflects an increase of EUR 0.9 million in share capital and of EUR 5.7 million in additional paid-in capital as a result of capital increases related to the exercise of options under the 2002 management stock option plan and the subscription of shares under the 2003 employee stock ownership programme.

______ **Minority interests in equity** include the proportionate Erste Bank equity of those savings banks in the cross-guarantee system in which Erste Bank has little or no ownership. In 2003 this figure increased 5.7% to EUR 2.9 billion; in the first quarter of 2003 Erste Bank placed a hybrid Tier 1 yen issue in the amount of approximately EUR 150 million.

Solvency ratio and Tier 1 ratio of the Erste Bank Group under the Austrian Banking Act


60
50
40
30
20
10
0
EUR million
1999
2000
2001
2002
2003
11.5
10.5
9.5
8.5
7.5
6.5
5.5
%
10.8%
11.2%
10.7%
11.0%
10.7%
27,750
31,879
37,803
60,257
62,188
6.3%
6.7%
6.2%
6.3%
6.3%
Solvency ratio
Tier 1 ratio
Risk-weighted assets

______ The **Group's total eligible qualifying capital** under the Austrian Banking Act stood at EUR 7,009 million as of 31 December 2003 (2002: EUR 6,983 million). This figure includes EUR 340 million (2002: EUR 325 million) of short-term subordinated capital eligible to cover the trading book in accordance with Section 22b of the Act and the equity requirements for the foreign exchange positions pursuant to Section 26 of the Act.

______ The statutory minimum requirement at the balance sheet date was EUR 5,315 million; the coverage ratio was thus 131.9% (2002: 135.7%).

______ The Group's base of risk-weighted assets as defined by Section 22 Austrian Banking Act increased by EUR 1,931 million or 3.2% to EUR 62.2 billion (2002: EUR 60.3 billion). Of the increase, EUR 1,136 million represents the first-time inclusion of Postabank.

______ The Tier 1 capital of the Erste Bank Group under the Austrian Banking Act at 31 December 2003 was EUR 3,912 million (2002: EUR 3,800 million).

______ The **Tier 1 ratio** at year-end was unchanged on the previous year at about 6.3%. The **solvency ratio** was 10.7% (2002: 11.0%) and thus remained well above the statutory minimum ratio of 8%.

Qualifying capital of the Erste Bank Group under the Austrian Banking Act (in EUR million)


Total eligible qualifying capital
3,296
856
2,440
3,956
1,004
2,952
4,308
1,020
3,288
6,983
1,837
5,146
7,009
1,694
5,315
1999
2000
2001
2002
2003
Required
Actual surplus
Of which Tier 1 and Tier 2
3,001
1,248
1,753
3,555
1,430
2,125
4,044
1,707
2,337
6,657
2,857
3,800
6,669
2,757
3,912
1999
2000
2001
2002
2003
Tier 1
Tier 2

Outlook for 2004 and recent developments

——— In the coming weeks Erste Bank will place a EUR 275 million hybrid Tier 1 issue.

——— Erste Bank is also enlarging its ownership interest in Slovenská sporitel'ňa by 10 percentage points to 80.01%.

——— As part of a tax reform taking effect in 2005, the Austrian government plans to lower the corporation tax rate from the present level of 34% to 25%. Given that the reform package also calls for changes in the tax base and new rules for group taxation that have not yet received final approval, the overall effect on the Erste Bank Group cannot yet be assessed.

——— For 2004 Erste Bank expects the positive business performance to continue. As in the past years, the Central European subsidiaries will contribute heavily to this development, but an improvement is also projected for Austria.

——— The Erste Bank Group's targets for 2005 are about EUR 500 million of net profit after minority interests, a return on equity of at least 16% and a cost-income ratio of at most 62%.

Segment Performance

—— In 2003, in the interest of a clearer presentation of the Group structure, the Erste Bank Group introduced a new segmentation for its reporting. In order to do justice to the difference in growth rates between Erste Bank's geographic markets, the first-level segmentation is based on regions, these being Austria, Central Europe and International Business. The Corporate Centre segment continues to support the implementation of Erste Bank's Group-level strategy by providing marketing, organisation and information technology services.

—— The Austria region is subdivided into four business segments: Savings Banks, Retail and Real Estate, Large Corporate Customers, and Trading and Investment Banking. The Retail and Real Estate segment now also encompasses those savings banks in which Erste Bank holds a majority stake (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl). The savings banks that are consolidated as a result of their membership in the cross-guarantee system or in which Erste Bank holds no interest or only a minority interest are grouped in the Savings Banks segment. The former Asset Gathering segment, in light of its client mix, was largely reassigned to the Retail and Real Estate segment; a smaller portion (institutional customers) now forms part of Large Corporate Customers. Finally, International Business (including the corporate lending of the London, New York and Hong Kong branches) was taken out of Large Corporate Customers and now forms a segment in its own right.

—— In the Central Europe region, all major subsidiaries in Erste Bank's extended home market are presented separately.

—— Through this clear presentation, the segments are largely aligned with Erste Bank's organisational structure and more closely correspond to the market geography. This will also make it possible to compare performance between the regions of Erste Bank Group - Austria, Central Europe and International Business. The 2002 segment report has been restated accordingly.

—— The business results are summarised by segment and geographic market in Note 38 to the Consolidated Financial Statements.

Financials at a glance[1]

		Austria	Central Europe	Int. Business	Corporate Centre	Total
Pre-tax profit for the year	2003	409.4	312.6	94.1	(54.5)	761.6
	2002	*298.9*	*338.7*	*63.3*	*(36.2)*	*664.6*
Net profit after minority interests	2003	168.7	189.7	70.1	(75.3)	353.3
	2002	*99.4*	*147.7*	*51.4*	*(43.4)*	*255.2*
Cost-income ratio (in %)	2003	67.1	61.0	20.2	-	64.2
	2002	*69.1*	*64.2*	*25.6*	-	*67.9*
ROE based on net profit after minority interests (in %)	2003	10.9	31.1	18.3	-	13.7
	2002	*8.4*	*30.7*	*16.0*	-	*12.7*

1 These figures incorporate goodwill amortisation and funding costs that are allocated to the relevant segments.

Savings Banks

The Savings Banks segment encompasses all Austrian savings banks that are consolidated as a consequence of their membership in the cross-guarantee system and in which Erste Bank holds little or no equity. Those savings banks majority-owned by Erste Bank (Salzburger Sparkasse, Tiroler Sparkasse, Sparkasse Hainburg-Bruck-Neusiedl) are assigned to the Retail and Real Estate segment.

Financials

in EUR million	2003	2002
Pre-tax profit for the year	151.3	167.1
Net profit after minority interests	3.1	3.3
Cost-income ratio (in %)	68.8	68.5
ROE based on net profit after minority interests (in %)	1.6	-

In the Savings Banks subsegment, net commission income grew substantially in 2003 (up 20.2% to EUR 321.5 million). An element of this rise can be accredited to the first time inclusion in this segment of the savings bank payment services company. This also explains the rise in general administrative expenses, as in 2002 the business was allocated to the Corporate Center. Net interest income was down slightly, by 2.9%. As a result of improved capital market conditions, this segment was also able to achieve an excellent trading result, up 19.2% to EUR 29.3 million.

Strategy and goals

> True to Erste Bank's core strategies, the division responsible for the savings banks aims to expand and deepen the cooperation of Erste Bank and the Austrian savings banks.

> As the savings banks' lead bank, Erste Bank's aim is to set up a division of labour within the savings banks group. In this undertaking, every group member focuses on its particular strengths, under the umbrella of the shared, strong "Sparkasse" brand. This is expected to produce a steady increase in market shares and profitability for the savings banks group.

> The overarching goal of the partnership between Erste Bank and the savings banks is to ensure optimum service for customers, and to extend the joint success of the whole savings bank group in the market.

Highlights in 2003

> For the first time in several years - and unlike the other large banks - Erste Bank and the savings banks increased their customer share in Austria. Last year, against the market trend, this figure was pushed up by 1.5% overall and by a particularly welcome 3.8% in major accounts. This is compelling evidence that the pooling of advertising budgets by the savings banks group is bearing fruit.

> One purpose of the co-operation between Erste Bank and the savings banks is to avoid overlaps in their local market presence that would result in duplication of effort. With this objective in mind, the streamlining of the branch network under way since 1999 continued last year. Thus, in October 2003 Erste Bank transferred five branches with combined total assets of about EUR 400 million to savings banks in Austria's Vorarlberg region. These transfers were partly paid for in cash and partly with an increase in Erste Bank's equity interest in Sparkasse Bregenz. All told, more than 100 locations have thus already been transferred to regional savings banks in the past several years.

> By the beginning of October 2003 all savings banks were linked to the unified information technology platform developed jointly by Erste Bank and the savings banks. Within the space of two years, the partners have thus created the basis for uniform, standardised processes in the savings banks group as well as for joint planning and development.

> A major underpinning of the cross-guarantee system is the definition of common standards of controlling for Erste Bank and the savings banks. These standards were developed last year and implemented throughout the savings banks group. This ensures not only the controlling of all institutions by consistent managerial criteria, but also the comparability of product- and customer-segment-specific results between the savings banks as well as joint, more cost-efficient staff training and development.

> In 2003 Erste Bank and the savings banks, using a reorganised planning process, for the first time prepared joint cost and investment budgets for several years in advance. By rigorous planning based on a sweeping cost-benefit analysis, the budgeted development costs for systems and products in the savings banks group were reduced markedly.

> As well, SPARDAT, the IT company of the savings banks group, plans a significant medium-term reduction in its total operating expenses through greater flexibility and more cost-sensitive pricing of its services.

> In close co-operation between s Haftungs- und Kundenabsicherungs GmbH and the savings banks in the Lower Austria region, a satisfactory, rapid and timely solution was found for Sparkasse Melk, Mank-Kilb AG, a savings bank that had experienced financial difficulties. The effectiveness of the savings banks group's cross-guarantee system was demonstrated by the efficient handling of the first case that required the system's intervention.

> Erste Bank's Central Europe strategy is now also unfolding its positive effects for the customers of the entire savings banks group. By banking with a group that spans multiple countries, customers only pay the domestic fees for BankCard cash withdrawals at the automated teller machines of the Central European subsidiaries.

Outlook for 2004

> A chief objective in 2004 is the further development of uniform risk management tools and processes based on a shared credit philosophy. Continuing improvement in data quality will greatly enhance the ability to benchmark and to transfer knowledge.
> *The savings banks group will reap additional synergies this year in development costs and settlement functions.*

Savings banks in the cross-guarantee system (by customer deposits)


94.57%
In cross-guarantee system
5.43%
Not in cross-guarantee system

Erste Bank's equity stakes in savings banks at 31 December 2003

	Ownership in %	Total assets in EUR million[1]
Salzburger Sparkasse	98.7	3,868.9
Sparkasse Hainburg-Bruck-Neusiedl	75.0	682.1
Tiroler Sparkasse	74.7	3,402.9
Sparkasse Mühlviertel-West	40.0	483.6
Allgemeine Sparkasse Oberösterreich	26.9	7,634.3
Steiermärkische Bank und Sparkasse	25.0	9,281.5
Sparkasse Bregenz	43.7	433.6
Sparkasse Kremstal-Pyhrn	24.1	447.4
Kärntner Sparkasse	25.0	2,786.0
Sparkasse Voitsberg-Köflach	6.3	418.3

1 Preliminary figures, according to Austrian Accounting Standards

Retail and Real Estate

The Retail and Real Estate segment comprises all activities of the Erste Bank Group in the three business units Retail, Real Estate and Small and Medium-Sized Corporate Customers. Those savings banks of which Erste Bank is the majority owner are also included in this segment. The former Asset Gathering segment, in view of its target group, was also largely included into the Retail and Real Estate segment. A smaller component, institutional clients, has been re-assigned to the Large Corporate Customers segment. These business units represent key means of pursuing the core strategies of Erste Bank.

Financials

in EUR million	2003	2002
Pre-tax profit for the year	40.5	2.1
Net profit after minority interests	19.8	0.5
Cost-income ratio (in %)	78.8	79.8
ROE based on net profit after minority interests (in %)	2.7	0.1

_____ The significant increase in net profit after minority interests from EUR 0.5 million to EUR 19.8 million was due to excellent progress in the insurance business (up to EUR 25.9 million) as well as to a clear improvement in other operating result (mainly due to higher results from valuation of securities held as investments available for sale of the savings banks where Erste Bank has a majority stake). The slight reduction in net interest income of 1.7% was mainly a result of higher funding costs due to the acquisition of an additional stake in Sparkassen Versicherung at the end of 2002. Whilst general administrative expenses were reduced by 0.4% to EUR 653 million, risk provisioning in the lending business was up 7.0% to EUR 132.4 million. The main reason for this were measures taken at Tiroler Sparkasse.

Retail Strategy and goals

> Erste Bank pursues the clear goal of becoming entrenched as the best retail bank in all its geographic markets.
> The complete retail concept centres on meeting the individual customer's specific needs with made-to-measure, personal service. The target groups of this business segment are retail customers, the professions and small businesses.
> Through a wide array of state-of-the-art distribution channels, Erste Bank gives clients around-the-clock access to the latest in financial products and services.
> In Austria the retail model is delivered by Erste Bank and the savings banks; in Central Europe it is implemented by the Group's local subsidiaries.

Retail Highlights in 2003

- > For the first time in several years – and unlike the other large banks – in 2003 Erste Bank and the savings banks expanded their customer share in Austria. Last year, against the market trend, this figure was pushed up by 1.5% overall and by fully 3.8% in major accounts.
- > Erste Bank wants to structure its distribution network consistently along profitability lines and thus conducted a comprehensive analysis of its branches in 2003. Every location was scrutinised for its earning power and future market potential. Acting on this analysis, a total of 14 branches were closed in the first months of 2004 (including four in Vienna, nine in Lower Austria and one in the Burgenland region) as they offered no opportunity for sustained improvements in profitability. Meanwhile, a new branch was opened in Vienna to tap newly created market potential in an attractive location.
- > In the course of changing Erste Bank's retail business over to a multichannel distribution model, the offering of the individual branches was updated and further differentiated. To concentrate customer service expertise, regional branch management centres of competence were created that have tangibly improved the quality of customer care.
- > The cross-selling rate at Erste Bank was boosted further compared to the year before: The number of product groups sold to each customer increased from 1.6 in 2002 to 1.7 last year.
- > Since December 2003 Erste Bank and the savings banks have been providing customers with a particular cross-border service: For cash withdrawals at Central European subsidiaries Česká spořitelna, Slovenská sporiteľňa, Erste Bank Hungary and Erste Bank Croatia, the same lower rates are now charged as for domestic transactions. The Group thus moved another step ahead in its quest to make Central Europe one continuous banking region for customers.
- > In the ongoing rationalisation of the branch network in the savings banks group, Erste Bank transferred four branches with combined total assets of about EUR 400 million to three savings banks in Austria's Vorarlberg region.

Retail Outlook for 2004

- > The optimisation of the branch network continues in 2004. Amid rigorous cost management and programmes to boost profits, none of the regional branch management centres should have a cost-income ratio of more than 90% by the end of this year.
- > The cross-selling rate will in future be calculated on adjusted criteria. These take account of the changed requirements in an international banking group and thus make the resulting information more meaningful. Measured by this modified standard, the cross-selling rate in 2003 would be 2.2.
- > Progress continues in the restructuring of Tiroler Sparkasse, the regional savings bank in which Erste Bank acquired a majority stake in December 2001. The planned organisational changes were completed on schedule and the associated cost reduction targets were fully achieved. On the other hand, the measures to boost profitability only took hold in the final months of 2003; Tiroler Sparkasse therefore was not yet able to reach the ROE objective for 2003. However, these initiatives form a key priority for 2004, and a ROE of more than 10% is targeted for this year.
- > Salzburger Sparkasse has not yet made up the deterioration in earnings caused by the poor market conditions of the last two years. Nevertheless, given the signs of an economic upswing and the internal efficiency-raising efforts, an ROE in excess of 10% is forecast.

Trend in customer share and key-customer share
Erste Bank AG including savings banks in Austria


20.7%
16.5%
20.6%
16.8%
Savings banks
Savings banks
5.8%
4.6%
6.3%
5.1%
Erste Bank
Erste Bank
2002
2003

Customer share   Key-customer share

Source: FMDS (Fessel + GfK)

Private Banking and Asset Management

Strategy and goals

- > Erste Bank and the savings banks have made it their goal to provide their clients with exactly the right investment services. In addition to embracing absolute transparency, they attach great importance to using the most advanced analytical tools and offering a very wide selection of products. Private banking clients and institutional customers, according to their expectations, are thus given complete solutions that deliver the desired balance between risks and returns.
- > One priority for Erste Bank's Asset Management is to expand activities in the extended home market, Central Europe, where the demand for portfolio management and life insurance is soaring. Erste Bank intends to make full use of this potential through its subsidiary banks.

Private Banking and Asset Management Highlights in 2003

Private banking

> In its private banking operations, the Erste Bank Group provides personal, customised service to high-net-worth individuals and institutional clients. In addition to the extensive array of international mutual funds and the other Erste Bank products, these customers can choose from solutions for private foundations, made-to-measure investment concepts, special-fund structures and individual discretionary portfolio management.

> Erste Bank's objective for 2003 was to achieve growth in Private Banking at a rate above the Austrian market average. Despite a subdued first half of the year on stock markets and customer reticence about new investment, this target was attained, with assets under management growing by nearly 28% to more than EUR 12.6 billion. The number of customers rose by 7.2% to 1,351.

> Erste Bank's chosen strategy of comprehensive service for private banking clients is now also being followed by four savings banks in the Austrian regions. At the end of 2003, on completion of a study of the Czech market, it was decided to establish a private banking unit in Prague.

Growth in private banking business
Clients and assets under management[1]


12.6
9.9
7.4
1,351
1,260
952
2001
2002
2003
Volume (in EUR billion)
Clients

1 Of this total, 39.2% was invested with ERSTE-SPARINVEST KAG in 2003

Portfolio management

> In portfolio management, Erste Bank offers both standardised products – such as ECM (short for Erste Capital Management), ECM Plus and the Private Banking Management service –, and custom-tailored solutions involving the selection of individual securities investments based on a thorough understanding of the client's unique needs.

> In spite of an increased rotation from standardised, fund-based ECM portfolio management to inflation-indexed or capital-guaranteed products and to one-of-a-kind solutions at the portfolio level, assets under management were held nearly constant on the year before, at EUR 1.2 billion.

ERSTE-SPARINVEST KAG

> ERSTE-SPARINVEST KAG is the fund company of Erste Bank and the savings banks. In mutual funds it is the long-standing market leader in Austria.

> In 2003 the assets managed in 211 funds grew 6.98% to EUR 19.0 billion (up EUR 1,238.5 million). With an overall market share of 17.1%, ERSTE-SPARINVEST KAG remains Austria's second largest provider of investment funds.

> In retail funds, assets under management were boosted by EUR 1,027.9 million to EUR 11.8 billion. The market share (20.1%) was thus slightly increased compared to the previous year, and the market-leading position was strengthened.

> Assets managed in institutional funds rose slightly by EUR 210.5 million (3.0%) to EUR 7,17 billion. Although the market share eased to 13.8% from the prior year's 14.4%, ERSTE-SPARINVEST KAG successfully defended its third-place position in this market segment and even narrowed the gap to the second-ranking market player.

> The company took advantage of the opportunities in the new and promising market for individual retirement savings accounts in Austria, both through its own mutual funds and by acquiring mandates to manage such assets for insurance companies. As most of these products take a gradual approach to filling pension accounts, growth in this business is expected to continue over the coming years. ERSTE-SPARINVEST KAG currently manages EUR 56.5 million of assets dedicated to retirement savings. ERSTE-SPARINVEST KAG last year became the only Austrian investment company to offer a single-premium retirement savings plan.

> ERSTE-SPARINVEST KAG further heightened the overall performance of its funds. Thanks to a strong increase in the number of four- and five-star funds (as rated by Standard & Poor's), at the end of last year 60% of the funds eligible for this rating fell into these two categories. That puts ERSTE-SPARINVEST KAG well ahead of its Austrian competitors.

> In the swiftly growing markets of Central Europe, next to the local products of the regional fund companies, products of ERSTE-SPARINVEST KAG are increasingly being offered, such as enhanced cash funds and equity funds.

Growth in assets under management by ERSTE-SPARINVEST (in EUR billion)


10.65
4.68
10.16
6.00
10.97
6.13
2001
2002
2003
Retail funds
Institutional funds

Market share of Erste Bank by assets under management in 2003

Country	Market size in EUR million	Market share in %
Austria	97,321	17.57
Czech Republic	3,303	45.89
Slovak Republic	933	24.30
Hungary	3,464	2.57
Croatia	385	1.77

Private Banking and Asset Management Outlook for 2004

Private Banking

> For 2004 Erste Bank expects the growth of the last two years in private banking to continue. Specifically, assets under management are projected to increase by 10%. New products designed especially for the private banking clientele, coupled with intensified marketing, are to ensure continued success in the private banking activities.

ERSTE-SPARINVEST KAG

> For 2004 ERSTE-SPARINVEST KAG expects growth of 7 to 10% in assets under management.

> The expansion of the bond fund range continues, particularly in spread products. Additionally, the company is issuing a growing number of absolute return products, with asset allocation still front and centre.

Sparkassen Versicherung Strategy and goals

> Sparkassen Versicherung focuses mainly on life insurance. The company is the exclusive life insurance partner for Erste Bank, the savings banks and their building society, Bausparkasse der österreichischen Sparkassen.

> The successful approach taken in Austria is to be extended to Central Europe. With the help of its local banking subsidiaries, Erste Bank intends to attain a leading position in life insurance in this growth region as well.

Sparkassen Versicherung Highlights in 2003

> In 2003 the Austrian market for life insurance grew by 1.7% overall in terms of premium volume. Austrians' interest in making private provisions for old age was the mainspring driving the market's expansion of 10.1% in the regular-premium segment.

> For the third consecutive year, Sparkassen Versicherung in 2003 defended its position as Austria's largest life insurer. The company saw especially strong growth in regular-premium life insurance. Sparkassen Versicherung achieved premium income of EUR 279 million, an increase of 18.8% on the previous year.

> Thanks to the sustained low interest rates, single-premium volume, down 2.1% to EUR 481.1 million, was close to the year-earlier level of EUR 491.5 million. Sparkassen Versicherung thus did significantly better than the industry and, with a market share of well more than 30% in single-premium life insurance, remains the clear market leader.

> On balance in 2003, Sparkassen Versicherung reached premium volume of EUR 760 million in life insurance. This represents a market share of 13.3% and growth of 4.7% compared to 2002. With these results, Sparkassen Versicherung performed better than the industry average (1.7%).

> In casualty insurance, Sparkassen Versicherung's premium income was EUR 12.4 million, up 12.6% on one year earlier.

> The company's total number of insurance contracts was pushed up about 11% last year to a year-end level of 886,000 policies in the life and accident lines.

> In 2003 Sparkassen Versicherung closed a total of about 43,000 contracts known as "s Private Pensions with Premium Plus", a new government-subsidised retirement savings product, thus taking a leading position in this area of the market. Sales of this product by the industry in Austria last year amounted to about 230,000 policies, a result that fully met initial expectations.

Sparkassen Versicherung Outlook for 2004

> The strong impetus from the demand for retirement savings products is expected to drive continuing growth in life insurance in 2004. Products enhanced by government incentives are likely to figure especially prominently.

Market share of Sparkassen Versicherung in Austrian life insurance (in %)


12.74
12.70
13.30
2001
2002
2003

Number of insurance contracts of Sparkassen Versicherung in Austria


749,932
799,319
886,000
2001
2002
2003

Real Estate Strategy and goals

> The Real Estate Finance unit serves non-profit and commercial housing developers, property management companies, real estate brokers, real estate trusts and retail mortgage customers.
> By positioning itself as a center of competence for every aspect of home building, Erste Bank seeks to optimise the co-operation in this field between real estate developers and retail customers, with the goal of providing superb service to its clients. A focal point of this effort is the co-operation with the savings banks, particularly in matters of target group management, syndicated loans and in providing finance.
> The transfer of real estate finance know-how to the subsidiaries in Central Europe is being stepped up in order to provide seamless service for customers' cross-border transactions throughout the extended home market of the Erste Bank Group.
> By issuing bonds with dual tax advantages, s Wohnbaubank raises low-cost capital at stable long-term interest rates for social-welfare housing and municipal residential construction.

Real Estate Highlights in 2003

Commercial housing finance

> The market environment in 2003 was characterised by a still sluggish construction cycle and continuing low level of subsidies for public sector funding. New construction activity, true to expert forecasts, again settled at about 40,000 housing units last year. On the other hand, the low level of new construction continues to have positive implications for developers' ability to find buyers and tenants.
> As the non-profit housing corporations largely have good capital strength, banks concentrate their efforts on this target group. Thanks to its high placement power, s Wohnbaubank provided competitive financing by means of housing bonds.
> Deposits in commercial housing finance grew about 3.9% in 2003 to EUR 397 million. Total financing amounted to EUR 1,779 million. The commercial housing finance business of Bausparkasse der österreichischen Sparkassen reached EUR 391 million, up 23.3% year-on-year.
> Total loans in retail and commercial housing finance also increased by 3.9%, to EUR 9,560 million.
> New bond issues by s Wohnbaubank were stable at a high level, reaching EUR 189 million compared to the previous year's EUR 194 million, while lendings rose again strongly by 25% to EUR 815 million. This trend was driven above all by the sales activities of the savings banks.

Retail housing finance

- The expansion of the "wohnquadrat" centres to 50 locations across Austria further improved the savings banks group's "wohnquadrat" offering – a marketplace for real estate advice and opportunities that has proved very popular since its launch a few years ago.
- Total retail housing loans in 2003 were expanded by 9% to EUR 2,967 million. Business was further fuelled both by the lending opportunities arising from the ongoing industry concentration among real estate trusts and by the recent greater readiness of private commercial real estate investors to make investments.
- Growth was also recorded by Bausparkasse der österreichischen Sparkassen in home savings deposits, which increased 5.7% to EUR 5,284 million. The total loan book grew by 1.6% to EUR 4,815 million.

Other activities

- Erste Bank's specialist real estate brokerage and appraisal firm, s REAL, last year brokered real estate transactions worth EUR 249 million. This represents growth of 6.4% on the year before.

Real Estate Outlook for 2004

- In commercial housing finance, Erste Bank foresees stable lending, as government subsidies for housing construction is likely to shrink and new construction activity is apt to decrease accordingly.
- By contrast, in retail housing finance, opportunities should exist in connection with the "maturing" of the earliest parts of non-profit housing, where tenants have the statutory option to buy their flat after ten years of occupancy, and the flourishing market for income properties, such as apartment buildings.
- An expansion of the product range by, for instance, interest rate hedges and special amortisation models, as well as more cross-selling of investments and payment products also offer good opportunities for business growth.

Housing loan portfolios of Erste Bank AG and Bausparkasse der österreichischen Sparkassen (in EUR million)


4,702
4,740
4,815
4,282
4,461
4,745
2001
2002
2003
Erste Bank AG
Bausparkasse

Bonds issued by s Wohnbaubank (in EUR million)


90
194
189
2001
2002
2003

Small and Medium-Sized Corporate Customers (SME)

Strategy and goals

- Small and medium-sized enterprises (SMEs) constitute a traditional core segment of Erste Bank's customer base.
- The financing and service products of Erste Bank are the complete answer to this customer group's need for highly specialised expertise. Regional SME banking centres provide comprehensive advisory and other services and are especially active in the Vienna, Lower Austria and Burgenland regions.
- Erste Bank's department for syndicated lending provides support to the local savings banks for SME financing.
- The Group serves Austrian SME clients across national borders, a capability that is becoming ever more attractive in view of EU enlargement in this part of Europe. The Central European subsidiaries of the Erste Bank Group are capable partners in this endeavour.
- Likewise, the services of EBV-Leasing, an automotive leasing firm, are made available to the customers of Erste Bank and the savings banks via the Group's extensive distribution network.

SME Highlights in 2003

> The economic setting in 2003 remained unfavourable for small and medium-sized companies as well. Although business investment increased, the number of corporate insolvencies in Austria rose somewhat, particularly among SMEs.

> Erste Bank therefore realigned its portfolio of SME clients to reflect expected returns on equity, in order to enhance the profit trend in this customer segment. This repositioning involved a withdrawal from commitments with a high risk of default or unreasonable risk-return profile. As a result, the SME loan portfolio contracted in 2003 from EUR 2,150 million to EUR 1,550 million.

> The measures taken allowed Erste Bank to expand margins materially in the Austrian SME business in 2003, both in lending and deposit operations. For long-term loans the average margin improved by 17 to 151 basis points. In short-term lendings the increase was even more substantial, with a rise of 25 to 116 basis points.

> In spite of the unfavourable business environment and the more conservative positioning of the SME portfolio, Erste Bank last year won new customers in this segment.

> By regular evaluation of clients' current needs, greater use was made of the scope for cross-selling with the existing customers.

> As part of the strategic strengthening of the savings banks in their regions, the commercial centre in Vorarlberg was transferred to Sparkasse Dornbirn in November 2003. The central focus of Erste Bank's Austrian SME business now lies on the Vienna, Lower Austria and Burgenland regions.

> The Group's auto leasing firm, EBV-Leasing, performed extremely well last year. While the market grew 7.4% in 2003 based on new vehicle registrations, the company recorded EUR 265.4 million of new business. This represents an increase of 21%, greatly exceeding expectations for the 2003 financial year. A total of 13,422 new lease agreements were signed, compared to 10,673 in 2002. With a market share of some 12%, EBV-Leasing remains the largest manufacturer-independent provider of automobile leases in Austria.

> In May 2003, by way of an asset-backed securities transaction, a portion of the existing lease assets was for the first time placed on the capital market. These divested leases represented only contracts financed by Erste Bank and amounted to a total of EUR 220 million.

> In the Slovak Republic, EBV-Leasing and Slovenská sporiteľňa jointly established a subsidiary, Leasing Slovenskej sporiteľne, which has already begun operation.

SME loan portfolio of Erste Bank AG (in EUR million)


2,300
2,150
1,550
2001
2002
2003

Margins of Erste Bank AG in the SME business (averages)


160
140
120
100
80
60
40
20
0
Basis points
128
134
151
88
91
116
2001
2002
2003
Long-term
Short-term

Auto leases: New contracts of EBV-Leasing


10,805
218.7
10,673
219.7
13,422
265.4
2001
2002
2003
Number of new contracts
Volume of new contracts (in EUR million)

SME Outlook for 2004

> In 2004, based on positive economic forecasts, the economic environment is expected to brighten. This should make itself felt in consumer spending, which will ultimately stimulate the SME business. At the same time, in keeping with this trend, the risk situation of the SMEs should also improve.

> In 2004 Erste Bank will continue along the path taken last year in the Small and Medium-Sized Corporate Customers unit, while concentrating on earning returns commensurate with the levels of cost of production and risk.

> In order to continue to offer the Austrian SME customers fair, service-appropriate prices that are in line with market rates, service costs will be critically examined this year.

> For 2004 EBV-Leasing expects steady growth in new business.

Large Corporate Customers

The Large Corporate Customers segment serves companies in Austria and abroad that have sales of at least EUR 70 million in Austria. True to its strong tradition of financing trading companies and the service sector, the Large Corporate Customers segment is a centre of excellence for structured finance, trade and export finance. With extensive project lending – such as for tourism development projects, tourist facilities and commercial real estate in Austria and internationally – Erste Bank fulfills a critical function in the economy by supporting the development of small and medium-sized businesses.

Financials

in EUR million	2003	2002
Pre-tax profit for the year	86.1	70.1
Net profit after minority interests	54.6	47.7
Cost-income ratio (in %)	40.2	40.0
ROE based on net profit after minority interests (in %)	13.1	14.0

While net interest income showed a substantial increase (up 8.7% to EUR 147.7 million), net commission income was down by 29.9% on last year at EUR 53.1 million. This decrease is mainly due to the above average result in commission income from Immorent in 2002 (particularly in the areas of construction project financing and other leasing commissions), which could not be repeated in 2003. Risk provisions for loans and advances were down 16.5%, and strict cost management measures resulted in a 5.2% decrease in general administrative expenses.

Strategy and goals

> On the strength of superb advice and service, Erste Bank intends to win additional major accounts in Austria.

> In addition to serving large corporate customers in the extended home market through the local subsidiaries, the growth market of Central and Eastern Europe offers ample opportunity also for Erste Bank in Austria to do business directly, particularly in projects concerning tourism and commercial real estate.

> The paramount guiding principle in the large corporates business remains "quality before quantity". In credit approval decisions, the dominant consideration is credit quality.

Highlights in 2003

> Amid the weak economic environment, numerous companies entered a phase of consolidation. The capacity adjustments, scaling-down of investment plans and the cost reduction programmes stabilised the earnings position of many customers and improved their liquidity and gearing. The cases of improvement in credit ratings were nearly in balance with cases of deterioration, and the number of clients that caused a credit default decreased.
> Nearly one-half of the 500 largest Austrian companies maintain business relationships with Erste Bank, whose market position thus continued to solidify in 2003. Owing to the continued weak economic trend last year, credit demand in Austria remained subdued, while total lendings were stable at EUR 10.5 billion.
> Erste Bank responded to the growing importance of the markets in Central and Eastern Europe for Austrian and international large corporates by creating a centre of excellence for supra-regional servicing of multinational groups. While large corporate accounts in the extended Central European home market are as a rule catered for by the local subsidiaries, the Erste Bank business relations with customers that are groups are now centrally co-ordinated and optimised.
> The strong position held by Erste Bank in the extended home market is borne out both by the rising number of projects (for example with international food retail chains and home-improvement retailers) and in corporate acquisitions made by Austrian industrial companies in Central Europe. Erste Bank supports its clients in implementing their expansion strategies in Central Europe and in funding existing distribution systems. These projects are executed in close co-operation with subsidiary Immorent, Erste Bank's leasing specialist.
> The portfolio of tourism project finance in 2003 amounted to about EUR 900 million; about two-thirds of this represented projects located in Austria and the Erste Bank's extended home market. As a prominent example, Erste Bank won the mandate for financing the Ritz Carlton Hotel in Prague. The business with international hotel operator chains was expanded by a project with Radisson SAS in St. Gallen.
> The volume of commercial real estate finance, despite mounting competition, was boosted to more than EUR 1 billion thanks mainly to growing demand from German property funds. Structuring the financing for the purchase of Telekom Austria's new head office was one of the landmark achievements in this sector.
> Prices in the large corporates business at present are generally unsatisfactory, especially by international standards. Through risk-appropriate pricing, Erste Bank nonetheless succeeded in lifting the margins in new long-term lending business by 5 to 130 basis points. In short-term credit, the average margin remained constant at 60 basis points.

Outlook for 2004

> Although a mild economic upturn is forecast for 2004, Erste Bank expects credit demand to remain sluggish in Austria.
> The bank continues to see rich opportunities in the EU's enlargement towards the east, as numerous Austrian customers will go on expanding their activities in Central and Eastern Europe.

Loan portfolio of Erste Bank AG in Large Corporate Customers (in EUR million)


10.2
10.4
10.5
2001
2002
2003

Margins of Erste Bank AG in Large Corporate Customers (averages, in basis points)


140
120
100
80
60
40
20
0
Basis points
105
125
130
60
60
60
2001
2002
2003
Long-term
Short-term

Immorent Strategy and goals

> Immorent is Erste Bank's leasing specialist for equipment and real estate.
> In addition to providing financing, Immorent focuses on planning, construction and construction management of real estate and on managing real estate investment funds.
> In addition to its activities in Austria, Immorent operates especially in Erste Bank's extended Central European home market, where the company's entire portfolio of services is available.
> Under the slogan "leasing & more", Immorent provides a full line of services in real estate leasing, equipment leasing, project development and real estate investment.

Immorent Highlights in 2003

> The volume of new leases in the domestic, cross-border and international segments reached a total of EUR 1.2 billion in 2003 compared to EUR 940.1 million in the prior year, representing an increase of more than 27.6%.
> New real estate leases increased from EUR 598.1 million to EUR 777.6 million. The most vigorous growth was seen in international leasing business, which was expanded by 70.6% from the previous year's EUR 262.3 million to EUR 447.4 million.
> New equipment leases rose in 2003 from EUR 341.9 million to EUR 421.7 million. The domestic share of the new contracts eased slightly to EUR 214.0 million as a result of the subdued investment behaviour. Gratifying growth was achieved by the foreign subsidiaries: New business increased 60.7% from EUR 79.6 million to EUR 127.9 million. In cross-border financing, new business more than doubled to EUR 79.9 million (2002: EUR 34.7 million).
> In order to unify the marketing of Immorent's equipment leasing business and facilitate the integration of this unit's offering into the distribution network of the Erste Bank Group and the savings banks, the "s Leasing" brand was launched last year. In addition, through a new distribution leasing company, F&S Leasing, the presence in the equipment segment was further reinforced.
> On balance, Immorent's foreign subsidiaries were the growth engine last year, already generating EUR 575.3 million of new leases, or 48% of all new leasing business. Growth of these international operations was equally impressive in real estate leases (up 70.6%) and equipment leasing (up 60.7%).
> Immorent is perceived by the market as a full-service provider of real estate services. This strong positioning was further strengthened in 2003. Thus, revenues from project planning, design and construction co-ordination services rose from EUR 5.8 million to EUR 6.6 million. In property management, revenues in 2003 were EUR 7.6 million (2002: EUR 5.8 million).
> Given Immorent's strategic positioning as a full-service provider in the leasing market, the project development offering is to form a key focus of the company's activity. Revenues in this business segment already climbed in 2003 from EUR 4.8 million to EUR 5.3 million.

Immorent – new leases (in EUR million)


777.6
598.1
513.8
421.7
341.9
276.2
2001
2002
2003
Real estate leases
Equipment leases

Immorent Outlook for 2004

> By expanding its activities in Southeastern Europe, a market with abundant growth potential, Immorent plans to take advantage of future opportunities and assure long-term business growth.
> With greater use of s Leasing as a distribution channel and increased tailoring of the product range to address the needs of small and medium-sized companies, new growth is to be stimulated in equipment leasing in particular.
> Immorent expects to gain an important impetus for growth, through the development of public-private partnerships for handling complex projects.

Trading and Investment Banking

The Trading and Investment Banking segment of the Erste Bank Group consists of the Investment Banking and Treasury business units and, as one of the major responsibilities of the Treasury unit, asset/liability management function.

Financials

in EUR million	2003	2002
Pre-tax profit for the year	131.5	59.6
Net profit after minority interests	91.2	47.8
Cost-income ratio (in %)	41.5	58.4
ROE based on net profit after minority interests (in %)	43.5	23.4

Net profit after minority interests of this segment was up strongly to EUR 91.2 million from EUR 47.8 million and can be attributed to good results within asset/liability management. Net interest income rose by almost 60% (EUR 112.1 million from EUR 70.7 million in 2002) and the net trading result increased by 13.3% (EUR 89.6 million from EUR 79.1 million in 2002), both as a result of the improved market conditions in general. Furthermore, net commission income saw a sharp increase to EUR 29 million from EUR 13.2 million in 2002 mostly as a result of the sale of structured products. General administrative expenses maintained stable, up by a modest plus of 3%.

Treasury Strategy and goals

> The primary task of the Treasury unit is to safeguard the liquidity of the Erste Bank Group in Austria and Central Europe, both in the short and long term.
> Treasury is also responsible for the further development of group-wide systems for profit-oriented and risk-conscious liquidity management.
> As well, Treasury supports the Group (including the savings banks in the cross-guarantee system) in asset/liability management, with the analysis of interest-rate and currency risk and with management of their own financial investments.
> The Treasury unit takes the important task of developing retail products and leveraging the high potential of the customers in the Central European growth markets.
> International companies that deal with Erste Bank in several countries of the extended home market are served centrally by the Treasury unit.

Treasury Highlights in 2003

Trading and sales

> All trading and sales units significantly surpassed their targets in 2003.
> Thanks to the trend in spreads over the year, the trading arm delivered very good profits on fixed-income corporate bonds. Like last year, the good positioning in foreign exchange operations contributed to Erste Bank's positive performance in this market segment.
> A landmark success was achieved in structured and capital-guaranteed, fixed-income products, where sales to institutional customers were up 50% compared to the year before.
> The Treasury product range was diversified further in 2003. The sales force focused largely on structured products (for example based on equities, indices or credit derivatives) and alternative investments (such as hedge fund products designed for customers).
> With the broadly based stabilisation in international capital markets, the commission trading of equities and funds for retail customers of the savings banks and non-Group banks likewise was a large source of Treasury earnings.
> The push to build up the distribution system for structured products now concentrates increasingly on the growth markets of Central Europe. The co-ordination of the group-wide sales activities and the hedging and structuring of transactions are performed by Erste Bank in Vienna. The focus here is on structured retail products. Thus, the unit was already able to record its first successes in Central Europe in 2003. Development of these products is very closely guided by customer needs and local circumstances. For this reason the co-operation with local trading and sales units of the Central European subsidiaries was deepened further.

New issues

> In September 2003 Erste Bank issued a 10-year, EUR 750 million fixed-interest benchmark bond.
> A new 5-year, EUR 850 million benchmark floating-rate note further expanded the Erste Bank benchmark curve. This brought the issuance of floating-rate bonds since 1999 to a total of EUR 4.7 billion.
> Erste Bank again demonstrated the effectiveness of its issuance strategy: While an A-rated institution, it traded near the level of peers' AA issues.

Risk premiums of fixed-income benchmark issues of Erste Bank AG


60
50
40
30
20
10
0
Basis points
2002
2003
□ Erste Bank 5.250% (EUR 1 billion) Dec. 2011
■ Erste Bank 4.750% (EUR 750 million) Sep. 2013

Asset/liability management

> The number of savings banks using Erste Bank's asset/liability management (ALM) service increased. Erste Bank provided ALM consulting to 47 Austrian savings banks, two more than in the previous year.

> Requirements under Basle II were met by producing a liquidity rule book that sets out the regulations for managing liquidity at Group level.

> For alternative investments, 2003 brought general strong demand both from institutional and retail customers. In answer to this trend, the unit forged ahead with its in-house development of a diversified product range.

> Erste Bank's alternative investment products were a signal success, winning the European Hedge Funds Award. Thus, CIS Plus was named "Best Newcomer Hedge Fund of Funds 2003" for its outstanding performance and risk management. Erste Bank was also nominated for "Best European Hedge Fund of Funds Product Provider 2003".

Information technology

> The group-wide standardisation of the platform for market data and information systems allows Erste Bank to actively manage IT costs. By virtue of state-of-the-art technology and better service quality, the project costs were already recouped in the first year through the synergies realised.

> In addition, IT contracts valid for the whole Group were concluded to utilise cost and resource synergies.

Treasury Outlook for 2004

> The focal product areas in 2004 will be Treasury retail products for Central Europe, alternative investments, structured products and credit structures.

> Moreover, Treasury will strive to automate the standard business (commission trading in shares and funds, as well as NetFX) for greater efficiency. NetFX will be rolled out next year at Slovenská sporiteľňa in the Slovak Republic and possibly also at Erste Bank Hungary. In these countries as well, that will make it possible to greatly enhance the efficiency of the foreign exchange and money market business of the branches and the commercial centres.

Investment Banking Strategy and goals

> In the Investment Banking unit, Erste Bank's aim is to become the leading full-service bank in the Austrian capital market and offer, under one roof, the whole spectrum of investment banking services, such as capital market transactions, corporate finance and advisory, M&A consulting, investment research and sales.

> True to the Group strategy, the investment banking operation targets especially the core clientele of Austrian small and medium-sized enterprises (SMEs). Within Erste Bank this business unit is to be established as a central contact hub for non-credit financing, and the range of services is to grow further.

> Additionally, Erste Bank is working towards deeper co-operation with the savings banks in the area of capital markets and corporate finance.

> Erste Bank's strategy is to entrench itself as an investment banking specialist in the extended home market as well and to be the partner of choice for customers operating in Central Europe.

Investment Banking Highlights in 2003

In many core markets of Erste Bank in Central and Eastern Europe, the business performance was again better than in the previous years. This trend reflected higher real economic growth in these countries coupled with increasing convergence in the run-up to the imminent EU accession.

Capital markets and corporate finance

> In the privatisation of Voestalpine by means of a secondary public offering and an exchangeable bond in the autumn of 2003, Erste Bank acted as joint lead manager and joint bookrunner for the equity portion and as co-lead manager for the bond issue.

> Erste Bank also assumed the lead management role in capital increases of conwert Immobilien Invest AG, EYBL International and s IMMO INVEST. In a secondary public offering by Andritz, Erste Bank was co-manager.

> Beyond handling the transactions cited above, last year the capital markets arm stepped up its offering of alternative equity financing and corporate finance advisory services. For example, the unit structured two AWS profit-sharing bonds and held numerous advisory mandates.

Equity sales and equity derivatives

> In 2003 the Vienna stock exchange continued to hold investors' interest, taking the ATX to new highs (1,548.69 points) and fuelling brisk growth in trading volume (53%). The ATX closed 2003 at 1,545.15, near its high for the year, and thus logged a winning performance of 34.4%.

> Amid rising volumes in trading for account of customers, Erste Bank held its leading position with a market share of 27.4%. Several pension funds were won as new clients. As a result of their new retirement savings product, these funds will develop into a significant investor group on the Vienna stock exchange.

> On the ÖTOB, the Austrian derivatives exchange, most CECE products were switched to euros. Erste Bank maintained a constant market position in trading on behalf of customers compared to the prior year's level.

> In equity sales the co-operation with the local Central European units was intensified and the pace of the organisational melding of operations in the region was quickened.

> In the international derivatives business the number of contracts rose considerably. Moreover, for the first time the unit engaged in over-the-counter trading.

Erste Bank market share in trading on Vienna stock exchange



40
35
30
25
20
15
10
5
0
%
25%
43%
34%
27%
24%
2001
2002
2003
Based on total trading volume
Based on volume of trading on behalf of customers

2003 market share in total trading volume of local securities exchanges (in %)

Institution	Market share	Position
EB Investment Hungary	20.89	1st
Česká spořitelna	9.74	3rd
Erste Securities Zagreb	6.37	8th
Slovenská sporiteľňa	2.91	8th
Erste Securities Polska	3.16	11th

Investment Banking Outlook for 2004

> Sentiment on international stock markets is expected to be friendlier on balance in 2004. The Central European bourses are likely to be buoyed especially by the EU entry of most of the key markets of Erste Bank. Forthcoming privatisations both in Austria and Central Europe likewise offer attractive opportunities for Erste Bank.

> In 2004, Austria's new individual retirement savings accounts will remain a driver of equity transactions with various pension funds.

In the Central Europe region, all subsidiaries in Erste Bank's extended home market are presented separately. These are Česká spořitelna in the Czech Republic, Slovenská sporiteľňa in the Slovak Republic, Erste Bank Hungary in Hungary and Erste Bank Croatia in Croatia. Hungarian Postabank, acquired in December 2003, is included from 16 December in the Erste Bank Group.

Strategy and goals

- Erste Bank defines the Central European countries near Austria as its extended home market. This region of more than 30 million people consists of the Czech Republic, Slovak Republic, Hungary, Croatia and Slovenia.
- For Erste Bank a strong market presence is an important prerequisite for success in retail banking. The Group's goal is therefore to attain a market share of at least 20% in each country of its extended home market.
- The expansion of Erste Bank's position in Central Europe is achieved by acquisitions and organic growth.
- Strategically, Erste Bank seeks to increase its market share in those countries of the extended home market where it has not yet reached 20%. This is to be achieved by marketing campaigns to utilise the existing potential for organic growth, and can also be attained by further acquisitions. Target markets are as well those countries which are expected to join the EU as of 2007 and therefore hold out superior prospects for growth.

Holdings of Erste Bank in Central Europe[1]

Country	Erste Bank subsidiary	Ownership
Czech Republic	Česká spořitelna	97.9%
Slovak Republic	Slovenská sporiteľňa	70.0%
Hungary	Erste Bank Hungary	99.6%
	Postabank	99.9%
Croatia	Erste Bank Croatia	77.3%

1 At 31 December 2003

Česká spořitelna

Financials

in EUR million	2003	2002
Pre-tax profit for the year	212.9	269.4
Net profit after minority interests	122.5	105.5
Cost-income ratio (in %)	62.3	62.3
ROE based on net profit after minority interests (in %)	32.4	32.2

The decrease in net interest income (EUR 460.8 million from EUR 477.3 million) at Česká spořitelna was due to higher funding costs (acquisition by Erste Bank of additional stakes in Česká spořitelna in mid 2002), a weaker Czech Crown and the sharp decline in interest rates. However this was largely off-set by the rise in net commission income to EUR 252.3 million (up 11.2%), which was mainly due to the increased sale of asset-management products and from payment services. The insurance business returned to normal levels, achieving results of EUR 10.2 million after the previous year, in which it was affected by the flood catastrophe and generally weak capital market conditions. General administrative expenses (including depreciation and amortisation of fixed assets) rose only slightly to EUR 474.1 million. Looking at these costs in more detail, administrative and personnel costs were reduced by 3%. The decrease in other operating result is due partly to the additional amortisation of goodwill following the acquisition of the additional stake in Česká spořitelna in 2002, and also to the higher expenses for the deposit insurance contributions and a one-time write-off of intangible assets. These developments as well as the acquisition of the further stake in mid-2002 have all contributed to an improved net profit after minority interests by 16% to EUR 122.5 million.

- In 2003 Česká spořitelna successfully defended or further expanded its market shares in major business areas. Thus, the market share in total lendings to customers increased from 18.4% to 19.5% and the share in customer deposits rose from 20.2% to 21.0%.
- The total loan portfolio of Česká spořitelna (bank, unconsolidated) grew 12.8% last year to CZK 196.1 billion. Retail lending increased 22.2% overall to CZK 72.7 billion, including growth of 55.2% in retail mortgages to CZK 26.9 billion. Corporate loans were up 31.5% to CZK 86.6 billion by the year-end.
- With the sale of the last tranche of fully provisioned legacy loans from before the privatisation, Česká spořitelna completed the clean-up of its credit portfolio: At the end of August 2003, loans with a face value of CZK 8.2 billion were sold, generating proceeds of CZK 775 million.
- The implementation of a customer relationship management (CRM) system in 2003 now permits Group-wide analytical and operational CRM for efficient, sustained customer care across all distribution channels.

The primary purpose is not the acquisition of new clients, but the optimum servicing of the existing customer base and the expansion of cross-selling.

> The further development of the alternative distribution channels is making rapid progress. Thus, the number of customers using the "Servis 24" products (Telebanking and netbanking) rose 81.3% to near 680,000. By the end of the year some 780,000 people already availed themselves of alternative channels.
> Česká spořitelna was recognised with awards for the high quality of its online products and presence. Thus, the bank's portal was named best electronic banking product of 2003 in the Czech Republic. In addition, an independent jury chose Česká spořitelna's Internet presence as the country's best banking website.
> Last year Česká spořitelna again garnered several awards from independent organisations for the excellent service enjoyed by its 5.5 million customers. Thus, for the second year in a row, Česká spořitelna was named "MasterCard Bank of the Year" in a trade survey. And the title of "Most trustworthy bank in the Czech Republic", based on a survey conducted across Europe by Reader's Digest, has been awarded to Česká spořitelna annually since 2001.
> To further increase efficiency, Česká spořitelna's staff was reduced by 4.4% to 12,420 employees as of the end of 2003.
> In line with the Erste Bank Group's strategy of focusing its insurance operations exclusively on life insurance, subsidiary Pojišťovna ČS sold its property and casualty insurance business to Kooperativa pojišťovna, the Czech subsidiary of Wiener Städtische Versicherung, as of the end of November. Wiener Städtische thus became a partner of the Erste Bank Group in Central Europe. The sale proceeds of about CZK 4.1 billion (the exact amount will depend on the 2003 financial statements of Pojišťovna ČS) will not have an effect on the results of Česká spořitelna until 2004. Pojišťovna ČS is 55% owned by Česká spořitelna, the other 45% is held by Sparkassen Versicherung.

Slovenská sporiteľňa

Financials

in EUR million	2003	2002
Pre-tax profit for the year	61.3	35.8
Net profit after minority interests	32.7	16.8
Cost-income ratio (in %)	52.9	67.8
ROE based on net profit after minority interests (in %)	36.5	30.9

The effect of both the completed restructuring and the strengthened marketing initiatives was evident in the results of Slovenská sporiteľňa. Net interest income increased by 45.5% to EUR 234.7 million. This rise was also supported by an exceptionally high result in the at-equity valuation of the Slovakian building society (PSS) of approximately EUR 36 million. Commission income improved by almost 20% to EUR 51.6 million – particularly in payment services and the lending business. These increases comfortably covered the rise in general administrative expenses by 8.5% to EUR 157.3 million. Again, the sum of personnel and other administrative costs was contained at last year's level (adjusted for inflation, there was even a reduction). The success of the restructuring was clearly illustrated by the increase in net profit after minority interests, up by 95.1% to EUR 32.7 million. The decline in other operating result was mainly due to provisioning outside the lending business as well as the one-time write-off of intangible assets.

> Last year Slovenská sporiteľňa was able to maintain or increase its market shares in the most important business areas. Notably the share of lendings to customers grew from 11.1% in 2002 to 13.9% by the end of 2003.
> Gratifying growth was also seen in lending to customers at Slovenská sporiteľňa. The Slovak subsidiary's loans and advances to customers rose 42.2% to SKK 54.7 billion, with the retail portion of this portfolio increasing 55.3% to SKK 19.6 billion. Retail mortgage loans were lifted 98.9% to SKK 6.2 billion.
> The restructuring and selective re-sizing of the branch network continued. With 339 branches at the end of the year, Slovenská sporiteľňa remains the leading bank in the Slovak Republic.
> Alternative distribution channels were also expanded greatly. The total number of users of electronic banking channels increased 50% last year to more than 320,000 customers.
> The founding of Leasing Slovenskej sporiteľne, a joint auto leasing firm of Slovenská sporiteľňa and EBV-Leasing, broadened the product range with a view to intensified cross-selling.

> A strong performer was the factoring business, where Slovenská sporiteľňa, with a market share of now 22%, positioned itself among the leading providers.

Erste Bank Hungary

Financials

in EUR million	2003	2002
Pre-tax profit for the year	14.7	5.0
Net profit after minority interests	13.2	4.9
Cost-income ratio (in %)	70.0	79.1
ROE based on net profit after minority interests (in %)	23.8	15.8

In Erste Bank Hungary, the effect of the good market positioning was visible in earnings growth. Net interest income, boosted by the significant increase in business volume, was up by 30.1% from EUR 45 million to EUR 58.5 million. The rise in commission income by 66.7% from EUR 17.3 million to EUR 28.8 million was particularly pleasing. The reason for this was an increase in revenues within the payment services and commission growth in the lending business. The increase in general administrative expenses was mainly due to the expansion of the branch network and the related higher personnel costs. The other operating result was affected by provisions connected to the takeover of Postabank, which was completed at 16 December 2003. Net profit after minority interests rose from EUR 4.9 million to EUR 13.2 million, resulting in return on equity exceeding 20% for the first time.

> In 2003 Erste Bank strengthened its presence in the Hungarian market overnight: On 20 October 2003 Erste Bank signed an agreement to buy 99.97% of the shares of Postabank és Takarékpénztár Rt. after having been chosen as the successful bidder in the privatisation procedure.

> At the end of 2003 Postabank had total assets of about EUR 1.7 billion. Its staff of approximately 1,800 serves some 480,000 customers at 112 branches. Postabank's subsidiary Postabank Leasing is one of the market leaders in Hungarian car leases, with a market share of about 10%. The purchase of Postabank raised Erste Bank's market share in Hungary from roughly 4% to 8% and made Erste Bank the second largest retail bank in the country by number of customers. Together, Postabank and Erste Bank Hungary at the end of 2003 had approximately 900,000 clients and just under 200 branches. A strategic partnership with the Hungarian postal service gives customers access to an additional 3,200 post offices. The resulting cross-selling opportunities and the cost savings from Postabank's merging with Erste Bank Hungary (involving, for example, the integration of the IT systems and central control functions and the optimisation of the retail network) represent crucial benefits of this acquisition.
The purchase price of EUR 394.1 million amounts to 2.7 times the IFRS-based shareholders' equity reported as at 31 December 2002. The price reflects, in addition to the stand-alone value of Postabank, the substantial synergies accruing to Erste Bank from the merger of the two institutions in Hungary and from the special strategic importance of the Hungarian market for Erste Bank. The shares were transferred on 16 December 2003 and Postabank was consolidated into the balance sheet of Erste Bank Group with effect from this date.

> Erste Bank Hungary extended its dynamic growth in 2003. Total assets grew 26.9% last year and the loan book increased 30.9% to HUF 352 billion. Thanks to strong demand for mortgage loans, retail lendings even swelled nearly 50% to HUF 97 billion. Lendings to corporate customers gained 26%, reaching HUF 249 billion. Primary deposits were lifted 18% to about HUF 308 billion. By means of organic growth alone, Erste Bank Hungary thus managed to win market shares in nearly all its businesses.

Erste Bank Croatia (Erste & Steiermärkische banka)

Financials

in EUR million	2003	2002
Pre-tax profit for the year	23.7	28.5
Net profit after minority interests	21.3	20.5
Cost-income ratio (in %)	67.1	59.3
ROE based on net profit after minority interests (in %)	24.2	29.9

The acquisition of Riječka Banka in the second quarter 2002 was one of the main reasons behind the increase in net profit in this segment. In the course of this financial year, the merger of Riječka Bank with Erste & Steiermärkische banka, which took place in the third quarter of 2003, was one of the key events. Despite a government lending regulation, interest income increased by 30%. Similarly, net commission income rose by 29.3% to EUR 12.5 million, reflecting the good position in the market. The higher general administrative expenses were a consequence of the merger of the two banks. Here in particular, marketing costs in connection with introduction of a new logo and increased restructuring measures as a result of the merger were the main contributors.

> For Erste Bank Croatia the 2003 fiscal year was marked by a profound transformation and merger process. The merger of subsidiaries Erste & Steiermärkische banka and Riječka banka to form the new Erste Bank Croatia (Erste & Steiermärkische banka) was legally effected on 1 August 2003, with retroactive effect from 1 January 2003. Just 16 months after the purchase of Riječka banka, this unit's transformation was completed and it now forms the basis for strengthening the excellent position in the Croatian banking market. With a market share of about 10%, Erste Bank Croatia ranks third in Croatia.

> Given Croatia's regional significance for Steiermärkische Bank und Sparkassen AG, this bank is Erste Bank's partner in Croatia and, in January 2004, increased its stake in Erste Bank Croatia to 35.0%.

> Symbolising the identity as part of the Group, a new logo was introduced at Erste Bank Croatia after the conclusion of the merger in August 2003, thus signalling to customers the high service quality of the Erste Bank Group.

> Even with restructuring in progress, Erste Bank Croatia succeeded in growing its business. A particularly impressive increase was that in lendings to customers, which grew 15.6% to HRK 10.573 billion. Last fiscal year this achievement was made more difficult by the restrictions imposed by the Croatian central bank on banks' lending.

> Especially worthy of mention was the growth of 20% in customer deposits to HRK 11.153 billion, made possible above all by regaining the trust of customers in the Rijeka region.

Outlook for 2004

> Tasks at Česká spořitelna of paramount importance for 2004 are the continuing expansion of customer lending and of cross-selling. Further staff reduction is planned to boost cost efficiency. By the end of 2004 the Czech savings bank is to reach a return on equity of at least 20%.

> Slovenská sporiteľňa likewise seeks to enlarge its credit portfolio strongly and thus expand its market share, especially among retail customers. The streamlining of the branch network is to continue, with preference given to regions of high future potential. As well, the personnel reduction is set to persist in order to raise efficiency, especially in internal operations. An ROE of at least 20% is targeted for 2004.

> The focal undertaking in Hungary this year is the organisational integration of the two subsidiaries, which began immediately after the acquisition of Postabank in December by placing the two banks under the same management. The purpose of the integration is to reap extensive synergies through optimisation both at the branches and in central functions. Furthermore, the mutual cross-selling already begun in 2003 is to be greatly stepped up in 2004 in order to make use of all existing potential for this approach and win additional market shares. The legal consummation of the integration - the merger of Erste Bank Hungary and Postabank - is planned for the second half of 2004. The merged bank will probably deliver approximately a break-even result for the full year 2004 and is to earn a return on equity of at least 15% in 2005, after the integration and restructuring are complete.

> In 2004 Erste Bank Croatia will adopt Erste Bank's retail customer service model and further expand its branch network. This is expected to additionally strengthen its market position in the customer business and lead to a minimum ROE of 18% or more as of the end of 2004.

Key figures of Erste Bank subsidiaries in Central Europe (IFRS) – as reported by stand-alone entities

	Česká spořitelna		Slovenská sporiteľňa		Erste Bank Hungary[1]		Erste Bank Croatia[2]	
in EUR million	2003	2002	2003	2002	2003	2002	2003	2002
Operating result	314.2	298.0	145.7	75.3	32.2	17.2	39.7	40.5
Profit for the year[3]	234.9	184.3	66.3	29.5	14.6	7.4	29.9	28.4
ROE (in %)	23.7	21.4	19.2	10.1	18.3	10.6	14.7	18.6
Cost-income ratio (in %)	59.8	62.6	51.9	66.8	68.5	75.9	62.3	58.3
Total assets	17,095	16,504	5,060	4,918	2,072	1,818	2,551	2,095
Shareholders' equity	1,062	947	377	307	90	76	210	184
Number of employees	12,420	12,994	5,283	5,248	1,161	1,166	1,463	1,471
Number of customers (in million)	5.5	5.4	2.5	2.3	0.4	0.4	0.6	0.6
Number of branches	667	673	339	353	82	79	118	112

1 Excluding Postabank
2 Figures 2002 proforma Erste & Steiermärkische banka including 12 months' result of Riječka banka
3 After taxes and minority interests

International Business is made up of commercial lending of the London, New York und Hong Kong branches and the international business of Erste Bank Vienna, including transactions with foreign banks inasmuch as these do not constitute treasury interbank business.

In this segment, growth was seen in both net interest income (up 8.9% to EUR 146.8 million) and net commission income (up 38.8% to EUR 21.1 million). This led to an increase of 36.4% in net profit after minority interests to EUR 70.1 million. The positive trend in risk costs in the lending business has to be seen in conjunction with the development of other operating results, which declined due to the higher revaluation requirements for the held-to-maturity portfolio in response to decreasing asset quality. In total, however, risk provisions were below last year's level.

Strategy and goals

> The International Business unit has the function of balancing the risk profile of the Erste Bank Group's loan portfolios in Austria and Central Europe.
> This business unit does not lend directly to customers, but instead operates largely in the secondary and syndication markets.
> All profit centres actively manage their credit portfolios by risk-return criteria in order to make stable contributions to the Erste Bank Group's results over periods of several years.

Highlights in 2003

New York profit centre

The New York branch focuses on corporate, trade and project finance.

> About two-thirds of all lending consists of syndicated senior secured loans to corporate clients. A reduction in defaults has swelled demand for these forms of investment in the US market. On the other hand, there was no upturn in issuance.
> Trade finance activities with Latin American banks remained approximately at the level of the previous years.

Loan portfolio – New York profit center (in EUR million)


1,544
1,678
1,128
2001
2002
2003

> For 2004 it is planned – after two years of decreases – to moderately increase new lending and the size of the commercial portfolio. Structured credit products are being implemented in order to utilise the earnings potential for returns more fully and manage credit risk more efficiently.

London profit centre

The activities of the London branch, like the previous year, included acquisition financing with a focus on Central Europe, asset-backed securities, trade finance, real estate finance and aircraft finance.

> Business growth was strong, and almost evenly distributed across all areas of activity. An exception was the aircraft finance business, which was reduced sharply amid the market turmoil in the aviation industry.
> The quality of the portfolio is unchanged with the investment-grade portion standing at almost 70%.

Loan portfolio – London profit center (in EUR million)


1,999
2,193
2,345
2001
2002
2003

Hong Kong profit centre

The Hong Kong branch lends to financial institutions, governments and companies with good credit ratings in the Asia-Pacific region.

> Loans outstanding followed a positive trend, due mainly to a disproportionate increase in lending to banks.
> The portfolio's credit quality remains impressive; thanks to the improved economic outlook in Asia, the share of assets rated investment grade climbed to more than 80%.

Loan portfolio – Hong Kong profit center (in EUR million)


1,640
1,613
1,783
2001
2002
2003

Vienna profit centre

> International Business in Vienna is centred on lending to governments and banks, rounded out by a small portfolio of corporate loans. The strategic emphasis lies in maximum diversification of country risks.
> In accordance with Erste Bank's strategy, the unit continued to have considerable exposure in Central and Eastern Europe, as well as supporting the activities of the banking subsidiaries in this region.
> The portfolio consists largely of asset swaps (approximately 30%), euroloans (about 30%) and floating rate notes (some 20%).
> Portfolio quality was improved further in 2003, with investment-grade assets increasing to over 80% of the total exposure.
> Despite the weak US dollar – the currency in which one-third of the portfolio is denominated – total lendings were expanded significantly.

Loan portfolio – Vienna profit center (in EUR million)



5,602
5,196
6,303
2001
2002
2003

Outlook for 2004

> The International Business unit's strategy of generating a steady income stream remains in place.
> As demand for financing is rising while supply has remained the same, a high priority is given to safeguarding the quality of the credit portfolio. Structured credit products are used to assist in this endeavour.
> In view of Basle II, management of the portfolio increasingly concentrates on capital-efficient products.

The Corporate Centre segment supports the pursuit of Erste Bank's strategic goals by providing marketing, organisation and information technology services. Erste Bank's growing e-business was also assigned to this segment. In addition, the Corporate Centre segment encompasses accounting, controlling, settlement, participations management, non-banking subsidiaries and subsidiaries that support the banking activities.

In this segment, general administrative expenses were affected by a one-off payment of EUR 32 million which was made into a pension fund as a result of an amendment in the pension legislation law. Due to a change in the segment constituents in 2003 (the Savings Bank payment services company was included in this sector in 2002 and for 2003 falls under the Savings Banks segment), a comparison line by line to previous years is not representative. As a result of consolidation effects, particularly between service units and business areas in this segment, the development of the net commission income and general administrative expenses can only be seen from the aggregate of these positions.

Marketing Strategy and goals

> The Group Marketing unit establishes the brands of the Erste Bank Group in Austria and its extended home market in Central Europe. As part of its Group-wide responsibility, Marketing ensures the co-ordination of the marketing activities and advertising of all entities in the Erste Bank Group, including the Austrian savings banks.

Marketing Highlights in 2003

> Together with the savings banks, Erste Bank has reinforced the positioning of the successful dual logo representing the strong shared brand. As in the previous year, recognition of the shared maxim "Every relationship is about people" rose further to reach the equivalent of 53% in the fourth quarter of 2003.
> A new strategy was developed for Erste Bank's sports sponsorship activities that is in keeping with the Group's brand positioning. The backing given to sports eloquently embodies the dynamism and forward-looking focus of Erste Bank's expansion strategy.
> Thanks to the closer co-ordination of their marketing and sales activities, Erste Bank and the savings banks were the only institutions in Austria to gain market share. Last year, the market share grew 1.5% overall and by fully 3.8% in major accounts.

> The merger of Croatian banking subsidiaries Erste & Steiermärkische banka and Riječka banka was brought to its successful conclusion. Since the autumn of 2003 the combined entity operates under the Erste Bank logo. In 2003, for the second year running, Česká spořitelna received Fincentrum's prestigious "MasterCard Bank of the Year" award. In the same competition Česká spořitelna also won in the category "Mortgage of the Year 2003".

> The organisational integration of the target group marketing operation into the Group's Marketing unit greatly strengthened the effectiveness of the combined unit in 2003.

Recognition of the maxim "Every relationship is about people"


53%
40%
4th quarter 2002
4th quarter 2003

Marketing Outlook for 2004

> The successful positioning of Erste Bank and the savings banks as modern financial services providers continues apace and is being strengthened further by a large-scale marketing campaign.

> As part of the group-wide establishment and the greater use of customer relationship management, marketing priorities will be defined for target-group-specific customer selection and non-traditional channels will be used for communication and distribution.

> At the Central European subsidiaries, an important item on the marketing agenda is to emphasise the Group's service offering for small and medium-sized businesses. Especially the extensive EU-related advice and service available will acquire additional significance in Austria and Central Europe with the accession of the countries of Erste Bank's extended home market to the European Union on 1 May.

> In 2004 Česká spořitelna is launching a new advertising campaign to highlight the modernisation and the improvement in service quality achieved over the past few years.

Organisation & IT Strategy and goals

> The overall goal of the Organisation & IT unit is to ensure the cost-efficient functioning of the entire day-to-day IT operations of Erste Bank and the savings banks. Key objectives are to increase the performance transparency for customers and realise ongoing cost savings by reaping synergies.

> The efficient deployment of the Organisation & IT resources supports Erste Bank and the savings banks in reaching their business targets.

> In addition, Organisation & IT is responsible for the further development of the long-term IT strategy, which fits into the core strategy of the Erste Bank Group. The IT strategy is based on the expectations and requirements of the Erste Bank Group's individual business units and technology departments. On this basis, further harmonisation and optimisation is expected in the medium term.

> The organisational powers of Erste Bank continue to be extended more widely to the Austrian savings banks and Central European subsidiaries through selected initiatives. Prominent examples are the standardisation of project management training and the institutionalisation of methods, processes and quality assurance efforts.

Organisation & IT Highlights in 2003

Activities in Austria

> After the successful migration of Erste Bank to the IT platform of the savings banks in 2002, the business processes based on this shared software were to a large extent unified within the project sPlus. The intention of this project is to further enlarge the potential synergies. As well, in lending processes, a basis was created for efficient implementation of the Basle II directives throughout the savings banks group.

> The multi-channel management (MCM) model for enhancing customer service and accelerating the expansion of the additional distribution channels was further expanded by the following main initiatives and features:

- Through the implementation of customer relationship management (CRM) measures, customer service representatives gain a better understanding of their clients' particular needs and can thus address these with even more precision. The purpose is primarily to create closer customer relationships.
- In the area of complementary distribution channels, Erste Bank launched new functionalities in netbanking and mobilebanking, and successfully rolled out online purchases of savings products via netbanking. Moreover, the retail support activities of the sServiceCenter were integrated into the MCM distribution processes.

> By updating the accounts management system, new business potential was created that is made possible only by the modern real-time processing now given in the bookkeeping systems. Advantages that this now affords customers are, among others,
- the 24-hour availability of netbanking turnover and
- the ability to view all cash transactions immediately at the account statement printer.

> The stage was set for generating payments synergies beyond the savings banks group through a co-operation agreement with Austrian banking group BAWAG/PSK. The agreement covers key areas of domestic and international payments. By teaming up in this manner, both groups expect to reduce their costs substantially. For 2004, in connection with the creation of NACH, a national automated clearing house, the Austrian National Bank is promoting this model of collaboration as an infrastructural basis for the clearing house and, in fact, for harnessing additional synergies between all Austrian credit institutions.

Projects at the banking subsidiaries in Central Europe

> Following the merger of Riječka banka with Erste & Steiermärkische banka, the technical harmonisation between the two institutions was also accomplished successfully and on schedule. Since the beginning of November 2003, the same products and services are now available to all customers of the bank.

> For all clients of Erste Bank, the savings banks and the Central European subsidiaries, an improvement was made last year in cash transactions. For withdrawals at any of the Erste Bank Group's approximately 1,800 banking machines inside and outside Austria, customers are no longer charged the fees customary in non-EU countries, but only the respective domestic fees.

> At Slovenská sporiteľňa, action was taken in the summer of 2003 together with Erste Bank's Organisation & IT unit to prepare for the expected growth in customer demand for securities and personal retirement savings products. A detailed study still underway is to be completed soon and a software solution already used in the Group is to be adopted.

> The implementation at Slovenská sporiteľňa of RICOS, a global risk management system, was carried out according to plan. As a result, this system is now used by all subsidiaries in Central Europe.

> Another focus of activity in 2003 was the execution of the project work for the Basle II programme. Sub-projects such as the introduction of application and behaviour scoring systems were completed.

> Under the direction of the Organisation & IT unit, detailed analyses were prepared in 2003 regarding process cost accounting, budgeting and controlling in the whole Erste Bank Group in order to generate medium-term economies by harmonising the different systems and standards used in these areas. The solutions selected as standard approaches are gradually being implemented.

Organisation & IT Outlook for 2004

> In the future, multi-year plans are to ensure efficiency measurement activities of the Erste Bank Group and to safeguard continuous planning. At the subsidiaries as well, strict criteria are used in project evaluation in the interest of obtaining the most efficient results.

> The ongoing implementation of the adjustments required for compliance with Basle II rules throughout Erste Bank and the savings banks group continues to form a key thrust of the unit's operations. Data pooling and the standardisation of rating and calculation procedures are moving briskly ahead.

> The centre of activity in Hungary is the fastest achievable technical integration of Postabank with Erste Bank Hungary in order to give Postabank customers the quality of products and services provided by Erste Bank as soon as possible. With the planning stage now largely complete, the extensive integration is to be achieved by 2005.

> The greater exploitation of synergy effects by harmonising the core systems of Česká spořitelna and Slovenská sporiteľňa through Spordat - a development and competence centre located in Bratislava - represents another high priority for the Organisation & IT group.

E-Business Strategy and goals

> One of Erste Bank's core strategies is to give customers the choice of how and when to use its services. As a cornerstone of this multi-channel approach to distribution, e-business is quickly becoming indispensable.

> The electronic banking products of Erste Bank are developed and rolled out together with the Austrian savings banks.

> In Central Europe as well, Erste Bank offers e-business services via its subsidiaries and is therefore accelerating the development of these channels in the region.

E-Business Highlights in 2003

> The Customer Sales Service Center (CSSC), a virtual branch accessible to customers around the clock for standard financial transactions, was rolled out to additional regional savings banks in 2003. As a result, the number of clients reached by these services increased 200% to almost 1.1 million.

> Dynamic growth continued in the number of retail customers of Erste Bank and the savings banks who use netbanking, the platform for PC-based access to banking services. The user base widened by 32.4% last year to 492,000 clients. Growth within netbanking is particularly strong in

standard transactions. For instance, account statement transactions increased by 539% in 2003 to just under 1.7 million and electronic requests to customer service representatives went up 110% to more than 90,000. Nearly 16 million customer contacts were logged altogether through all electronic transaction channels.

> Phonebanking, Erste Bank's telephone banking system, was already used by 329,000 customers of the savings banks group, an increase of 38% compared to the year before.
> Similarly, the customer base of nettrading and brokerjet, the securities trading platforms designed for different client investment horizons, was expanded by 43% in 2003 to more than 20,000. Together with Česká spořitelna, brokerjet - the platform for customers who are active traders - was also implemented in the Czech language for the local market.
> Many of the savings banks group's SME clients have already adopted Telebanking. This e-business product also saw growth of 6.4% to almost 47,000 users, aided in part by new functionalities.
> The e-business activities in Central Europe were also expanded in 2003. Thus, at the end of the year, Česká spořitelna already had more than 780,000 users of alternative distribution channels, 17.0% more than one year earlier. At Slovenská sporiteľňa the number rose 50% to 180,000 e-banking customers.

Customer numbers in e-business (Erste Bank and savings banks in Austria)


43,000
20,000
329,000
33,000
14,000
242,000
492,000
19,000
8,000
107,000
386,000
223,000
2001
2002
2003
netbanking
phonebanking
nettrading and brokerjet
ecetra members

E-Business Outlook for 2004

> In 2004 the main e-business task is to make greater use of the growing client activity in electronic channels for the online selling of standard products, true to Erste Bank's multi-channel management strategy.
> The existing functionalities are to be further refined. Notably, the Group plans to enable customers to buy retirement savings products - which will grow strongly in importance - directly online via netbanking.

Group risk management

______ Strategic risk management in the Erste Bank Group defines Group standards for ensuring uniform methods and processes of credit risk management and assembles an aggregate picture of the credit risk of the Erste Bank Group from the data supplied by the Group institutions. Strategic risk management is also responsible for implementing the requirements for the earliest possible qualification of the Erste Bank Group for the IRB (internal-ratings-based) approach under Basle II. The necessary steps were taken on schedule in 2003.

______ Operational credit risk management in the Erste Bank Group is as a rule performed at the level of the individual Group companies.

______ The central importance of risk management was also acknowledged in early 2003 by the creation of a separate Management-Board-level responsibility for risk management and controlling without responsibility for business management or profits.

Credit portfolio of the Erste Bank Group

Total credit risk

> The credit exposure corresponds to the sum of the balance sheet items loans and advances to credit institutions and loans and advances to customers, fixed-income securities (whether held in the trading book or as investments available for sale or financial investments) and the off-balance sheet credit risks in the form of guarantees and letters of credit. The investment portfolio of Sparkassen Versicherung also forms part of the credit exposure.

> The total credit risk of the Erste Bank Group as of 31 December 2003 increased by 7.5% (EUR 8.4 billion) to EUR 120.4 billion. Of this rise, EUR 3.3 billion occurred at Erste Bank AG (largely representing interbank business and treasury investment securities), EUR 2.9 billion was accounted for by the subsidiaries in the Central European core markets (including EUR 1.5 billion associated with the newly consolidated Postabank), EUR 1.2 billion represented the cross-guarantee-system savings banks and EUR 0.8 billion was generated by Sparkassen Versicherung.

Trend in credit quality

Total credit exposure by risk class in 2003 (in %)


82.9%
Low risk
10.4%
Management attention
3.4%
Substandard
3.4%
Non-performing

> 97% of the expansion in total credit risk fell into the best risk class ("low risk"), while the size of the "non-performing" and "substandard" categories each decreased by about EUR 200 million, or approximately 5% and 4%, respectively.

> Some 82.9% (2002: 81.8%) of the Erste Bank Group's total credit portfolio is now in the best risk category; the relative importance of the other risk levels declined.

Credit exposure by risk class (in EUR million)

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec. 2003	99,825	12,498	4,070	4,038	120,431
As a percentage of total	*82.9%*	*10.4%*	*3.4%*	*3.4%*	*100.0%*
Risk provisions at 31 Dec. 2003	177	118	504	2,030	2,829
As a percentage of exposure	*0.2%*	*0.9%*	*12.4%*	*50.3%*	*2.3%*
Total exposure at 31 Dec. 2002	91,638	11,882	4,290	4,217	112,027
As a percentage of total	*81.8%*	*10.6%*	*3.8%*	*3.8%*	*100.0%*
Risk provisions at 31 Dec. 2002	185	152	498	2,199	3,034
As a percentage of exposure	*0.2%*	*1.3%*	*11.6%*	*52.1%*	*2.7%*
Change in total exposure in 2003	8,187	616	(219)	(179)	8,404
As a percentage	*8.9%*	*5.2%*	*(5.1%)*	*(4.3%)*	*7.5%*
Change in risk provisions in 2003	(8)	(34)	6	(168)	(205)
As a percentage	*(4.4%)*	*(22.4%)*	*1.1%*	*(7.7%)*	*(6.8%)*

Trend in Austria and abroad

> Credit exposure is shown by country of the debtor; the distribution among the Erste Bank Group institutions is expressed by the credit exposure by reporting segment.

> In **Austria** total credit risk eased by EUR 2.0 billion year-on-year or 3.1%.

> Only the non-performing loan category showed an increase of some EUR 100 million or 3.2%, while all other risk classes declined in size.

Credit exposure by risk class in Austria (in EUR million)

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec. 2003	46,545	9,111	3,436	3,198	62,290
As a percentage of total	*74.7%*	*14.6%*	*5.5%*	*5.1%*	*100.0%*
Risk provisions at 31 Dec. 2003	35	36	381	1,504	1,956
As a percentage of exposure	*0.1%*	*0.4%*	*11.1%*	*47.0%*	*3.1%*
Total exposure at 31 Dec. 2002	48,241	9,213	3,723	3,100	64,277
As a percentage of total	*75.1%*	*14.3%*	*5.8%*	*4.8%*	*100.0%*
Risk provisions at 31 Dec. 2002	33	62	404	1,434	1,933
As a percentage of exposure	*0.1%*	*0.7%*	*10.8%*	*46.3%*	*3.0%*
Change in total exposure in 2003	(1,696)	(102)	(287)	98	(1,987)
As a percentage	*(3.5%)*	*(1.1%)*	*(7.7%)*	*3.2%*	*(3.1%)*
Change in risk provisions in 2003	2	(26)	(23)	70	23
As a percentage	6.4%	*(42.0%)*	*(5.7%)*	*4.9%*	*1.2%*

> Credit risk **abroad** rose EUR 10.4 billion or 21.8%.

> Here growth in the two best risk classes was above average while the exposure in the non-performing category fell by more than one-quarter compared to the previous year. This resulted from the sale of fully provisioned bad loans by Česká spořitelna from the legacy portfolio and the reduction of non-performing loans in the International Business segment.

Credit exposure by risk class outside Austria (in EUR million)

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec. 2003	53,280	3,387	635	840	58,142
As a percentage of total	*91.6%*	*5.8%*	*1.1%*	*1.4%*	*100.0%*
Risk provisions at 31 Dec. 2003	142	82	123	526	873
As a percentage of exposure	*0.3%*	*2.4%*	*19.4%*	*62.7%*	*1.5%*
Total exposure at 31 Dec. 2002	43,397	2,669	567	1,118	47,750
As a percentage of total	*90.9%*	*5.6%*	*1.2%*	*2.3%*	*100.0%*
Risk provisions at 31 Dec. 2002	152	90	94	765	1,102
As a percentage of exposure	*0.3%*	*3.4%*	*16.7%*	*68.5%*	*2.3%*
Change in total exposure in 2003	9,883	718	68	(278)	10,392
As a percentage	*22.8%*	*26.9%*	*12.0%*	*(24.8%)*	*21.8%*
Change in risk provisions in 2003	(10)	(8)	29	(239)	(228)
As a percentage	*(6.8%)*	*(8.9%)*	*30.4%*	*(31.2%)*	*(20.7%)*

Credit risk distribution by sector

Credit risk by sector in 2003 (in %)



32.6% Banking and insurance
17.2% Private households
14.8% Public administration
10.9% Other
8.8% Real estate and other business activities
6.3% Manufacturing
6.0% Trade
3.4% Construction

> As in the year before, the sectors with the highest credit risk exposure were banks and insurance companies, private households and the public administration.

> The next highest exposure levels were found in real estate and other business activities, manufacturing and trade.

> Except for construction (3.4%), the shares of the other industries are less than 2.5%. The sector mix thus remains balanced, with an appropriate degree of risk diversification.

> In Austria, due to a shift in the Group's treasury investments towards the non-Austrian euro zone, a decrease of EUR 1.3 billion was observed in the banking and insurance industry and the public administration. Exposure to the trade sector was reduced by EUR 0.4 billion.

Total credit risk by sector (in EUR million)

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	722	260	76	89	1,146
Mining	312	189	230	28	760
Manufacturing	4,582	1,753	858	449	7,643
Energy and water supply	1,238	508	74	51	1,871
Construction	2,493	920	333	350	4,096
Trade	4,099	1,744	759	630	7,233
Hotels and restaurants	1,097	917	498	395	2,906
Transport and communication	1,718	759	154	217	2,849
Banking and insurance	38,382	734	80	51	39,246
Real estate and other business activities	6,673	2,833	445	631	10,582
Public administration	17,594	150	9	21	17,775
Health and social work	834	124	37	35	1,030
Other service activities	987	330	116	155	1,587
Private households	18,233	1,225	388	914	20,760
Other	862	51	13	22	947
Total	**99,825**	**12,498**	**4,070**	**4,038**	**120,431**

> Outside Austria an increase in the credit portfolio by EUR 8.4 billion – the result of the net increase in investments by the Erste Bank treasury – occurred predominantly in banking and insurance and the public sector. Strong growth was also registered in exposure to private households, up EUR 2.0 billion or 70%. Of the expansion in the retail business in Central Europe, approximately one-third is explained by growth of 50% at Česká spořitelna and one-third by the first-time consolidation of Postabank.

> The foreign component of the credit exposure rose in 2003 from 43% to 48%. However, as this trend was caused by treasury transactions and the expansion of business in the core markets (through the acquisition of Postabank and organic growth), it does not significantly change the credit risk profile of the Erste Bank Group.

Credit risk by sector in Austria (in EUR million)

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	490	174	51	69	784
Mining	67	75	219	27	388
Manufacturing	2,676	1,210	710	332	4,927
Energy and water supply	477	191	21	11	700
Construction	2,218	849	318	324	3,709
Trade	2,609	1,403	679	524	5,215
Hotels and restaurants	740	732	436	337	2,246
Transport and communication	686	450	119	123	1,379
Banking and insurance	10,521	218	44	14	10,796
Real estate and other business activities	4,594	2,322	390	547	7,853
Public administration	6,204	32	6	2	6,245
Health and social work	772	113	35	33	953
Other service activities	718	274	97	108	1,197
Private households	13,722	1,060	310	744	15,837
Other	50	9	0	2	61
Total	**46,545**	**9,111**	**3,436**	**3,198**	**62,290**

Credit risk by sector outside Austria (in EUR million)

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	232	86	25	20	362
Mining	245	114	12	1	372
Manufacturing	1,907	543	148	117	2,715
Energy and water supply	760	318	53	40	1,171
Construction	275	72	15	26	387
Trade	1,490	342	80	106	2,018
Hotels and restaurants	356	185	62	57	660
Transport and communication	1,032	309	35	94	1,470
Banking and insurance	27,861	516	36	36	28,450
Real estate and other business activities	2,079	511	54	85	2,729
Public administration	11,390	118	3	19	11,529
Health and social work	63	10	1	2	77
Other service activities	269	56	18	47	391
Private households	4,511	165	78	170	4,923
Other	811	42	13	20	887
Total	**53,280**	**3,387**	**635**	**840**	**58,142**

Regional distribution of credit risk

Credit risk by region in 2003 (in %)


51.7%
Austria
22.9%
Extended home market
22.5%
Industrialised countries
2.8%
Emerging markets
0.1%
Developing countries

> Of the total growth of EUR 10.4 billion, industrialised countries accounted for EUR 6.1 billion (with a growth rate of 29.1%) and the extended home market grew by EUR 4.1 billion (17.4%).

> The credit growth in the industrial countries is attributable to the Group treasury's increased business with bank and government risks.

> The gain in Central Europe results from the growth of the subsidiaries, and the purchase of Postabank. The largest jump was achieved in Hungary, at EUR 2.4 billion or about 100%, with approximately one-half of the increase attributable to the first-time consolidation of Postabank. A significant role was also played by the expansion in cross-border business, particularly at Erste Bank AG. The credit exposure in emerging markets and developing countries was up a very modest EUR 0.2 billion overall. This uptick represented almost only the countries joining the EU in 2004. In fact, outstandings in countries with higher risk profiles declined.

Credit risk by region (in EUR million)

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Austria	**46,545**	**9,111**	**3,436**	**3,198**	**62,290**
Industrialised countries	**25,405**	**1,218**	**181**	**257**	**27,061**
Extended home market	**24,890**	**1,764**	**370**	**506**	**27,530**
Czech Republic	13,577	369	126	179	14,251
Slovak Republic	4,375	349	27	103	4,853
Hungary	4,077	607	72	103	4,859
Croatia	2,018	344	133	77	2,572
Slovenia	843	95	12	45	995
Emerging markets	**2,925**	**393**	**57**	**54**	**3,429**
Asia	957	55	3	25	1,039
Latin America	520	94	15	9	638
Russia	123	51	1	0	176
Other	1,324	193	38	19	1,576
Developing countries	**60**	**11**	**27**	**23**	**122**
Total	**99,825**	**12,498**	**4,070**	**4,038**	**120,431**

Non-performing loans (NPL) and risk provisions

Loans are classified as non-performing if one or more of the default criteria set out by Basle II are met: full repayment unlikely, interest or principal payments more than 90 days past due, restructuring resulting in a loss to lender, write-off of a loan loss, or opening of bankruptcy proceedings. By adopting the Basle II definition of default, Erste Bank has chosen a conservative approach.

The NPL figures presented here constitute gross amounts, meaning that collateral has not been taken into account. Only where guarantees exist risk is transferred to the guarantor.

In 2003 NPL decreased EUR 82 million to EUR 4,038 million, or 2.0%. At the same time, risk provisions for loans and advances fell by EUR 205 million to EUR 2,829 million (6.8%). However, it is worth noting that the sale of fully provisioned bad loans by Česká spořitelna led to a reduction of about EUR 250 million in risk provisions in the third quarter of 2003.

On average in the Group, risk provisions cover 70.1% of reported NPL. As NPL include secured outstandings, this level can be considered sufficient, especially when taking into account the actual loss experience given default. The situation in the individual reporting segments is described in the discussion which follows.

Asset quality by segment

This section describes the composition of credit exposure in terms of reporting segments. The allocation is based on the domicile of the respective Group institutions carrying the credit risk on their books.

The degrees of provisioning for non-performing loans vary according to the different market conditions in the segments shown. In Austria, experience in the valuation and sale of collateral goes back many years. Moreover, the legal environment has been stable for decades, giving rise to a well-established body of case law on all important legal issues in this context.

By contrast, in the Central European core markets, the legislative treatment of mortgage collateral and corporate bankruptcy, to name only the most important examples, has had to be created anew in recent years. Likewise, the corresponding practice of the courts is only now developing. As a consequence, lenders in these countries face a different risk situation and need to follow more conservative provisioning policies. Other differences between the Group's markets lie in the local regulatory requirements.

Taking these circumstances into account, the levels of provisioning in the different markets have been found to be appropriate to the respective local environment.

Austria segment

With economic growth of less than 1%, the business environment in 2003 - despite originally optimistic expectations - was sluggish. Both private and corporate bankruptcies increased only slightly. The percentage of major insolvencies last year was low.

Savings Banks

Credit exposure of cross-guarantee-system savings banks rose 4.3% in 2003 to EUR 29.7 billion. Like the year before, it represented about one-quarter of the Group's total credit portfolio.

While growth was witnessed in the two safest risk classes, the amounts in the substandard and non-performing categories eased.

The foreign component of the savings banks' loan credit portfolio increased in 2003 from 7 to 10%. Most of this change resulted from the shift in interbank lending from Austria towards the industrialised countries.

The high shares of private households (26%) and housing finance (13%) reflect the traditional core businesses of the savings banks. Growth in exposure to domestic retail customers was 6.1%.

Credit risk by reporting segment (in EUR million)

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure	Total risk provisions	Risk provisions in % of NPL
Austria (total)	64,686	10,407	3,602	3,508	82,203	2,091	60%
Central Europe (total)	22,664	1,270	342	398	24,674	607	152%
International Business	12,256	822	126	132	13,336	131	99%
Corporate Centre	219	0	0	0	219	0	
Total	**99,825**	**12,498**	**4,070**	**4,038**	**120,431**	**2,829**	**70%**

Retail and Real Estate

The retail credit exposure at Erste Bank and the subsidiaries assigned to the Retail and Real Estate segment remained almost unchanged in the reporting year at about EUR 23.9 billion.

Retail

On the Retail side of the segment the 2003 financial year was marked by the further refinement of the customer rating system in use for the past several years, which now permits a more exact assessment of risk.

The risk structure in the retail portfolio remained good in 2003 and exhibited a high degree of diversification. Total lendings were nearly constant on the year before. The rating structure too did not change significantly.

Consistent with the trends in financial markets, a large amount of foreign-currency loans was switched from Japanese yen into Swiss francs.

In loans to small businesses and free professionals, the focus was placed on portfolio analysis, which was stepped up at the branches in order to identify and mitigate risks at an early stage.

Both the number of customers and business volume declined somewhat as a consequence of the more conservative selection of credit clients. The modest increase in non-performing loans was due to relatively small bankruptcies.

Given the higher risks posed by business start-ups, Erste Bank established a dedicated department two years ago that is organisationally part of operational risk management rather than forming part of the branch system. Thanks to the resulting pool of expertise, which brought together the functions of sales and service and the lending decision, the level of loan losses was kept low.

Real Estate

The traditionally low-risk Real Estate portion of the segment was again characterised by broad diversification of lendings. The risk-conscious extension of credit and correspondingly tight management of accounts led to a favourable risk-reward experience.

With its good risk-return profile and low concentration of risk, commercial housing finance also continued to perform well in 2003. The portfolio of s Wohnbaubank likewise displays good credit quality coupled with low risks in residential housing finance.

Tiroler Sparkasse

In a turnaround from earlier reporting periods, the risk situation of Tiroler Sparkasse was improved substantially. Exposure in low and non-performing loans was reduced; uncollateralised risk was also brought down. Despite slack economic activity and traditionally strong competition in the region around Tyrol, these achievements and a small increase in SME lendings produced a visible improvement in the portfolio structure.

The strategic focus of the SME business is directed above all at winning additional market share with top companies and further reducing the proportion of higher-risk exposure. Against the background of an even mix of industries, limits were defined (and are continuously monitored) for the key sectors manufacturing, construction, trade, tourism, transport and real estate.

In the retail market, the strategic focus centres on housing finance. Subject to a conservative risk policy, the market position of Tiroler Sparkasse is to be expanded further.

Salzburger Sparkasse

In spite of a slight gain in the fourth quarter, Salzburger Sparkasse's outstandings eased slightly last year. While the mid-range and upper portion of the SME business grew, exposure to small businesses and consumers was down.

With a balanced risk distribution, the composition in terms of industries was broadly steady without particular risk concentration. At 96.6% the domestic share of the customer base also remained constant on the previous years.

The distribution in terms of credit quality improved slightly on balance. In retail lending, assets classified as low-risk increased slightly while the management-attention and substandard categories contracted in equal measure. More than 85% of retail customers are rated as low-risk.

In the SME portfolio the past few years' rising trend in the poorer risk classes eased. This translated into a significant shift in credit exposure towards the better credit classes. Additionally, exposure to the poorer risks was reduced, with the result that there were no substantial defaults. On balance, Salzburger Sparkasse 2003 was not touched by the large bankruptcies in the Salzburg area.

Bausparkasse

At the building society, Bausparkasse der österreichischen Sparkassen, the functions of risk management, real estate valuation and balance sheet analysis were combined in the risk management department with effect from 1 January 2003. As well, in the year under review new risk management tools (such as updated credit approval rules, electronically assisted supervision processes, and improved reporting) were implemented or introduced and the real estate credit scorecard – developed together with Erste Bank as part of the new rating system – was tested and installed. All credit applicants are now rated by a system that is fully compliant with Basle II.

Bausparkasse's plans for 2004 include launching systems for Basle II-compliant application analysis and for collateral- and loss-processing. This facilitates the data entry into the Group-wide risk database for the gathering of the required time series on schedule for Basle II.

The year's net allocation to risk provisions, at 0.11% of outstanding balances, is satisfactory by international standards. Although growth in new lending did not quite reach the previous year's rate, Bausparkasse's loan book was expanded from EUR 4,740 million to EUR 4,815 million.

The number of credit defaults fell steadily in 2003, which should lead to a further improvement in the portfolio quality in the coming years as well.

EBV-Leasing

After two years of decline, new vehicle registrations for cars including station wagons rose again in 2003, climbing 7.4%. The corresponding growth rate for leased vehicles was 1.3%. In this healthier market, EBV expanded its new financing volume by about 21% to EUR 265.4 million.

Jointly with Erste Bank and Lehman Brothers, a package of asset-backed-securities was placed on the capital market in May of the year. This transaction securitised a large part (EUR 220 million) of the leasing assets previously funded by Erste Bank.

Small and Medium-Sized Corporate Customers

Defying the difficult economic environment, the clearly defined goal of a significant improvement in the quality of the SME portfolio was attained in 2003. This was made possible partly by shedding higher-risk clients in particular, a trend that reduced credit exposure as planned by some 25% (approximately EUR 600 million) to EUR 1,550 million. Most of the volume reduction occurred in the management-attention risk classes or worse, and the collateralisation of loans especially in the mid-quality classes was reinforced considerably.

The highly selective approach to the acquisition of new customers based on stringent creditworthiness criteria also contributed to the improvement in portfolio quality.

At the same time, the sector mix in the SME segment remains well-balanced.

Large Corporate Customers

Including Immorent, which is assigned to the Large Corporate Customers segment, credit exposure in this segment was up 3.6% to EUR 11.5 billion.

Large Corporate Customers – Erste Bank AG

Amid the adverse economic situation, many large companies consolidated their level of activity. Investment projects were curtailed or postponed in the face of slow economic growth, and business strategies were adjusted in favour of earnings stability, liquidity improvement and reductions in debt-equity gearing. In the big picture, a deterioration in the credit quality of some accounts in Erste Bank's portfolio was balanced by improvements in the standing of other obligors; the number of defaults declined slightly.

The continuing cost-cutting and restructuring measures at every level of government, with the associated decrease in public sector spending, affected the composition of the Large Corporates exposure. Lendings were repaid further and the utilisation of existing credit lines receded noticeably. Similar trends were seen with government-owned corporations and in energy utilities of regional or municipal governments.

Among private sector Large Corporate Customers, outstandings were held steady in the good and intermediate credit quality classes and were reduced significantly in the higher-risk categories. There is no risk concentration in specific sectors.

Regarding methodology, in 2003 the development process was initiated for refining the credit-score-based limits for individual clients. Most of the exposure was adjusted to the new limit policy, thus achieving a tangible improvement in risk diversification. Additionally, pricing was placed on a consistent risk-adjusted basis.

Immorent

The financing exposure in 2003 rose from EUR 2,676 million to EUR 2,940 million. Business in Austria constituted 73% of the total and credits in the extended home market made up 20% of the portfolio. Immorent's largest customer segment remains the Austrian national government.

In addition to this business, done at Immorent's risk, leasing transactions are also handled both for other units of the Erste Bank Group and for non-Group parties at their credit risk.

Both the number and monetary scope of impaired loans are manageable and sufficient loan loss reserves were provided.

Central Europe segments

Credit exposure of the subsidiaries in Central Europe rose EUR 2.9 billion or 13.4% overall to EUR 24.7 billion, which amounted to 20.5% of the Group's total exposure. More than half of this increase represented the consolidation of Postabank, acquired in 2003. The organic growth of those subsidiaries that were already consolidated at the beginning of 2003 was due especially to a rise in consumer outstandings.

Česká spořitelna

Where credit risk is concerned, the portfolio of Česká spořitelna saw the greatest change in the Erste Bank Group. Thus, both non-performing loans and risk provisions for loans and advances fell by about one-half. This trend was driven by the sale of the legacy portfolio of fully provisioned bad loans (Bad Bank sale) of about EUR 250 million.

Total credit exposure was up a moderate 2.1%, but the retail loan portfolio (including mortgage loans) grew about 50%.

Slovenská sporiteľňa

Although the Slovak central bank tightened its regulations relevant to credit risk, the risk situation improved further with a decrease to 2.1% in the proportion of NPL to total exposure. The degree to which problem loans are covered by risk provisions remains highly satisfactory, despite the fact that released risk provisions exceeded the decrease in NPL.

The growth in the credit portfolio was generated both in corporate and retail banking. In retail lending the expansion was due in large part to the typically lower-risk mortgage business, which almost doubled in 2003. In the process, loans and advances to households were lifted more than 50%.

Erste Bank Hungary

Amid a stable credit risk profile and continuing good sector diversification, the corporate banking business expanded by 25% in 2003. However, in keeping with the desired improvement in profitability and constant credit quality, growth was not as rapid as in the previous year. Provisions for defaults are at a level more than sufficient to cover the probable incidence of credit losses.

In retail lending, growth was fuelled chiefly by the brisk demand for government-subsidised home construction finance, which surpassed other retail mortgage finance in value. The retail credit portfolio thus rose by about 50% in 2003 to nearly one-fourth of Erste Bank Hungary's total credit exposure. The traditional focus on mortgage finance was intensified further, but unsecured retail lending will grow in importance with the integration of Postabank.

Postabank

Postabank's retail lending franchise, which concentrates on consumer credit and auto finance, effectively rounds out the existing retail business of Erste Bank Hungary. In commercial lending, the merging of the two banks' similarly structured portfolios is expanding the combined market share in Hungary.

Based on the appraisal of the credit portfolio during due diligence and the first-time consolidation, appropriate risk provisions were made for Postabank's credit risks.

Erste & Steiermärkische banka

In terms of credit risk management, the integration of Riječka banka and Erste & Steiermärkische banka has now been successfully completed. Slightly more than one-half of the credit portfolio is commercial and the other almost 50% represents retail exposure. The retail share is to be increased continually in the future.

Maximum diversification without significant concentrations of risk is sought in managing the distribution of credit exposure across sectors. However, owing to the structure of the Croatian economy, trade is strongly represented in the portfolio. In retail lending, the number of products secured by mortgages was expanded to about one-third and total retail exposure rose 20%.

The provisions constitute enough cover for NPL and for impaired loans. By successful streamlining of the portfolio, especially in corporate credits, Erste & Steiermärkische banka was able to lower NPL and the requirement for risk provisions.

International Business segment

New York branch

_____ About two-thirds of all lending by the New York branch consists of syndicated senior secured loans to corporate clients. Total new business of USD 300 million was booked in 2003. The amount of trade finance activities with selected Latin American banks remained approximately level with the previous years.

_____ Outstanding loans declined because of the weakness of the US dollar against the euro. For 2004 it is planned to slightly increase new lending and total credit exposure.

London branch

_____ The market segments covered by the London branch did not change last year, consisting of acquisition finance (mainly in Central Europe), asset-backed securities, trade finance and real estate and aircraft financing. Business growth accelerated almost evenly across all areas of activity. An exception was the aircraft finance business, where exposure was reduced sharply amid the market volatility in the aviation industry. The quality of the credit portfolio was unchanged at an investment-grade weighting of close to 70%.

Hong Kong branch

_____ The Hong Kong office assumes credit risks of financial institutions, national governments and top companies in the Asia-Pacific region. With growth in the proportion of investment-grade assets to more than 80% as of the 2003 year-end, the portfolio retained high credit quality.

_____ There were no new defaults in 2003. Exposure declined in the category non-performing, thanks largely to the improvement in Indonesia's credit rating.

Vienna

_____ International Business in Vienna centres on lending to national governments and banks, rounded out by a smaller percentage of corporate loans. The strategic emphasis is placed on maximum diversification of country risks. The portfolio consists largely of assets swaps and euroloans (each approximately 30%) and floating-rate notes (about 20%). The portfolio quality was improved further in 2003, with the share of investment-grade assets rising to more than 80%.

2003 Consolidated Financial Statements according to IFRS

The accompanying notes form an integral part of the financial statements.

I. Consolidated Balance Sheet of Erste Bank at 31 December 2003

in EUR thousand	Notes	at 31 Dec 2003	at 31 Dec 2002
Assets			
1. Cash and balances with central banks	12	2,548,758	3,181,046
2. Loans and advances to credit institutions	1, 13	13,140,025	15,492,393
3. Loans and advances to customers	1, 14	67,766,224	64,435,407
4. Risk provisions for loans and advances	2, 15	(2,771,653)	(2,982,868)
5. Trading assets	3, 16	5,259,294	3,487,007
6. Investments available for sale	4, 17	7,379,239	6,735,714
7. Financial investments	5, 18, 19, 49	26,454,438	22,572,142
8. Intangible assets	6, 19	1,868,201	1,595,753
9. Tangible assets	7, 19	1,814,078	1,866,017
10. Other assets	11, 20, 21	5,116,649	4,839,641
Total assets		**128,575,253**	**121,222,252**
Liabilities and shareholders' equity			
1. Amounts owed to credit institutions	22	25,703,928	26,424,661
2. Amounts owed to customers	23	64,838,840	61,308,019
3. Debts evidenced by certificates	9, 24	16,944,124	14,190,783
4. Provisions	10, 11, 25	6,366,096	5,488,009
5. Other liabilities	26	5,514,814	5,219,988
6. Subordinated capital	27	3,537,729	3,386,632
7. Minority interests		2,878,953	2,723,258
8. Shareholders' equity	28	2,790,769	2,480,902
Total liabilities and shareholders' equity		**128,575,253**	**121,222,252**

II. Consolidated Income Statement of Erste Bank for the year ended 31 December 2003

in EUR thousand	Notes	2003	2002
1. Interest and similar income		5,209,459	5,699,613
2. Interest paid and similar expenses		(2,622,618)	(3,236,577)
I. Net interest income	**29**	**2,586,841**	**2,463,036**
3. Risk provisions for loans and advances	30	(406,428)	(406,361)
4. Fee and commission income		1,181,614	1,118,002
5. Fee and commission expenses		(185,047)	(173,695)
Net commission income (Net of 4 and 5)	31	996,567	944,307
6. Net trading result	32	214,551	167,359
7. General administrative expenses	33	(2,460,755)	(2,431,964)
8. Income from insurance business	34	32,944	8,442
9. Other operating result	35	(202,132)	(80,209)
10. Extraordinary result		-	-
II. Pre-tax profit for the year		**761,588**	**664,610**
11. Taxes on income	36	(224,191)	(151,387)
III. Profit for the year		**537,397**	**513,223**
12. Minority interests		(184,094)	(258,019)
IV. Net profit after minority interests	**37**	**353,303**	**255,204**

Earnings per share

Earnings per share constitutes net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represents the maximum potential dilution (increase in the average number of shares), which would occur if all issued subscription and conversion rights were exercised.

		2003	2002
Net profit after minority interests	in EUR thousand	353,303	255,204
Average number of shares outstanding[1]	number	59,461,459	53,942,369
Earnings per share	**in EUR**	**5.94**	**4.73**
Diluted earnings per share	in EUR	5.89	4.73

1 Including those shares representing minority interests

III. Consolidated Statement of Changes in Shareholders' Equity

in EUR million	Subscribed capital	Add. paid-in capital	Retained earnings	Distributable profit	Total 2003	Total 2002
Shareholders' equity at 31 December previous year	**435**	**1,440**	**532**	**74**	**2,481**	**1,904**
Translation differences	-	-	(46)	-	(46)	(5)
Own shares	-	-	55	-	55	(270)
thereof shares acquired	-	-	*(268)*	-	*(268)*	*(391)*
thereof shares sold	-	-	*307*	-	*307*	*111*
thereof result	-	-	*16*	-	*16*	*10*
Dividends	-	-	1	(74)	(73)	(62)
Capital increases[1]	1	5	-	-	6	641
Net profit after minority interests	-	-	263	90	353	255
Other changes	-	-	15	-	15	18
thereof cash flow hedge	-	-	*24*	-	*24*	*32*
thereof deferred tax	-	-	*(7)*	-	*(7)*	*(12)*
thereof other	-	-	*(2)*	-	*(2)*	*(2)*
Shareholders' equity at 31 December	**436**	**1,445**	**820**	**90**	**2,791**	**2,481**

1 Capital increase from management stock option plan 2002 (MSOP 2002) and employee share ownership plan 2003 (ESOP 2003)

Changes in number of shares (see also Note 28)

in units	31 Dec 2003	31 Dec 2002
Issued shares	59,943,808	59,825,114
less own shares in bank's portfolio	(3,659,307)	(4,392,897)
Shares outstanding	**56,284,501**	**55,432,217**
Shares outstanding at 1 January	55,432,217	50,349,615
Additions from first-time inclusion of Haftungsverbund savings banks at 1 January 2002	-	(3,621,064)
Acquisition of own shares	(3,397,175)	(2,625,806)
Disposal of own shares	4,130,765	1,867,313
Capital increase in July 2002	-	9,210,000
Capital increase due to ESOP and MSOP	118,694	252,159
Shares outstanding at 31 December	56,284,501	55,432,217
Own shares[1]	3,659,307	4,392,897
Number of shares at 31 December	**59,943,808**	**59,825,114**

1 Including those shares held by members of the Haftungsverbund Agreement

IV. Cash Flow Statement

in EUR million	2003	2002
Profit for the year	**537**	**513**
Non-cash items in net profit		
Depreciation, amortisation, revaluation of tangible assets, financial investments as well as investments available for sale	489	407
Allocation/release of provisions (including risk provisions)	454	422
Profits from the sale of financial investments and tangible assets	(91)	(113)
Other adjustments[1]	(2,256)	(1,936)
Changes in assets and liabilities from operating activities after adjustment for non-cash components		
Loans and advances to credit institutions	2,447	155
Loans and advances to customers	(2,314)	(1,581)
Trading portfolio	(1,766)	56
Investments available for sale	(635)	(1,357)
Other assets	(964)	(307)
Amounts owed to credit institutions	(1,012)	(1,474)
Amounts owed to customers	2,326	2,023
Debts evidenced by certificates	2,747	2,554
Other liabilities from operating activities	1,070	1,472
Interest and dividends received	5,209	5,700
Interest paid	(2,623)	(3,237)
Cash flow from operating activities	**3,618**	**3,297**
Proceeds from the disposal of		
Financial investments	5,832	5,221
Fixed assets	818	233
Payments for the acquisition of		
Financial investments	(9,123)	(6,864)
Fixed assets	(1,323)	(1,169)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	(482)	(486)
Cash flow from investing activities	**(4,278)**	**(3,064)**
Capital increases	6	641
Dividends paid	(74)	(62)
Other financing activities	136	(180)
Cash flow from financing activities	**68**	**399**
Cash and cash equivalents at beginning of period	**3,181**	**2,573**
Cash flow from operating activities	3,618	3,297
Cash flow from investing activities	(4,278)	(3,064)
Cash flow from financing activities	68	399
Effect of translation differences	(40)	(24)
Cash and cash equivalents at end of period	**2,549**	**3,181**

1 Largely interest paid less interest received and dividends

—— During the reporting period Erste Bank acquired 99.97% of Postabank és Takarékpénztár Rt. (PB), 15% of Kärntner Sparkasse AG (Kärntner Spk.), 3.17% of Česká spořitelna, a.s. (CS), and 2.82% of Slovenská sporiteľňa, a.s. (SLSP).

in EUR million	PB	Kärntner Spk.	CS	SLSP	Total
Shares purchased (in %)	99.97%	-	-	-	-
Successive share purchases (in %)		15.00%	3.17%	2.82%	-
Cash and cash equivalents	56	-	-	-	-
Loans and advances to credit institutions and customers	1,181	-	-	-	-
Risk provisions	(54)	-	-	-	-
Trading assets	6	-	-	-	-
Investments available for sale	-	-	-	-	-
Financial investments	418	-	-	-	-
Sundry assets	97	-	-	-	-
Amounts owed to credit institutions and customers	(1,523)	-	-	-	-
Debts evidenced by certificates and subordinated liabilities	(21)	-	-	-	-
Sundry liabilities	(67)	-	-	-	-
Minority interests	-	-	-	-	-
Shareholders' equity	93	-	-	-	-
Share purchase (in %)	99.97%	15.00%	3.17%	2.82%	-
Acquired equity stakes	93	33	34	10	170
Goodwill					368
Purchase price					538
Cash and cash equivalents					(56)
Cash flow for acquiring companies less cash and cash equivalents acquired					**482**

V. Notes to the Consolidated Financial Statements of the Erste Bank Group

General information

Erste Bank der oesterreichischen Sparkassen AG is Austria's oldest savings bank and the largest wholly privately-owned Austrian credit institution listed on the Vienna stock exchange. Since October 2002 it is also quoted on the Prague stock exchange. Erste Bank's registered offices are located at Graben 21, 1010 Vienna, Austria.

The Erste Bank Group offers a complete selection of banking and financial services, such as saving, asset management (for example investment funds), lending, mortgage loans, investment banking, securities and derivatives trading, portfolio management, project financing, foreign trade financing, corporate finance, capital market and money market services, foreign exchange trading, leasing, factoring and insurance business.

The Consolidated Financial Statements of Erste Bank for the 2003 financial year and the comparative figures for 2002 were prepared in compliance with the International Financial Reporting Standards (IFRS, formerly IAS) published by the International Accounting Standards Board (IASB) and their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC, formerly SIC), thus satisfying the prerequisites set forth in Section 245a Austrian Commercial Code and Section 59a Austrian Banking Act on exempted consolidated financial statements prepared in accordance with internationally recognised accounting principles. Furthermore, the disclosure requirements of the European Union were met.

No changes were made to accounting policies or measurement methods for this reporting period.

Points in which the Consolidated Financial Statements prepared in accordance with IFRS differ from Austrian reporting methods are outlined in section VI of these Notes.

Unless otherwise indicated, all amounts are stated in millions of euros. Rounding differences may occur in the accompanying tables.

Erste Bank is a member of the Haftungsverbund Agreement of the savings bank group, a system that was established in 2001 and took effect 1 January 2002. At the balance sheet date almost all of Austria's savings banks formed part of this system.

The provisions of the agreement governing the Haftungsverbund are implemented by a Steering Company (s Haftungs- und Kundenabsicherungs GmbH). Erste Bank AG directly holds at least 51% of the share capital of the Steering Company (31 December 2003: 55.63%). Two of the four members of the Steering Company's management, including the CEO, who has the casting vote, are appointed by Erste Bank AG. The Steering Company is invested with the power to establish the common risk policies of its members and monitor adherence to these policies. As well, if a member encounters serious difficulties – this can be discerned from the specific indicator data that is continually generated – the Steering Company has the mandate to provide the support measures described later in this section and/or intervene accordingly in the business management of the affected member savings bank.

As Erste Bank AG owns a controlling interest in the Steering Company, which by virtue of its rules of procedure can exercise significant influence by using controlling power on the business policy of any of its members, all members of the Haftungsverbund Agreement have in accordance with IFRS been included in Erste Bank's Consolidated Financial Statements since 1 January 2002.

Following an amendment of Section 30 Austrian Banking Act effective 1 September 2002, credit institutions belonging to a Haftungsverbund Agreement meeting the criteria laid down in Section 30 (2a) Austrian Banking Act shall be included in the group of credit institutions as the superordinate credit institution within the meaning of Section 30 Austrian Banking Act. This applies to Erste Bank and the savings banks belonging to the Haftungsverbund Agreement. Therefore, since 1 September 2002 all relevant legal provisions must be fulfilled that pertain to groups of credit institutions as defined in Section 30 Austrian Banking Act, thus including all members of the Haftungsverbund Agreement.

Under the provisions of the agreement in principle between Erste Bank and the participating savings banks, this agreement guarantees, by virtue of joint and several liability, the payment of all amounts owed to customers (all deposits as defined by Section 1 (1.1) Austrian Banking Act, all monetary claims based on credit balances from banking transactions and all monetary claims from the issuance of securities, with the exception of qualifying capital pursuant to Section 23 Austrian Banking Act and payables from transactions relevant under criminal law).

Pursuant to the requirements of the Austrian Banking Act and the agreement in principle of the Haftungsverbund, the individual members in the system must provide support and other types of intervention to fellow members in financial difficulty (ranging, for instance, from injections of liquidity, granting of loans, assumption of guarantees and infusions of equity all the way to interventions in business strategy and effecting of changes in management) and honour troubled members' secured obligations to customers in the event defined in Section 93 (3.1) Austrian Banking Act. It is not possible to determine in advance the actual scope of assistance required of individual members of the Haftungsverbund Agreement. Such assistance includes those amounts routinely made available by members in the course of statutory deposit protection under Sections 93 ff Austrian Banking Act.

Acquisitions and changes in the scope of consolidation

_____ In April 2003 Erste Bank acquired another tranche of 3.17% of the shares of Česká spořitelna. The purchase price of EUR 60.3 million resulted in additional goodwill of EUR 32.5 million (including acquisition expenses) that is to be amortised over 15 years. Erste Bank now holds 97.96% of the total equity of Česká spořitelna.

_____ In May 2003 Erste Bank raised its stake in Kärntner Sparkasse 10% by way of a capital increase, bringing its total ownership of the savings bank to 25%. This new investment amounted to EUR 54.9 million, giving rise to additional goodwill of EUR 22.0 million that is being written off over 20 years.

_____ Two Croatian subsidiaries, Erste & Steiermärkische banka and Riječka banka, were merged effective 1 August to form Erste & Steiermärkische banka. This created the third largest bank in Croatia, with total assets of EUR 2.5 billion at 31 December 2003. Erste Bank AG as of the end of 2003 holds 77.29% of the shares of the combined institution.

_____ On 22 September 2003 Erste Bank bought an additional 2.82% of the share capital of Slovenská sporiteľňa at a price of about EUR 14.5 million. This increased Erste Bank's interest in its Slovak subsidiary from 67.19% to 70.01%. The resulting added goodwill was EUR 4.5 million and is to be amortised over 15 years.

_____ On 25 September 2003 Erste Bank received the green light for the acquisition of Hungary's Postabank és Takarékpénztár Rt. (Postabank). The purchase price for 99.97% of the shares of Postabank was HUF 101.3 billion (EUR 399.4 million), which represents 2.7 times the shareholders' equity reported in the audited IFRS financial statements at 31 December 2002. The formal legal closing and the share transfer occurred on 16 December 2003; the inclusion of the new unit in Erste Bank's Consolidated Financial Statements took effect on the same date. After restructuring provisions, remeasurement of assets at fair value and incidental acquisition costs, goodwill at 31 December 2003 was EUR 309.3 million, which will be written off over 15 years. The resulting annual goodwill amortisation expense for the Erste Bank Group is thus approximately EUR 20.6 million. Total assets of Postabank at the end of 2003 were about EUR 1.7 billion. Approximately 480,000 customers are currently served at 112 branches by 1,804 employees. The integration of Postabank into Erste Bank Hungary was launched in December 2003, immediately after the change in ownership.

_____ Erste Bank continued its strategy of streamlining the branch network within Austria's savings bank group, a process which has already been completed in the regions of Salzburg, Carynthia, Upper Austria, Styria and Tyrol. Effective 30 September 2003 Erste Bank AG transferred its Vorarlberg region branches to Dornbirner Sparkasse AG, to Sparkasse Bregenz Bank AG and to Sparkasse der Stadt Feldkirch, taking cash and shares in payment. These transfers comprised four branches and one commercial centre (an office specialising in small and medium-sized corporate customers) and involved total assets of about EUR 0.4 billion. As a consequence, the equity stake in Sparkasse Bregenz Bank AG increased from 25% to 43.71%. The branch transfers, which generated net sales proceeds (because of the cash portion of these transactions) of approximately EUR 13 million plus the additional equity interest in Sparkasse Bregenz Bank AG, took effect in the financial statements from the beginning of the fourth quarter of 2003.

_____ In 2000 Erste Bank's New York branch concluded an investment consulting contract with New-York-based High Peak Funding LLC. This company with a special legal form is owned by Global Securitization Services, LLC (registered offices: New York), which does not form part of the Erste Bank Group. Global Securitization Services LLC specialises in the management and administration of companies whose business purpose is structured financing. The establishment of High Peak Funding allowed asset-backed commercial papers to be issued for international investors and to be invested in internationally rated American asset-backed securities. This company's investment policy is subject to stringent contractual rules under which risk diversification (i.e. the spreading of risk in terms of the international ratings of the individual investments) is defined and continuously monitored. Based on the ratings assigned by Moody's and Fitch, at least 80% of the overall portfolio must have a rating of between A1/A+ and Aaa/AAA and at least 60% of the securities portfolio must be rated Aa2/AA or better. The risk associated with this portfolio can thus be classified as low. No investments may be made in instruments with a rating below Baa3/BBB. Additionally, Erste Bank's New York office extends short-term credit facilities to this company for the eventuality that the investments cannot be completely funded with the investment vehicles issued by High Peak Funding. Erste Bank's New York branch also has a financing obligation in the event that a security is assigned a credit rating below Aa3/AA and that High Peak Funding's portfolio contains more than ten securities with this rating. Erste Bank's New York location has no guarantee or financing obligation in the event that a securities issuer does not meet its payment obligations, nor is it liable if High Peak Funding itself becomes insolvent. Erste Bank's New York branch receives commissions for the activities described here. As of 31 December 2003 High Peak Funding's financing portfolio amounted to about USD 2.6 billion. Given the company's particular legal and ownership structure, it was not included in the Erste Bank Group's Consolidated Financial Statements.

_____ Shareholdings in significant companies and their representation in the Consolidated Financial Statements are detailed in Note 49.

Relationship to AVS

Until recently DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse (AVS) was a pure holding company formed under the Austrian Savings Bank Act. The general assembly of AVS decided on 9 December 2003 to change AVS's legal form to that of a private foundation in accordance with current Austrian legal requirements.

The conversion to a private foundation, now named "DIE ERSTE österreichische Spar-Casse Privatstiftung", was made retroactive to 31 March 2003. In addition to supporting socially engaged and charitable institutions, the purpose of the foundation is to hold a substantial equity interest in Erste Bank. As the Managing Board of a private foundation must have at least three members, Franz Ceska was appointed as the third board member at the savings bank supervisory body meeting on 9 December, joining existing members Andreas Treichl and Reinhard Ortner. Franz Ceska was previously general secretary of the Federation of Austrian Industry until 1997 and Austrian ambassador to France until the end of 2001. At the end of 2003 this savings bank holding company and private foundation held 34.01% of Erste Bank AG and is thus the largest shareholder.

In accordance with a supervisory board decision of 11 March 2004, Dietrich Karner (Chief Executive Officer of Generali Holding Vienna AG) was appointed to the Managing Board of AVS, where he took the place of Reinhard Ortner.

Accounting policies

Assets and liabilities stated in foreign currencies and pending foreign-currency spot transactions are converted at the mean rate of exchange; forward exchange contracts are converted at the forward rate prevailing at the balance sheet date.

In translating the financial statements of foreign subsidiaries reporting in foreign currencies, the mean rate of exchange at the balance sheet date is applied in the case of the balance sheet and the annual average rate is used for the income statement. Translation gains and losses resulting from the inclusion of foreign subsidiaries in the Consolidated Financial Statements are taken directly to retained earnings.

The hedging activities of the Erste Bank Group focus on measures to protect net interest income and control net present value risk. Cash flow hedges are used to mitigate interest rate risk. Fair value hedges are employed to reduce net present value risk.

Basis of consolidation

All significant subsidiaries controlled by Erste Bank AG are included in the Consolidated Financial Statements. Significant equity interests of between 20% and 50% (investments in associates) are stated at equity. Investments in the insurance sector are stated pursuant to local accounting standards owing to the special national legal requirements and the fact that insurance companies in Austria do not yet report on an IFRS basis

Proportionate consolidation is not applied in the Consolidated Financial Statements (IAS 31.28) because joint ventures are of minor significance in the Erste Bank Group's portfolio of equity holdings.

Subsidiaries whose overall influence on the Group's financial position and results of operations is small and undertakings whose assets are subject to restrictions under the Non-Profit Housing Act were not consolidated.

The remaining equity holdings are reported at fair value. If this value cannot be reliably determined, they are reported at cost or, in the event of material impairment, at remeasured amounts.

Business combinations are accounted for using the purchase method by comparing the acquisition cost against the parent company's share in identifiable assets and liabilities at fair values. Goodwill arising after 1 January 1995 is recognised as an asset and written off over its estimated useful life. This is generally taken to be 20 years for domestic banks and financial services providers, 15 years for foreign banks and financial services providers and between 5 and 15 years for all other undertakings (see Note 6, Intangible assets).

Minority interests are determined on the basis of proportionate equity.

Intercompany balances, intercompany income and expenses and intercompany profits and losses are eliminated if significant.

1) Loans and advances

Loans and advances to credit institutions and customers are reported at cost. Credit losses which were not provided for are directly written off in this item.

Provisions are not set off against the corresponding loans and advances but reported as a separate line item in the balance sheet.

Premiums and discounts - the differences between amounts paid out and par values - are reported as interest income or interest expense under other assets or other liabilities and attributed to the accounting period in which they are earned or incurred, respectively.

Interest receivable is not recognised as revenue in the income statement if, regardless of any legal claims, it is highly unlikely to be collected.

Unlisted securities (with the exception of negotiable credit substitutes) are reported within the appropriate securities item (the trading portfolio, investments available for sale or held-to-maturity portfolio). Since 1 January 2001 (when application of IAS 39 began) an exception has been made for asset swaps, which are since then reported within loans and advances to credit institutions or loans and advances to customers.

2) Risk provisions for loans and advances

The special risks inherent in the banking business are taken into account by forming adequate specific provisions, which are made using the same measurement methods throughout the Group and which reflect any collateral where present. The transfer risk from lending to borrowers in foreign countries (country risk) is measured using an internal rating system which takes into consideration the respective economic, political and regional situation.

The total amount of risk provisions for loans and advances, inasmuch as it relates to on-balance-sheet assets, is reported on the face of the balance sheet under assets as a line item deduction below loans and advances to credit institutions and loans and advances to customers. The risk provisions for off-balance-sheet transactions (particularly warranties and guarantees as well as other lending commitments) are included in the item provisions.

3) Trading assets

Securities, derivatives and other financial instruments held for trading purposes are reported at their fair values at the balance sheet date. Negative fair values are reported in the balance sheet in other liabilities. Listed products are measured at prices quoted on the stock exchange. For non-listed products the fair values are determined according to the present value method or using suitable pricing models.

All realised and unrealised gains in such positions are reported in the income statement within net trading result. Also included in this item are interest and dividend income earned on, and funding interest incurred on, the trading portfolio.

4) Investments available for sale

Securities which, under the Group's internal guidelines and IAS 39, are assigned neither to the trading portfolio nor to financial investments are reported at fair value in this item.

The gains and losses of this portfolio – realised or unrealised – are included in other operating result.

5) Financial investments

This item includes bonds intended to be held to maturity and other fixed income and floating-rate securities, provided they have a fixed maturity. In compliance with IAS 39, these assets are assigned to the held-to-maturity portfolio (HTM). Also included in this item are investments in associates, ownership rights in non-consolidated companies and property intended primarily for leasing to outside parties. Investments in associates are accounted for by the equity method. Equity holdings that are intended for sale in the short to medium term are stated at fair value (in the case of listed investments, at the quoted price) at the balance sheet date.

Financial investments intended for leasing to outside parties are reported at cost (less normal periodic depreciation in the case of leased property) using the cost method permitted by IAS 40. In the case of impairment the asset is written down as required. If the reasons which led to the write-down cease to apply, the impairment loss is reversed to no more than the original cost.

6) Intangible assets

Intangible assets consist mainly of goodwill arising on acquisition and software, which are reported at cost less amortisation and impairment.

Goodwill arising on acquisitions after 1 January 1995 is amortised on a straight-line basis in the income statement (for domestic financial service providers over 20 years, for foreign financial service providers over 15 years, and for all other companies over 5 to 15 years). Goodwill from acquisitions before 1 January 1995 was deducted from equity.

Software produced internally is recognised as an asset if the future economic benefits associated with the software are likely to flow to the Group and the cost can be reliably determined. Such software is amortised over the estimated useful life, which is generally deemed to be 4 to 6 years, the same range assumed in the case of acquired software.

Impairment losses are recognised if they are believed to be permanent.

7) Tangible assets

Tangible assets – land and buildings, office furniture and equipment – are stated at cost, less depreciation corresponding to their estimated useful life. Permanent impairment losses are recognised.

The assumed useful lives of tangible assets are presented in the table below:

	Useful life in years
Buildings	25-50
Office furniture and equipment	5-20
Computer hardware	4-5

8) Leasing

The leasing agreements in force in the Erste Bank Group almost exclusively represent finance leases, defined as leases in which all of the risks and rewards associated with the leased asset are transferred to the lessee. Pursuant to IAS 17, the lessor reports a receivable from the lessee amounting to the present value of the contractually agreed payments and taking into account any residual value.

In the case of operating leases (defined as leases where the risks and rewards of ownership remain with the lessor), the leased asset is reported by the lessor in financial investments and depreciated in accordance with the principles applicable to the type of fixed assets involved. Lease payments are recognised as income, spread over the term of the lease.

9) Debts evidenced by certificates

Debts evidenced by certificates in issue are stated at their redemption value or par value. Bonds issued at a discount with long maturities (e.g. zero coupon bonds) and similar debt securities in issue are reported at their present value.

10) Provisions

In compliance with IAS 19 (Employee Benefits), long-term employee provisions (obligations for pensions as well as for termination and jubilee benefits) are determined using the projected unit credit method. Pension provisions now pertain only to already retired employees, whereas the pension obligations for current staff were transferred to retirement funds in previous years.

Future obligations are determined based on actuarial expert opinions. The calculation takes into account not only those pensions and vested rights to future pension payments known at the balance sheet date, but also anticipates future rates of increase in salaries and pensions.

The most important assumptions used for the actuarial computation of pension obligations are an annual discount rate (long-term capital market interest rate) of 5.5% and an annual rise in salaries of 3.5% for active employees. The premises for pension provisions for retirees (for this portion no transfer was made to a pension fund) are a discount rate of 5.5% and an anticipated statutory increase in pension benefits of 1.5% annually. The assumed retirement age is 56.5 for women and 61.5 for men.

Obligations for termination and jubilee benefits are also calculated based on an annual discount of 5.5% and an average annual increase in salary of 3.8%.

Long-term employee provisions (obligations for pensions as well as for termination and jubilee benefits) were calculated in accordance with current mortality tables ("AVÖ 1999 P – Rechnungsgrundlagen für die Pensionsversicherung" by Pagler & Pagler), which reflect an increased average life expectancy.

Other provisions are made for contingent liabilities payable to outside parties in the amount of the anticipated utilisation of benefits.

11) Taxes on income – deferred taxes

Deferred tax assets and liabilities are included in the items other assets and other provisions. Deferred tax assets and liabilities are stated at the tax rates at which it is expected that the taxes will be paid to or credited by the respective tax authorities.

In measuring deferred taxes, the balance sheet liability method is used for temporary differences. Under this method the carrying amounts are compared with the tax base of the respective Group company. Differences between these amounts represent temporary differences for which deferred tax assets or deferred tax liabilities are reported regardless of when such differences cease to exist. The deferred taxes for the individual Group companies are measured at the local future tax rates that are expected to be applied. The deferred tax assets and deferred tax liabilities of any one company are netted only if the taxes on income are levied by the same tax authority.

A deferred tax asset for unused tax losses is recognised if it is likely that the entity will generate corresponding taxable profits in future periods. Deferred taxes are not discounted.

Information on the Consolidated Balance Sheet

12) Cash and balances with central banks

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Cash in hand	1,243	1,303
Balances with central banks	1,306	1,878
Total	**2,549**	**3,181**

13) Loans and advances to credit institutions

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Loans and advances to domestic credit institutions	2,193	3,462
Loans and advances to foreign credit institutions	10,947	12,030
Total	**13,140**	**15,492**

14) Loans and advances to customers

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Loans and advances to domestic customers		
Public sector	3,004	3,116
Commercial customers	25,977	26,990
Private customers	16,650	16,157
Other	127	150
Total loans and advances to domestic customers	45,758	46,413
Loans and advances to foreign customers		
Public sector	2,996	3,090
Commercial customers	13,861	11,402
Private customers	4,949	3,314
Other	202	216
Total loans and advances to foreign customers	22,008	18,022
Total	**67,766**	**64,435**

This item includes receivables from finance lease agreements totalling EUR 2,997 million (2002: EUR 2,904 million). The gross investment in the leases is EUR 3,591 million (2002: EUR 3,613 million), and the related unearned finance income totals EUR 601 million (2002: EUR 774 million).

15) Risk provisions

in EUR million	at 31 Dec 2002	Acquisition of companies[1]	Translation difference	Allocations[2]	Use	Releases[2]	Reclassification	at 31 Dec 2003
Risk provisions	**2,845**	**57**	**(31)**	**720**	**(549)**	**(354)**	**3**	**2,691**
Suspended interest	138	-	(4)	35	(61)	(25)	(2)	81
Risk provisions for loans and advances[3]	**2,983**	**57**	**(35)**	**755**	**(610)**	**(379)**	**1**	**2,772**
Other risk provisions[4]	30	-	-	1	(1)	(1)	(3)	26
Provision for guarantees	51	-	(1)	24	(1)	(20)	4	57
Total	**3,064**	**57**	**(36)**	**780**	**(612)**	**(400)**	**2**	**2,855**

1 Resulting largely from the consolidation of Postabank és Takarékpénztár Rt. (Postabank)
2 Additions to and releases of risk provisions pertaining to specific risks, country risks and guarantees are reported in the income statement in risk provisions for loans and advances. Suspended interest is reported under net interest income and other risk provisions are included in other operating result.
3 Risk provisions for loans and advances are reported in item 4 of the asset side of the balance sheet.
4 Includes provisions for legal proceedings, risks associated with investments, realisation losses and liabilities for statements made in offering circulars.

16) Trading assets

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Bonds and other fixed-income securities		
Listed	3,586	1,733
Unlisted	190	423
Shares and other variable-yield securities		
Listed	89	115
Unlisted	355	335
Positive fair value of derivative financial instruments		
Currency transactions	152	159
Interest rate transactions	868	722
Other transactions	19	-
Total	**5,259**	**3,487**

17) Investments available for sale

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Bonds and other fixed-income securities		
Listed	4,136	3,528
Unlisted	442	492
Shares and other variable-yield securities		
Listed	198	87
Unlisted	2,603	2,629
Total	**7,379**	**6,736**

18) Financial investments

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Bonds and other fixed-income securities		
Listed	14,657	11,950
Unlisted	4,475	3,800
Variable-yield securities		
Listed	70	264
Unlisted	670	692
Equity holdings		
In non-consolidated subsidiaries	123	72
In associates accounted for at equity		
Credit institutions	63	80
Non-credit institutions	72	95
In other investments		
Credit institutions	85	102
Non-credit institutions	154	114
Investments of insurance companies	4,989	4,290
Other financial investments	1,096	1,113
Total	**26,454**	**22,572**

Other financial investments includes the carrying amount of assets subject to operating lease agreements amounting to EUR 187 million (2002: EUR 190 million).

19) Movement of fixed assets and financial investments

in EUR million	At cost 1 Jan 2003	Currency translation (+/-)	Acquisition of companies[1] (+)	Additions (+)	Disposals (-)	At cost 31 Dec 2003
Intangible assets	**2,249.7**	**(7.7)**	**29.1**	**826.0**	**(369.3)**	**2,727.8**
Goodwill	1,417.0	0.2	(0.6)	416.1	(21.9)	1,810.8
Other	832.6	(7.9)	29.7	409.9	(347.4)	917.0
Tangible assets	**3,247.1**	**(33.2)**	**50.0**	**913.4**	**(648.4)**	**3,529.0**
Land and buildings	1,910.8	(19.1)	9.0	219.1	(68.5)	2,051.3
Office furniture and equipment	1,336.3	(14.1)	41.0	694.3	(579.9)	1,477.7
Financial investments	**1,982.3**	**(6.1)**	**2.0**	**479.5**	**(421.0)**	**2,036.7**
Non-consolidated subsidiaries	111.9	(0.6)	0.1	114.5	(55.7)	170.2
Associates accounted for at equity	198.8	0.3	0.0	65.4	(100.1)	164.4
Other equity holdings	294.3	(0.5)	1.9	152.8	(152.8)	295.7
Other financial investments (particularly property used by third parties)	1,377.4	(5.3)	0.0	146.8	(112.4)	1,406.4
Total	**7,479.1**	**(46.9)**	**81.2**	**2,218.8**	**(1,438.7)**	**8,293.5**

in EUR million	Accumulated depreciation (-)	Currency translation (+/-)	Amortisation and depre-ciation (-)[2]	Impairment (-)[3]	Carrying amounts 31 Dec 2003	Carrying amounts 31 Dec 2002
Intangible assets	**(859.7)**	**(4.7)**	**(234.7)**	**(17.2)**	**1,868.1**	**1,595.8**
Goodwill	(328.2)	0.2	(95.6)	0.0	1,482.7	1,198.5
Other	(531.6)	(4.9)	(139.1)	(17.2)	385.4	397.2
Tangible assets	**(1,715.0)**	**(19.5)**	**(207.5)**	**(23.9)**	**1,814.0**	**1,866.0**
Land and buildings	(673.0)	(13.9)	(61.0)	(17.8)	1,378.4	1,389.8
Office furniture and equipment	(1,042.0)	(5.6)	(146.5)	(6.1)	435.7	476.2
Financial investments	**(442.9)**	**(5.7)**	**(42.4)**	**(22.0)**	**1,593.8**	**1,576.6**
Non-consolidated subsidiaries	(47.4)	(0.5)	(2.1)	(11.1)	122.8	72.2
Associates accounted for at equity	(29.9)	0.3	0.0	(2.9)	134.5	175.3
Other equity holdings	(55.8)	(0.4)	(2.7)	(5.3)	239.9	215.8
Other financial investments (particularly property used by third parties)	(309.8)	(5.1)	(37.6)	(2.7)	1,096.6	1,113.3
Total	**(3,017.6)**	**(29.9)**	**(484.6)**	**(63.1)**	**5,275.9**	**5,038.4**

1 Arising largely from the first-time consolidation of Postabank
2 Including depreciation of companies not engaged in the banking business which is reported under other operating result.
3 Impairment is included in other operating result.

20) Other assets

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Income from accrued interest and commissions	1,341	1,144
Prepaid expenses	101	42
Deferred taxes	362	385
Securities lending and other repurchase agreements	1,258	1,157
Positive fair values of derivatives (banking book)	548	712
Sundry assets	1,507	1,400
Total	**5,117**	**4,840**

_____ Sundry assets pertain largely to payments on account for construction in progress and capitalised funding costs.

21) Deferred tax assets and liabilities

in EUR million	Deferred tax assets 31 Dec 2003	Deferred tax assets 31 Dec 2002	Deferred tax liabilities 31 Dec 2003	Deferred tax liabilities 31 Dec 2002
Temporary differences relate to the following items:				
Loans and advances to customers	(1)	(1)	22	22
Investments available for sale	35	-	(78)	(52)
Financial investments	78	69	(7)	(3)
Tangible fixed assets	14	16	(10)	1
Amounts owed to customers	5	-	(24)	(22)
Long-term employee provisions	66	84	27	34
Other provisions	25	26	(12)	(9)
Tax loss carry forward	123	167	5	6
Other	17	24	(30)	(46)
Total	**362**	**385**	**(107)**	**(69)**

In compliance with IAS 12.39, no deferred taxes were calculated for temporary differences relating to investments in subsidiaries in the amount of EUR 285.9 million (2002: EUR 267.5 million).

Deferred tax assets are reported under other assets; deferred tax liabilities are shown under provisions.

22) Amounts owed to credit institutions

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Amounts owed to domestic credit institutions	5,583	6,860
Amounts owed to foreign credit institutions	20,121	19,565
Total	**25,704**	**26,425**

23) Amounts owed to customers

in EUR million	Domestic 31 Dec 2003	Domestic 31 Dec 2002	Foreign countries 31 Dec 2003	Foreign countries 31 Dec 2002	Total 31 Dec 2003	Total 31 Dec 2002
Savings deposits	29,587	28,842	7,748	8,038	37,335	36,880
Other						
Public sector	470	287	946	911	1,416	1,198
Commercial customers	6,151	5,718	5,070	4,715	11,221	10,434
Private customers	4,293	3,792	9,915	8,316	14,208	12,108
Sundry	166	194	493	495	659	688
Total other	11,080	9,991	16,424	14,437	27,504	24,428
Total	**40,666**	**38,833**	**24,173**	**22,475**	**64,839**	**61,308**

24) Debts evidenced by certificates

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Mortgage and municipal bonds	1,222	1,067
Other bonds	11,527	9,464
Certificates of deposit	1,637	1,115
Profit-sharing rights	91	86
Other certificates of deposits/name certificates	1,695	1,689
Other	772	770
Total	**16,944**	**14,191**

For 2003 the size of the debt-issuance programme (DIP) launched in 1998 was set at EUR 15 billion. The DIP is a programme for issuing debt instruments in any currency, with a wide array of available structures and maturities.

In 2003 the DIP floated 47 new issues with a total volume of about EUR 2.8 billion. As of 31 December 2003 the DIP's utilisation rate was about 67%.

In order to further diversify its funding mix, Erste Bank expanded its Euro-commercial paper programme by adding the ability to issue certificates of deposit. The size of the programme remains EUR 3 billion. In 2003 Erste Bank placed 63 issues with total proceeds of approximately EUR 2.4 billion. Redemptions approximately balanced new issues.

25) Provisions

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Long-term employee provisions	1,097	1,117
Other provisions	5,269	4,371
Total	**6,366**	**5,488**

a) Long-term employee provisions

in EUR million	Pension provisions	Termination provisions	Jubilee provisions	Total long-term provisions
Net present value at 31 Dec 2001	**482**	**135**	**30**	**647**
Unrecognised actuarial losses (corridor)	(46)	-	-	(46)
Long-term employee provisions at 31 Dec 2001	**436**	**135**	**30**	**601**
New commitments from acquisition of companies	351	153	16	520
Service cost	-	13	2	15
Interest cost	43	15	2	60
Payments	(71)	(11)	(7)	(89)
Actuarial gains/losses	68	9	1	78
Net present value at 31 Dec 2002	**827**	**314**	**44**	**1,185**
Unrecognised actuarial losses (corridor)	(68)	-	-	(68)
Long-term employee provisions at 31 Dec 2002	**759**	**314**	**44**	**1,117**
New commitments from acquisition of companies	-	-	-	-
Service cost	-	13	2	15
Interest cost	43	17	2	62
Payments	(70)	(8)	(4)	(82)
Actuarial gains/losses	90	(25)	10	75
Net present value at 31 Dec 2003	**822**	**311**	**54**	**1,187**
Unrecognised actuarial losses (corridor)	(90)	-	-	(90)
Long-term employee provisions at 31 Dec 2003	**732**	**311**	**54**	**1,097**

Applying the current AVÖ 1999 P mortality tables ("AVÖ 1999 P – Rechnungsgrundlagen für die Pensionsversicherung", by Pagler & Pagler), which assume a longer life expectancy, as of 31 December 2003 the present value of the pension obligations for future benefits was EUR 822 million. The difference of EUR 90 million between this amount and the pension provisions reported in the balance sheet essentially results from the use of the current mortality tables.

b) Other provisions

in EUR million	at 31 Dec 2002	Acquisiton of companies[2]	Currency translation	Allocations	Use	Releases	Reclassifications	at 31 Dec 2003
Provision for taxes[1]	121	-	(2)	158	(37)	(18)	-	222
Provision for off-balance-sheet and other risks	81	-	(1)	25	(2)	(21)	1	83
Insurance reserves	4,072	-	(7)	900	(136)	-	-	4,829
Sundry other provisions[3]	97	22	(1)	73	(17)	(37)	(2)	135
Total	**4,371**	**22**	**(11)**	**1,156**	**(192)**	**(76)**	**(1)**	**5,269**

1 Regarding deferred tax liabilities, see Note 21.
2 The additions result largely from the inclusion of Postabank.
3 This item consists mainly of restructuring provisions and provisions for litigations.

26) Other liabilities

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Liabilities relating to trading		
Currency transactions	113	69
Interest rate transactions	769	587
Other transactions	40	1
Deferred income	242	246
Accrued interest and commissions	633	657
Securities lending and other repurchase agreements	1,290	1,164
Negative fair values of derivatives (banking book)	514	747
Sundry liabilities	1,914	1,749
Total	**5,515**	**5,220**

Sundry liabilities primarily represent current balances from securities transactions, derivatives and ongoing payment transactions as well as other current accounts.

27) Subordinated capital

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Subordinated liabilities	1,434	1,765
Supplementary capital	2,104	1,622
Total	**3,538**	**3,387**

28) Shareholders' equity

Subscribed share capital as at 31 December 2003 was EUR 435.6 million (2002: EUR 434.8 million), consisting of 59,943,808 voting bearer shares (ordinary shares) with no par value.

In connection with the IPO in 1997, stock options were issued to management-level staff of the Erste Bank Group. The number of stock options that became vested (in other words, that option holders were actually permitted to exercise) after the vesting period depended on the return on equity of the Erste Bank Group in 2000. A return on equity of 10.2% or more meant that all share options became vested. This was in fact the outcome, as the Erste Bank Group's return on equity in 2000 was 12.3%.

The timeframe for exercising the options was 30 June 2001 to 30 June 2003; the length of the lock-up period, during which shares purchased under the options could not be sold, was one year.

By 30 June 2003 the following numbers of options were exercised:

	Staff	Senior management	Managing Board
Number of options exercised by 31 December 2002	132,114	132,579	38,000
Number of options exercised in 2003 financial year	138,288	109,290	4,000
Total exercised options	270,402	241,869	42,000
Spread between exercise price and closing market price when exercised in 2003 financial year (in EUR)	26.35-33.34	12.51-31.89	24.78-33.44

Managing Board members	Options granted	Options exercised
Andreas Treichl	20,000	20,000
Elisabeth Bleyleben-Koren	16,000	3,000
Reinhard Ortner	16,000	16,000
Franz Hochstrasser	3,000	3,000

In addition, a new employee stock ownership programme (ESOP) and management stock option plan (MSOP) were initiated in April 2002.

The 2002 MSOP comprises a maximum total of 1,100,000 ordinary shares of Erste Bank, including 60,000 options (12,000 per person) for the then five members of the Managing Board and 8,000 options for the sixth member, who joined the Board on 1 January 2003. The remaining 1,032,000 options are designated for distribution to eligible management staff and other eligible employees of the Erste Bank Group.

Conditions: Each of the options, which are granted free of charge, entitles the holder to purchase one share; the transfer of options inter vivos is not permitted. Those eligible must have placed a binding order for the maximum number of shares (100) under the 2002 ESOP. The options granted in 2002 are delivered in three tranches by crediting to recipients' accounts: For the Managing Board and other executives, on 24 April 2002, 1 April 2003 and 1 April 2004; for performance leaders among employees, on 1 June 2002, 1 June 2003 and 1 June 2004. The grant price (the exercise price) for all three tranches was set at the average quoted price of Erste Bank shares in March 2002 (rounded down to the nearest half euro), which was EUR 66 per share. The term of the options begins at delivery date and ends on the value date of the exercise window (described below) of the fifth calendar year after delivery date. Every year, declarations to exercise may be submitted beginning on the day after publication of the preliminary consolidated financial results for the previous financial year, but no earlier than 1 April and no later than 30 April of the year. This period represents the exercise window. It is followed by the lock-up period, which ends on 10 May of the year following exercise of the option. Up to 15% of the purchased shares may be sold during the lock-up period.

The options credited to recipients' accounts to date are distributed as follows:

	2002 Options	2003 Options	Total
Managing Board	20,000	24,000	44,000
thereof Andreas Treichl	4,000	4,000	
Elisabeth Bleyleben-Koren	4,000	4,000	
Reinhard Ortner	4,000	4,000	
Franz Hochstrasser	4,000	4,000	
Erwin Erasim	4,000	4,000	
André Horovitz	-	4,000	
Other management	174,000	180,500	354,500
Other staff	93,211	116,959	210,170
Options credited to date[1]	**287,211**	**321,459**	**608,670**
Options credited but not yet exercised			**607,902**

1 This leaves a maximum of 491,330 options that can be credited for 2004, including 24,000 options for the Managing Board.

Under the 2002 MSOP, 768 options were exercised in April 2003. At a grant price of EUR 66, the proceeds was EUR 50,688, of which EUR 5,581.27 was allocated to subscribed share capital (item 9 in Liabilities and Shareholders' Equity) and EUR 45,106.73 was assigned to additional paid-in capital (item 10 in Liabilities and Shareholders' Equity). Of the options exercised, 550 represented other management and 218 were exercised by other staff. The spread between the grant price and the market price at the time of exercising in the year under review ranged from EUR 4.70 to EUR 5.75 for other management and from EUR 3.20 to EUR 5.75 for other staff.

The grant price of the individual options – the average of all closing prices recorded in March 2002 – rounded to the nearest half euro was EUR 66. The estimated values of the options at the balance sheet date of 31 December 2003 were EUR 35.03 for each option credited in 2002 and EUR 36.83 for each credited in 2003.

Under the 2003 ESOP, between 12 and 23 May 2003 employees subscribed 117,926 shares at a grant price of EUR 55.50. Of the issue proceeds of EUR 6,544,893, EUR 857,001.67 was added to subscribed share capital (item 9 in Liabilities and Shareholders' Equity) and EUR 5,687,891.33 was assigned to additional paid-in capital (item 10 in Liabilities and Shareholders' Equity). The 2003 ESOP is thus completed.

Of the 117,926 ordinary shares subscribed in the 2003 ESOP, employees of Erste Bank bought 81,150.

The shares subscribed by Managing Board members under the 2003 ESOP were purchased by the following individuals:

	Shares
Elisabeth Bleyleben-Koren	100
Reinhard Orner	100
Erwin Erasim	100

Authorised and conditional capital remaining at 31 December 2003

Clauses 4.4. as well as 4.4.1. and 4.4.2. of the Articles of Association authorise, for a five-year period from the date of registration of the amendment to the Articles of Association in the Commercial Register, the issuing of up to 20,000,000 shares with a par value of EUR 145,345,668.34. The Managing Board is authorised by the Articles to exclude the shareholders' subscription rights, with the consent of the Supervisory Board, for the issue of shares against non-cash contributions or inasmuch as the capital increase serves to issue shares to staff, senior executives and Managing Board members of Erste Bank or of its subsidiaries.

Clause 4.4.3. of the Articles of Association authorises, for a period of five years from the date of registration of the amendment of the Company's Articles of Association in the Commercial Register, the issue of EUR 18,168,208.54 of capital in the form of 2,500,000 ordinary bearer or registered shares to be used to grant share options to employees, management-level staff and members of the Managing Board of Erste Bank or of its subsidiaries. This conditional capital increase was conducted to the extent that, under the 2002 ESOP and MSOP, a total of 252,159 bearer shares were subscribed in 2002 (with a par value of EUR 1,832,510.92) and 118,694 bearer shares were subscribed in 2003 (par value of EUR 862,582.94). Authorised but unissued capital thus now amounts to 2,129,147 shares.

At the extraordinary general meeting on 21 August 1997 a resolution was passed to carry out a conditional capital increase of EUR 43,603,700.50 by issuing 6,000,000 ordinary bearer or registered shares. The capital increase is to be performed only to the extent that holders of convertible bonds exercise conversion or subscription rights.

Contingent upon the Supervisory Board's consent, another employee share ownership plan (the 2004 ESOP) is to be introduced in the 2004 financial year that will draw on the remaining authorised capital under the still valid authorisation.

The qualifying capital of the Erste Bank Group as determined under the Austrian Banking Act had the composition shown below:

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Subscribed capital	436	435
Reserves	3,940	3,839
Less intangible assets	(464)	(474)
Core capital (Tier 1)	**3,912**	**3,800**
Eligible subordinated liabilities	2,696	2,764
Revaluation reserve	198	185
Qualifying supplementary capital (Tier 2)	**2,894**	**2,949**
Short-term subordinated capital (Tier 3)	**340**	**325**
Total qualifying capital	**7,146**	**7,074**
Deductions according to Section 23 (13) and Section 29 (1-2) Austrian Banking Act	(137)	(91)
Total eligible qualifying capital	**7,009**	**6,983**
Capital requirement	5,315	5,146
Surplus capital	1,694	1,837
Cover ratio (in %)	132	136
Tier 1 ratio (in %)	**6.3**	**6.3**
Solvency ratio (in %)	**10.7**	**11.0**

The risk-weighted basis pursuant to Section 22 (1) Austrian Banking Act and the resulting capital requirement showed the following changes:

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Risk-weighted basis acc. to Section 22 Austrian Banking Act	62,188	60,257
of which 8% minimum capital requirement	4,975	4,821
Capital requirement for open foreign exchange position acc. to Section 26 Austrian Banking Act	14	9
Capital requirement for the Trading Book acc. to Section 22 b (1) Austrian Banking Act	326	316
Capital requirement	**5,315**	**5,146**

Information on the Consolidated Income Statement

29) Net interest income

in EUR million	2003	2002
Interest income from		
Lending and money market transactions with credit institutions	788.0	1,016.3
Lending and money market transactions with customers	2,883.7	3,112.8
Fixed-income securities	1,154.0	1,190.3
Other interest and similar income	70.8	99.9
Current income from		
Shares and other variable-yield securities	163.9	169.3
Investments		
- in non-consolidated subsidiaries	10.7	12.7
- in associates accounted for at equity	56.9	22.5
- in other investments	14.2	10.9
Property used by outside parties	67.3	64.9
Total interest and similar income	**5,209.5**	**5,699.6**
Interest expenses for		
Amounts owed to credit institutions	(591.4)	(856.8)
Amounts owed to customers	(1,214.9)	(1,525.5)
Debts evidenced by certificates	(577.2)	(615.4)
Subordinated capital	(223.3)	(227.4)
Other	(15.9)	(11.5)
Total interest and similar expenses	**(2,622.7)**	**(3,236.6)**
Net interest income	**2,586.8**	**2,463.0**

______ Net interest income includes the net interest income of EUR 139 million (2002: EUR 124 million) from finance leases.

30) Risk provisions for loans and advances

in EUR million	2003	2002
Allocation to risk provisions for loans and advances	(745.1)	(711.7)
Release of risk provisions for loans and advances	374.9	380.3
Direct write-offs of loans and advances	(59.8)	(90.0)
Amounts received against written-off loans and advances	23.6	15.0
Total	**(406.4)**	**(406.4)**

______ The above figures do not include the allocations to and releases of risk provisions netted in net interest income (suspended interest). See the explanation provided in Note 15.

______ The allocations to and releases of other risk provisions that do not pertain to lendings are included in other operating result (see Note 35).

______ The above figures include the allocations to and release of provisions for off-balance-sheet credit risks as well as for sundry risks.

31) Net commission income

in EUR million	2003	2002
Lending business	160.1	151.4
Payment transfers	384.7	344.7
Securities transactions	248.8	232.7
of which investment fund transactions	111.2	105.8
custodial fees	43.9	43.4
brokerage	93.6	83.5
Insurance business	59.0	47.5
Building society brokerage	38.3	28.3
Foreign exchange transactions	50.5	49.9
Other	55.2	89.8
Total	**996.6**	**944.3**

32) Net trading result

in EUR million	2003	2002
Securities and derivatives trading	97.6	64.5
Foreign exchange transactions	117.0	102.9
Total	**214.6**	**167.4**

Net trading result represents the profits on trading activities and is determined on the basis of fair value (realised and unrealised). Listed products are valued at the prices quoted on the balance sheet date. The fair values of non-listed products are measured by the net present value method or using suitable options pricing models. All realised and unrealised gains are reported in the income statement within net trading result. Also included in this item are interest and dividend income earned on the trading portfolio, and the portfolio's funding cost.

33) General administrative expenses

in EUR million	2003	2002
Personnel expenses	(1,422.3)	(1,373.2)
Other administrative expenses	(691.9)	(762.6)
Depreciation and amortisation	(346.6)	(296.2)
Total	**(2,460.8)**	**(2,432.0)**

Personnel expenses

in EUR million	2003	2002
Wages and salaries	(1,031.4)	(1,006.4)
Compulsory social security contributions	(273.5)	(259.9)
Long-term employee provisions	(62.0)	(85.0)
Other personnel expenses	(55.4) [1]	(21.9)
Total	**(1,422.3)**	**(1,373.2)**

1 This includes EUR 32.0 million from one-time payments made to pension funds under Section 48a of the Austrian Pension Fund Act as amended.

Average number of employees on payroll during the financial year (in full-time equivalents)

in EUR million	2003	2002
Employed by Group	**36,661**	**37,152**
Domestic	15,213	15,532
thereof Haftungsverbund savings banks	6,958	7,061
Foreign countries	21,448	21,620
thereof Česká spořitelna Group	12,823	13,084
Slovenská sporiteľňa	5,300	5,570
other subsidiaries	3,325	2,966

In addition to the headcount given above, during the reporting period an average of 68 people (2002: 223) were employed in Group companies that are non-banks (hotel and recreation segment).

At the end of 2003, loans and advances to members of the Managing Board totalled EUR 150 thousand (2002: EUR 157 thousand). Loans to members of the Supervisory Board amounted to EUR 2,397 thousand (2002: EUR 2,323 thousand). The applicable interest rates and other terms (maturity dates and collateralisation) are in line with typical market practice. In 2003 members of the Managing Board made loan repayments totalling EUR 11 thousand (2002: EUR 54 thousand) and members of the Supervisory Board repaid EUR 218 thousand (2002: EUR 2 thousand) on loans.

In 2003 current members of the Managing Board received remuneration totalling EUR 4,973 thousand (2002: EUR 3,021 thousand), which represented 0.35% of total personnel expenses.

This pay included EUR 1,292 thousand of performance-linked bonuses; it did not include the options granted on Erste Bank shares.

In financial 2003, EUR 599 thousand (2002: EUR 587 thousand) was paid out to former members of the Managing Board or their surviving dependants.

The total emoluments paid to members of the Supervisory Board of Erste Bank last year amounted to EUR 467 thousand (2002: EUR 459 thousand). For legal services in the pursuit of debt recovery and for various legal consulting to companies of the Erste Bank Group, the law firm Braunegg, Hoffmann & Partner in Vienna last year was paid a total of about EUR 153 thousand (including VAT, court fees and miscellaneous cash expenses).

Other administrative expenses

in EUR million	2003	2002
IT expenses	(162.1)	(208.9)
Expenses for office space	(140.7)	(133.2)
Office operating expenses	(135.7)	(145.3)
Advertising/marketing	(103.5)	(106.4)
Legal and consulting costs	(71.4)	(74.8)
Sundry administrative expenses	(78.5)	(94.0)
Total	**(691.9)**	**(762.6)**

Depreciation and amortisation

in EUR million	2003	2002
Software and other intangible assets	(132.3)	(98.6)
Real estate used by the Group	(60.0)	(71.1)
Office furniture and equipment and sundry tangible assets	(154.3)	(126.5)
Total	**(346.6)**	**(296.2)**

34) Net income from insurance business

in EUR million	2003	2002
Premiums earned	937.1	880.7
Investment income from technical business	252.4	160.5
Claims incurred	(285.8)	(291.8)
Change in underwriting reserves	(693.6)	(564.1)
Expenses for policyholder bonuses	(67.7)	(42.1)
Operating expenses	(102.9)	(89.0)
Sundry underwriting profit/loss	(10.0)	(58.2)
Underwriting profit/loss	***29.5***	***(4.0)***
Financial profit/loss	255.8	172.9
Carry forward – underwriting	(252.4)	(160.5)
Total	**32.9**	**8.4**

35) Other operating result

in EUR million	2003	2002
Other operating income		
Income from measurement/sale of securities held to maturity	14.2	17.2
Income from real estate/properties	45.5	12.9
Income from release of other provisions/risks	7.5	13.7
Sundry operating income	94.3	94.0
Total other operating income	**161.5**	**137.8**
Other operating expenses		
Expenses from measurement/sale of securities held to maturity	(15.3)	(12.4)
Losses from real estate/properties	(27.3)	(18.7)
Amortisation of goodwill	(81.2)	(58.4)
Expenses from allocation of other provisions/risks	(26.4)	(9.2)
Expenses from making deposit insurance contributions	(41.5)	(36.3)
Other taxes	(10.7)	(12.7)
Provisions for litigations	(19.7)	(20.7)
One-off expenses for non-capitalised software	(33.4)	
Sundry operating expenses	(108.4)	(109.6)
Total other operating expenses	**(363.9)**	**(278.0)**
Other operating result		
Results from measurement/sale of securities held as investments available for sale	9.6	(5.0)
Results from measurement/sale of shares in unconsolidated subsidiaries	(9.3)	65.0
Total other operating result	**(202.1)**	**(80.2)**

——— Sundry operating income/expenses consist primarily of items not attributable to the ordinary activities of a banking group, for example rental income, operating costs, cost of goods purchased for resale, sales revenues from providers of banking support services and from other non-banks, and licensing income.

36) Taxes on income

The taxes on income are made up of the current taxes on income calculated in each of the Group companies based on the results as reported for tax purposes, corrections to taxes on income for previous years, and the change in deferred taxes.

in EUR million	2003	2002
Current tax expense	(179.0)	(101.3)
Deferred tax expense	(45.2)	(50.1)
Total	**(224.2)**	**(151.4)**

The following table reconciles the transformation of pre-tax profit and the Austrian tax rate to the income taxes reported in the income statement:

in EUR million	2003	2002
Pre-tax profit for the year	761.6	664.6
Income tax expense for the financial year at the domestic statutory tax rate (34%)	(258.9)	(226.0)
Impact of different foreign tax rates	14.7	8.7
Tax reductions due to tax-exempt earnings of investments and other tax-exempt income	178.4	100.1
Tax increases due to non-deductible expenses	(137.4)	(57.4)
Tax expense/income not attributable to the reporting period	(21.0)	23.2
Reported taxes on income	**(224.2)**	**(151.4)**

37) Appropriation of net profit

in EUR million	2003	2002
Net profit after minority interests	353.3	255.2
Allocation to reserves	(263.4)	(181.0)
Profit carried forward	0.2	0.2
Distributable profit of the parent company	**90.1**	**74.4**

At the Annual General Meeting on 4 May 2004 the Managing Board will propose that shareholders be paid a dividend of EUR 1.50 per share (2002: EUR 1.24 per share) and that the remaining retained profit under Section 65 (5) Austrian Stock Corporation Act be carried forward.

38) Segment reporting

New organisation of segment reporting by core business activities

In order to further improve the transparency of the presentation, the segment reporting of the Erste Bank Group has been revised, with the primary objective of aligning the segmentation more clearly with the markets in which the Group operates. In large part this is intended to emphasise the strongly regional nature of the retail business. The new segment structure has been in use since the report on the first quarter of 2003.

The first-order segmentation now consists of the four market segments Austria, Central Europe, International Business and Group Corporate Centre. The significant changes from the old presentation are the following:

Austria segment: The Austria segment comprises all business units and subsidiaries operating in Austria. It is further segmented along business activity lines into Savings Banks, Retail and Real Estate, Large Corporate Customers and Trading and Investment Banking.

The treatment of the savings banks in the segmental structure was adapted in two important ways. Those savings banks majority-owned by Erste Bank (Tiroler Sparkasse, Salzburger Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl) were assigned to the Retail and Real Estate segment. All savings banks in which Erste Bank holds minority interests or which are consolidated under the Haftungsverbund Agreement were placed in the Savings Banks segment.

The former Asset Gathering segment was dissolved and its contribution to the results split up between its constituent functional segments, with the largest portion assigned to the Retail and Real Estate segment.

International Business has been taken out of Large Corporate Customers and is now shown separately.

Central Europe segment: The Central Europe market segment, which is subdivided into the entities operating in the individual countries, encompasses the results of Česká spořitelna (the Czech segment), Slovenská sporiteľňa (Slovak segment), Erste Bank Hungary (Hungary segment) and Erste & Steiermärkische banka (Croatia segment).

International Business segment: This reporting segment includes both the International Business unit in Vienna and the commercial lending business of the London, New York, and Hong Kong profit centres. In the past these profit centres were treated as a business unit within the Large Corporate Customers segment. The results of the treasury activities of the New York and Hong Kong branches are presented in Trading and Investment Banking.

Corporate Centre segment: As in the past, Corporate Centre represents all performance components that cannot be attributed directly to other segments, as well as consolidating entries.

The allocation of results to the segments is based on the profit contribution report at the business unit level.

Net interest income is determined based on opportunity cost (market spread, maturity mismatch), with the contribution from maturity transformation attributed entirely to the Treasury unit. Fees and commissions, net trading result and other operating result are allocated to business units according to where they are generated.

General administrative expenses are derived from activity-based costing (product cost, indirect costs and general overhead) at the business unit level.

Risk provisions include the actual credit risk costs recognised for each business unit.

New segmentation by geographic markets

The following regional segmentation underlies this segmental analysis:

> Austria
> Central Europe (Czech Republic, Slovak Republic, Hungary, Croatia)
> Rest of Europe
> North America
> Central and South America
> Asia
> Other

The Austria geographic segment captures the contributions generated in Austria and Corporate Centre, subdivided by core business areas. The Central Europe segment represents the contributions from the respective subsidiaries.

The International segment, partitioned by core business activities, is distributed between the geographic segments according to customer location.

The prior-year data was restated accordingly.

Segment reporting/overview

in EUR million	Total 2003	Total 2002	Austria 2003	Austria 2002	Central Europe 2003	Central Europe 2002
Net interest income	2,586.8	2,463.1	1,622.8	1,604.2	829.4	741.7
Risk provisions for loans/advances	(406.4)	(406.4)	(374.6)	(363.1)	(9.7)	3.9
Net commission income	996.6	944.1	680.2	628.1	345.3	297.2
Net trading result	214.6	167.4	137.1	123.8	71.2	56.6
General administrative expenses	(2,460.7)	(2,432.0)	(1,655.6)	(1,633.2)	(766.7)	(705.2)
Income from insurance business	32.9	8.4	25.9	6.1	10.2	2.3
Other operating result	(202.1)	(80.1)	(26.4)	(67.0)	(167.1)	(57.9)
Pre-tax profit for the year	**761.6**	**664.6**	**409.4**	**298.9**	**312.6**	**338.7**
less taxes	(224.2)	(151.7)	(128.4)	(68.1)	(78.1)	(89.0)
less minority interests	(184.1)	(257.9)	(112.3)	(131.4)	(44.7)	(102.0)
Net profit after minority interests	**353.3**	**255.1**	**168.7**	**99.4**	**189.7**	**147.7**
Average risk-weighted assets	61,888.0	60,511.9	44,771.0	44,674.8	10,162.1	9,157.6
Average attributed equity	2,578.2	2,015.5	1,549.1	1,183.1	611.0	481.3
Cost-income ratio (in %)	**64.2%**	**67.9%**	**67.1%**	**69.1%**	**61.0%**	**64.2%**
ROE based on net profit after minority interests (in %)	**13.7%**	**12.7%**	**10.9%**	**8.4%**	**31.1%**	**30.7%**
Funding costs	(142.0)	(129.4)	(73.0)	(57.8)	(44.4)	(36.9)
Amortisation of goodwill	(81.1)	(58.5)	(18.5)	(12.9)	(54.4)	(38.1)

in EUR million	International Business 2003	International Business 2002	Corporate Centre 2003	Corporate Centre 2002
Net interest income	146.8	134.7	(12.1)	(17.5)
Risk provisions for loans/advances	(26.1)	(51.9)	3.9	4.7
Net commission income	21.1	15.2	(50.0)	3.6
Net trading result	0.1	0.0	6.2	(13.0)
General administrative expenses	(34.0)	(38.4)	(4.4)	(55.1)
Income from insurance business	0.0	0.0	(3.2)	0.0
Other operating result	(13.8)	3.6	5.2	41.2
Pre-tax profit for the year	**94.1**	**63.3**	**(54.5)**	**(36.2)**
less taxes	(24.0)	(11.8)	6.3	17.3
less minority interests	0.0	0.0	(27.1)	(24.5)
Net profit after minority interests	**70.1**	**51.4**	**(75.3)**	**(43.4)**
Average risk-weighted assets	6,387.5	6,128.9	567.3	550.6
Average attributed equity	384.0	322.1	34.1	28.9
Cost-income ratio (in %)	**20.2%**	**25.6%**	-	-
ROE based on net profit after minority interests (in %)	**18.3%**	**16.0%**	-	-
Funding costs	0.0	0.0	(24.5)	(34.7)
Amortisation of goodwill	0.0	0.0	(8.3)	(7.4)

Segment reporting/Austria

in EUR million	Austria 2003	Austria 2002	Savings Banks 2003	Savings Banks 2002	Retail and Real Estate 2003	Retail and Real Estate 2002
Net interest income	1,622.8	1,604.2	841.3	866.6	521.8	531.0
Risk provisions for loans/advances	(374.6)	(363.1)	(198.1)	(186.6)	(132.4)	(123.7)
Net commission income	680.2	628.1	321.5	267.5	264.1	266.7
Net trading result	137.1	123.8	29.3	24.6	16.7	17.3
General administrative expenses	(1,655.6)	(1,633.2)	(820.5)	(794.1)	(653.0)	(655.3)
Income from insurance business	25.9	6.1	0.0	0.0	25.9	6.1
Other operating result	(26.4)	(67.0)	(22.3)	(10.8)	(2.5)	(39.9)
Pre-tax profit for the year	**409.4**	**298.9**	**151.3**	**167.1**	**40.5**	**2.1**
less taxes	(128.4)	(68.1)	(46.7)	(40.8)	(15.5)	(1.4)
less minority interests	(112.3)	(131.4)	(101.5)	(122.9)	(5.3)	(0.2)
Net profit after minority interests	**168.7**	**99.4**	**3.1**	**3.5**	**19.8**	**0.5**
Average risk-weighted assets	44,771.0	44,674.8	22,179.7	22,164.3	12,185.8	12,141.3
Average attributed equity	1,549.1	1,183.1	190.8	0.0	732.7	638.1
Cost-income ratio (in %)	**67.1%**	**69.1%**	**68.8%**	**68.5%**	**78.8%**	**79.8%**
ROE based on net profit after minority interests (in %)	**10.9%**	**8.4%**	**1.6%**	**-**	**2.7%**	**0.1%**
Funding costs	(73.0)	(57.8)	(15.3)	(13.2)	(39.5)	(27.0)
Amortisation of goodwill	(18.5)	(12.9)	(5.9)	(4.9)	(12.6)	(7.8)

in EUR million	Large Corporate Customers 2003	Large Corporate Customers 2002	Trading and Investment Banking 2003	Trading and Investment Banking 2002
Net interest income	147.7	135.9	112.1	70.7
Risk provisions for loans/advances	(44.1)	(52.7)	0.0	0.0
Net commission income	53.1	75.8	41.5	18.1
Net trading result	1.5	2.8	89.6	79.1
General administrative expenses	(81.2)	(85.7)	(100.9)	(98.1)
Income from insurance business	0.0	0.0	0.0	0.0
Other operating result	9.1	(5.9)	(10.8)	(10.3)
Pre-tax profit for the year	**86.1**	**70.1**	**131.5**	**59.6**
less taxes	(25.6)	(13.0)	(40.6)	(12.9)
less minority interests	(6.0)	(9.5)	0.3	1.2
Net profit after minority interests	**54.6**	**47.7**	**91.2**	**47.8**
Average risk-weighted assets	6,918.9	6,478.0	3,486.6	3,891.2
Average attributed equity	416.0	340.5	209.6	204.5
Cost-income ratio (in %)	**40.2%**	**40.0%**	**41.5%**	**58.4%**
ROE based on net profit after minority interests (in %)	**13.1%**	**14.0%**	**43.5%**	**23.4%**
Funding costs	(15.7)	(14.2)	(2.5)	(3.4)
Amortisation of goodwill	0.0	0.0	0.0	(0.2)

Segment reporting/Central Europe

in EUR million	Central Europe 2003	Central Europe 2002	Česká spořitelna 2003	Česká spořitelna 2002	Slovenská sporiteľňa 2003	Slovenská sporiteľňa 2002
Net interest income	829.4	741.7	460.8	477.3	234.7	161.3
Risk provisions for loans/advances	(9.7)	3.9	1.3	23.0	3.3	(2.4)
Net commission income	345.3	297.2	252.3	226.9	51.6	43.4
Net trading result	71.2	56.6	38.1	29.4	10.8	9.1
General administrative expenses	(766.7)	(705.2)	(474.1)	(458.7)	(157.3)	(145.0)
Income from insurance business	10.2	2.3	10.2	2.3	0.0	0.0
Other operating result	(167.1)	(57.9)	(75.7)	(30.9)	(81.9)	(30.6)
Pre-tax profit for the year	**312.6**	**338.7**	**212.9**	**269.4**	**61.3**	**35.8**
less taxes	(78.1)	(89.0)	(75.2)	(84.0)	(5.6)	(2.3)
less minority interests	(44.7)	(102.0)	(15.2)	(79.9)	(22.9)	(16.7)
Net profit after minority interests	**189.7**	**147.7**	**122.5**	**105.5**	**32.7**	**16.8**
Average risk-weighted assets	10,162.1	9,157.6	6,287.5	6,230.5	1,493.2	1,033.7
Average attributed equity	611.0	481.3	378.0	327.5	89.8	54.3
Cost-income ratio (in %)	**61.0%**	**64.2%**	**62.3%**	**62.3%**	**52.9%**	**67.8%**
ROE based on net profit after minority interests (in %)	**31.1%**	**30.7%**	**32.4%**	**32.2%**	**36.5%**	**30.9%**
Funding costs	(44.4)	(36.9)	(27.7)	(22.9)	(6.2)	(6.9)
Amortisation of goodwill	(54.4)	(38.1)	(40.2)	(24.9)	(12.0)	(12.0)

in EUR million	Erste Bank Hungary 2003	Erste Bank Hungary 2002	Erste Bank Croatia 2003	Erste Bank Croatia 2002
Net interest income	58.5	45.0	75.4	58.1
Risk provisions for loans/advances	(7.5)	(8.2)	(6.9)	(8.6)
Net commission income	28.8	17.3	12.5	9.7
Net trading result	11.6	6.3	10.7	11.9
General administrative expenses	(69.3)	(54.3)	(66.1)	(47.3)
Income from insurance business	0.0	0.0	0.0	0.0
Other operating result	(7.6)	(1.1)	(1.8)	4.7
Pre-tax profit for the year	**14.7**	**5.0**	**23.7**	**28.5**
less taxes	(1.7)	(0.4)	4.3	(2.3)
less minority interests	0.1	0.3	(6.7)	(5.7)
Net profit after minority interests	**13.2**	**4.9**	**21.3**	**20.5**
Average risk-weighted assets	920.8	590.9	1,460.6	1,302.5
Average attributed equity	55.4	31.1	87.8	68.5
Cost-income ratio (in %)	**70.0%**	**79.1%**	**67.1%**	**59.3%**
ROE based on net profit after minority interests (in %)	**23.8%**	**15.8%**	**24.2%**	**29.9%**
Funding costs	(3.2)	(3.0)	(7.3)	(4.1)
Amortisation of goodwill	0.0	0.0	(2.2)	(1.2)

Segment reporting by region

	Austria		Central Europe	
in EUR million	2003	2002	2003	2002
Net interest income	1,628.5	1,584.7	837.7	747.0
Risk provisions for loans/advances	(370.6)	(361.7)	(12.3)	3.9
Net commission income	626.8	625.6	348.5	298.9
Net trading result	141.6	108.7	71.2	52.4
General administrative expenses	(1,659.7)	(1,689.7)	(769.1)	(707.4)
Income from insurance business	22.7	6.1	10.2	2.3
Other operating result	(32.7)	(25.4)	(167.1)	(56.5)
Pre-tax profit for the year	**356.6**	**248.3**	**319.1**	**340.6**
less taxes	(117.5)	(39.3)	(80.1)	(90.4)
less minority interests	(139.4)	(155.9)	(44.7)	(102.0)
Net profit after minority interests	**99.7**	**53.1**	**194.3**	**148.1**
Average risk-weighted assets	46,238	46,334	11,402	9,483

	Rest of Europe		North America	
in EUR million	2003	2002	2003	2002
Net interest income	28.1	40.6	44.4	44.7
Risk provisions for loans/advances	(2.5)	(16.3)	(13.4)	(7.7)
Net commission income	5.2	3.7	8.3	10.8
Net trading result	0.3	3.7	0.5	1.6
General administrative expenses	(13.3)	(12.7)	(11.6)	(11.0)
Income from insurance business	0.0	0.0	0.0	0.0
Other operating result	(2.4)	(1.1)	0.0	3.0
Pre-tax profit for the year	**15.4**	**17.9**	**28.2**	**41.4**
less taxes	(4.8)	(5.2)	(8.7)	(12.0)
less minority interests	0.0	0.0	0.0	0.0
Net profit after minority interests	**10.7**	**12.7**	**19.4**	**29.4**
Average risk-weighted assets	1,373	1,561	1,587	1,780

	Central/South America		Asia	
in EUR million	2003	2002	2003	2002
Net interest income	2.6	3.8	14.9	13.0
Risk provisions for loans/advances	(0.3)	0.0	(2.6)	(14.5)
Net commission income	2.6	1.2	4.4	3.5
Net trading result	0.0	0.0	(0.6)	(3.7)
General administrative expenses	(1.0)	(1.0)	(4.9)	(8.0)
Income from insurance business	0.0	0.0	0.0	0.0
Other operating result	0.0	0.0	0.0	(0.1)
Pre-tax profit for the year	**3.9**	**4.0**	**11.2**	**(9.8)**
less taxes	(1.2)	(1.2)	(3.5)	2.8
less minority interests	0.0	0.0	0.0	0.0
Net profit after minority interests	**2.7**	**2.9**	**7.7**	**(7.0)**
Average risk-weighted assets	180	124	642	728

	Other		Total	
in EUR million	2003	2002	2003	2002
Net interest income	30.7	29.4	2,586.8	2,463.1
Risk provisions for loans/advances	(4.7)	(10.2)	(406.4)	(406.4)
Net commission income	0.9	0.5	996.6	944.1
Net trading result	1.6	4.7	214.6	167.4
General administrative expenses	(1.1)	(2.2)	(2,460.7)	(2,432.0)
Income from insurance business	0.0	0.0	32.9	8.4
Other operating result	0.0	0.0	(202.1)	(80.1)
Pre-tax profit for the year	**27.3**	**22.2**	**761.6**	**664.6**
less taxes	(8.5)	(6.4)	(224.2)	(151.7)
less minority interests	0.0	0.0	(184.1)	(257.9)
Net profit after minority interests	**18.9**	**15.8**	**353.3**	**255.0**
Average risk-weighted assets	467	503	61,888	60,512

39) Additional information

______ Assets and liabilities denominated in foreign currencies:

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Assets	53,874	49,590
Liabilities	45,986	41,360

______ Unconsolidated foreign investments and goodwill are not reported as assets denominated in foreign currencies.

______ Foreign assets and liabilities:

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Assets	59,609	48,891
Liabilities	54,807	51,514

40) Loans and advances to and amounts owed to unconsolidated subsidiaries and investments

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Loans and advances to credit institutions		
Unconsolidated subsidiaries	1	2
Associates accounted for at equity	42	106
Other investments	377	306
Loans and advances to customers		
Unconsolidated subsidiaries	466	340
Associates accounted for at equity	107	252
Other investments	598	809
Investments available for sale		
Unconsolidated subsidiaries	3	-
Associates accounted for at equity	36	36
Other investments	61	252
Financial investments		
Unconsolidated subsidiaries	1	-
Associates accounted for at equity	7	4
Other investments	67	4
Amounts owed to credit institutions		
Unconsolidated subsidiaries	3	8
Associates accounted for at equity	29	37
Other investments	2,020	1,581
Amounts owed to customers		
Unconsolidated subsidiaries	56	53
Associates accounted for at equity	19	36
Other investments	164	101
Debts evidenced by certificates		
Unconsolidated subsidiaries	5	5
Associates accounted for at equity	26	26
Other investments	44	66
Subordinated capital		
Unconsolidated subsidiaries	-	-
Associates accounted for at equity	9	-
Other investments	26	1

41) Assets pledged as collateral

Assets in the amounts stated below were pledged as collateral for the following liabilities and contingent liabilities:

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Amounts owed to credit institutions	202	326
Amounts owed to customers	788	827
Debts evidenced by certificates	1,314	1,361
Other obligations	21	29

The following assets were pledged as collateral for the above-mentioned liabilities:

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Loans and advances to credit institutions	5	98
Loans and advances to customers	1,920	1,956
Trading assets	122	373
Investments available for sale	204	160
Financial investments	363	345
Tangible assets	1	1

42) Fiduciary transactions

The fiduciary operations not reported in the Balance Sheet are broken down as follows:

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Loans and advances to credit institutions	103	330
Loans and advances to customers	2,449	387
Investments available for sale	597	529
Assets held in trust	**3,149**	**1,246**
Amounts owed to credit institutions	260	280
Amounts owed to customers	2,224	411
Debts evidenced by certificates	665	555
Liabilities held in trust	**3,149**	**1,246**

43) Risk management policies

Risk strategy

The Erste Bank Group pursues a strategy of risk control guided both by the demands of a customer-oriented banking business and by the legal environment.

To satisfy these requirements, the Erste Bank Group uses a group-wide system of risk oversight and control designed to identify all risks throughout the Group (market, credit, business and operational risks), measure these risks in terms of value-at-risk (VaR) and ultimately enable the management to exert active control over the identified and measured risks.

Risk management organisation

In keeping with relevant law (especially the Austrian Banking Act), the central responsibility for risk management lies with the Group Managing Board. One way in which the Managing Board performs this task is by setting an aggregate bank limit based on value-at-risk at the quarterly meeting of the Risk Committee.

As set out in the Erste Bank Risk Rulebook, the role of the Risk Committee is to approve amendments to the rules where appropriate, allocate capital at the macro level, set an aggregate risk limit for the bank as a whole based on the bank's risk absorption capacity, set an aggregate limit based on value-at-risk for market risk activities on the trading book, and define medium-term objectives for risk management.

The Group Risk Management Committee (GRMC) is chaired by the Group Chief Risk Officer. The Group Risk Management Committee provides decision support on risk issues, performs detailed analyses of the Group's risks, evaluates opportunities and possible risk potential, and takes action to adjust the Group's risk profile as appropriate. The committee continually analyses the credit portfolio in detail and uses the findings to help steer business activities. Additionally, the Group Risk Management Committee discusses and selects the methods, techniques and processes of credit risk management that form part of the Group's credit policy.

Since the beginning of 2003, Erste Bank has placed a Chief Risk Officer (CRO) in charge of the overall management of risks. The Chief Risk Officer's sphere of responsibility includes the following service units:

> Strategic Risk Management
> Credit Risk Management Austria/CE
> Credit Risk Management International
> Credit Restructuring
> Planning and Controlling

The Strategic Risk Management unit supports the Chief Risk Officer in furthering the disciplined handling of risks and in harmonising risk management applications for all risk types in the business units. Working closely with the risk management departments of the business units, this unit also ensures the implementation of the risk management strategy.

At every level of the risk management process - particularly concerning market and credit risks - the measurement and oversight functions are exercised independently of the front-office functions to be supervised.


CHIEF RISK OFFICER (CRO)
STRATEGIC RISK MANAGEMENT
GROUP RISK CONTROL
GROUP CREDIT RISK MANAGEMENT & REPORTING
Group Market Risk Control
Group Credit Risk Control
Group Operational Risk Control
Group Credit Risk Reporting & Monitoring
Group Credit Risk Management

In addition, the Chief Risk Officer is responsible for the development, implementation and review of limits, of risk reporting, of the risk management strategy and of the associated standards and processes.

The Chief Risk Officer is also in charge of credit risk control for the Erste Bank Group, which involves, among other activities, initiating measures to optimise the credit portfolio and ease regulatory capital requirements. The Chief Risk Officer defines standards for credit policy and processes, credit portfolio management and risk-adjusted pricing and participates in the development and implementation of credit risk measurement methods. Moreover, the Chief Risk Officer is the functional head of the entire credit risk management organisation and has line authority over and directs the organisation of senior risk managers.

In view of the growing demands placed on risk control, and in the interest of a clear definition of the roles and areas of authority of all units involved, the Group credit risk management and risk controlling activities have been combined and concentrated in the Strategic Risk Management service unit (previously known as Group Risk Management).

Risk controlling

The Group Risk Control department forms part of the Strategic Risk Management unit. This department acts as a central and independent risk control unit as required by the Austrian Banking Act and sets up Group guidelines for processes relating to risk management (Erste Bank Risk Rulebook). As a department independent of the business units, Group Risk Control thus ensures that all measured risks are within the limits set by the Managing Board.

The core competencies of Group Risk Control in the risk control process include the daily computation, analysis and reporting of market risks for the whole Group and the timely and continuous monitoring of credit, business and operational risks on the basis of value-at-risk. Another key function is the aggregation of all risks (market, credit, business and operational) into a measure of total bank risk (economic capital) as part of the determination of the Group's risk-bearing ability. As well, Group Risk Control allocates risk capital, puts uniform risk control standards into practice and ensures fulfilment of the relevant legal and regulatory requirements. Finally, Group Risk Control also provides regular reporting to the Managing Board based on value-at-risk.

To do justice to this broad mandate, Group Risk Control is divided into three groups that respectively concentrate on market, credit and operational risk. These sub-units each calculate value-at-risk on an ongoing basis with the help of specialised models. Their other responsibilities include the refinement and updating of the models and measurement methods employed and the rollout of the risk control process in the Group.

Risk control process

The Erste Bank Group's independent risk control process consists of four steps:

> **Risk identification** at the Erste Bank Group means the detection of all relevant risks related to banking operations. A systematic and structured approach to this task is emphasised. Aside from existing risks, potential risks also need to be identified. The aim of risk identification is the permanent, timely, rapid, complete and cost-effective capture of all individual risks that have a bearing on the target system of the Erste Bank Group. However, risk identification is concerned not only with the early detection of risks, but also the most complete possible recognition of all sources of risk.

> **Risk measurement** at the Erste Bank Group means the valuation and analysis of all quantifiable risks on the basis of value-at-risk (VaR).
The expected loss is the average amount which Erste Bank can expect to lose per year in its business activities. This represents the average annual observed historical loss over the course of an economic cycle. These foreseeable costs enter into pricing as a risk premium (standard risk costs) and must be recouped through the terms extended to customers. The expected loss thus does not pose a risk for Erste Bank as much as a "cost of doing business".
The unexpected loss (equivalent to value-at-risk) is the maximum actual loss in excess of this amount for a given observation period and a predetermined probability of occurrence (expressed in terms of a confidence level). For this unexpected loss, equity capital must be reserved as a safety buffer.
In addition, stress scenarios are defined, with the goal of quantifying the losses that may be triggered by extremely adverse, albeit highly unlikely, events. The information gained from test scenarios complements VaR results, making it easier to predict the effects of potential extreme market movements.

> **Risk aggregation** refers to the compilation of the results of value-at-risk-based risk measurement for the individual risk types (taking into account diversification effects) into an aggregate potential loss from the assumption of risk. This resulting aggregate measure is known as economic capital (representing VaR at a confidence level of 99.95% over a one-year time period). In a multi-stage process, this aggregate total potential loss from the assumption of risk (economic capital) is compared to the resources (earnings potential, reserves and equity) available to cover potential losses. At Erste Bank this is done as part of the determination of risk absorption capacity.

> **Risk reporting** at Erste Bank means continual reporting to management of the results of the various value-at-risk calculations in the individual risk types (daily VaR report by the Market Risk Control group via Erste Bank's electronic information system, monthly and quarterly reports, and risk absorption capacity calculation).

Risk types

Market risk

Fluctuation in interest rates, exchange rates, share prices and commodity prices creates market risks. Market risks derive from short-term trading (trading book) in instruments whose prices are fixed daily as well as from the traditional banking business (banking book).

Taking into account the Bank's risk-absorbing capacity and projected earnings, the Managing Board sets the aggregate limit in the Risk Committee. The aggregate limit is then allocated by the Market Risk Committee based on a recommendation from the decentralised Treasury and Investment Banking Risk Management unit. All market risk activities are assigned risk limits that, in the aggregate, are statistically consistent with the aggregate value-at-risk limit covering all market risks of Erste Bank. Limit compliance is verified at several levels: by the appropriate local risk management unit, by Treasury and Investment Banking Risk Management and also by the independent Group Risk Control unit.

A key step in limit-setting is the estimation of the potential losses that could be caused by market movements. This amount - value-at-risk - is calculated at Group level on a daily basis and relayed to the Managing Board via the electronic management information system. VaR is determined on the basis of a historical simulation using KVAR+, an internationally recognised software product. In its analysis Erste Bank uses a 99% confidence level and holding periods of one and ten days. The validity of the statistical methods applied is constantly checked by backtesting.

Extreme market situations can exert a strong influence on the value of trading positions and have extraordinary effects on trading results. The main such events are market movements that have a low probability of occurrence. Relying on purely statistical methods such as VaR to measure risk does not adequately take into account the consequences of crisis situations. For this reason Erste Bank reinforces its VaR-based risk measurement with stress testing by several methods (historical worst, extreme value theory, scenario analysis). The results of these assessments are made available to the Managing Board via the electronic management information system.

Risk ratios for market risk in the trading book and banking book (Erste Bank Group excluding Haftungsverbund savings banks)

Value-at-risk for market risk at the balance sheet date (31 December 2003) by risk-taking unit and risk type (unaudited):

in EUR million	Total	Interest	Currency	Shares	Commodity	Volatility
Erste Bank Group	30.1	28.4	1.4	5.6	0	0.4
Banking book	28.1	28.0	0.4	3.1	0	0
Hedge funds	1.8	0.0	0.0	1.8	0	0
Trading book	2.5	1.8	1.3	1.1	0	0.4

Market risk was distributed as follows at 31 December 2003:

The total value-at-risk at the 99% confidence level and for a one-day holding period was EUR 30.1 million. Market risk was EUR 28.1 million for the banking book, EUR 1.8 million for hedge funds and EUR 2.5 million for the trading portfolio.

Analysed by risk factors, EUR 28.4 million represented risk from interest rate fluctuations, EUR 1.4 million was accounted for by exchange rate movements, EUR 5.6 million of risk was associated with share price fluctuations and risk of EUR 0.4 million was generated by changes in option volatility. The difference between total risk and the sums of the individual risks is explained by diversification effects.

The market risk model approved by the Austrian Federal Ministry of Finance is used to determine the minimum regulatory capital requirements of Erste Bank AG under the Austrian Banking Act. The calculation employs the most favourable multiplier possible (3), assigned by Austria's Financial Market Authority on the basis of an appraisal by the Austrian National Bank.

Credit risk

Credit risk arises in traditional lending business (losses incurred by the default of obligors or by the need to provision assets as a result of the deteriorating credit quality of borrowers) as well as from trading in market risk instruments (counterparty risk). Country risks are recognised implicitly in the calculation of credit risk.

The task of the Group Credit Risk Control unit within the Group Risk Control department in this context is the measurement of credit risk, using a portfolio model based on value-at-risk, for the entire credit business of Erste Bank AG and the largest foreign and domestic subsidiaries. Neither the Group Risk Control department nor the Group Credit Risk Control unit is involved in the operational credit decisions. That responsibility falls entirely to the three decentralised credit risk management units (Group Credit Risk Reporting, Credit Risk Management International and Credit Risk Management/CE).

Credit value-at-risk is calculated based on the CreditMetrics methodology using CreditManager software. Measurement is based on confidence levels of 95% and 99.95% (as in total bank risk management calculation of risk-absorption capacity) and a risk horizon of one year. The central risk drivers in the portfolio model – the probabilities of default and transitional probabilities for each customer segment – are determined based on the Group's own rating history and used in the calculation of credit value-at-risk.

Operational risk

When the Basle consultation paper (Basle II) was published in January 2001 it became clear that banks would have to deal much more systematically and rigorously with the issue of operational risk. In the past few years progress has been made towards arriving at a uniform definition of operational risk. The definition used by Erste Bank is in line with the Basle consultation paper.

At Erste Bank, operational risk is thus understood to be the risk of losses arising from the inadequacy or failure of internal processes or systems, human factors or external events. In keeping with current practice at most international banks, the line management is responsible for operational risks.

As early as March 2000 a project was started for the first group-wide identification and measurement of operational risks. It was completed in April 2001 with the implementation of a model for calculating operational risk in value-at-risk terms. The model is predicated on internal loss experience data collected retroactively to 1 January 1998. Since June 2001 the business units report losses monthly to the Group Operational Risk Control unit. The proper transmission of loss reports is verified by the Internal Audit department. Furthermore, data pooling and the related recording of loss data in a central data base at the Sparkassenprüfungsverband (Savings Bank Auditing Agency) were extended to take in the whole savings bank sector. External data and scenarios are also used in order to factor in losses which have not occurred before but are nevertheless possible.

In collaboration with the Security Organisation unit, the groundwork was laid for qualitative risk assessment. This type of evaluation is to continue in 2004. Another high priority this year, aside from the rollout in the Erste Bank Group, will be the refinement of the qualitative assessments. Based on the qualitative information obtained, a potential further step would be to develop risk management instruments to support line management in making decisions aimed at reducing operational risk.

Last year a captive insurance company was established that began operation at the beginning of 2004. The intent is to reduce expenses for the Group's traditional property and casualty insurance needs and use the freed-up resources to purchase additional insurance for as yet uninsured bank-specific risks. Potential economies on the one hand and additional insurance cover on the other, without an increase in cost, are to be achieved by retaining part of the losses in a captive reinsurance firm, thus permitting diversification of risk in the Group.

Business risk (fixed-costs risk)

Business risk, or fixed-costs risk, is defined by Erste Bank as the risk that an unexpected decline in revenues will lead to a loss because of the inflexibility of fixed costs. Known also as operating leverage risk, business risk thus reflects the degree of volatility of the major income and expense items in Erste Bank's contribution margin accounting. Such unexpected fluctuations in income may be caused by changes in competitive conditions or customer behaviour or by technological advances.

Controlling Erste Bank's overall risk

It follows from the formula for risk-absorption capacity that the objective of risk-adjusted performance measurement must be to ensure the credit institution's sustained solvency. The central instrument for securing the solvency of Erste Bank AG is the calculation of risk-absorption capacity. In this computation, the value-at-risk resulting from the different risk types is aggregated to arrive at the total potential loss from the assumption of risk (economic capital) and this loss potential is then compared in a multiple-stage process to the resources (earnings potential, reserves and equity) available to cover these potential losses. Aside from the risk actually measured, a safety buffer and the existing risk limits are also taken into account on a value-at-risk basis. The point of this comparison is to determine the extent to which the bank is in a position to absorb potential unexpected losses (calculation of the risk-absorbing capacity). Risk-absorption capacity thus represents a limit for aggregate risk activities at Erste Bank. Based on the bank's measured ability to absorb risk, the Managing Board establishes an aggregate bank limit at the quarterly Risk Committee meeting.

The measure of risk used to calculate this aggregate bank limit is the economic capital that the bank must hold in order to cover its risk. This economic capital is defined as the minimum capital necessary on an annual basis to cover unexpected losses at a confidence level of 99.95%, which is derived from the default probability of Erste Bank's target rating. The objective of calculating this figure is to determine the amount of capital needed in order to ensure Erste Bank's solvency (the going concern principle) even in extreme loss scenarios. This figure also allows for comparative measurement and aggregation of all risks. In parallel with this approach based on economic capital, for information purposes the risk-absorption capacity is also calculated at a much lower confidence level of 95% and conveyed to the management.

Erste Bank AG's aggregate risk by risk type (unaudited):

Allocation of economic capital (99.95% confidence level) at 31 December 2003:


66.4%
Credit risk
17.6%
Operational risk from credit risk
14.6%
Operational risk
1.4%
Market risk

Risk-adjusted performance measurement (RAPM) and shareholder value added

Building on this calculation of risk throughout the bank based on value-at-risk for the different types of risk, Erste Bank can use the economic capital determined for each business area as the crucial component in the calculation of risk-adjusted return on economic capital (ROEC). This figure compares all revenue with the risk that is taken in generating it, using economic capital as the measure of risk. As part of measuring risk-adjusted performance, a comparison is drawn between the results of marginal costing based on regulatory capital and the results based on economic capital.

Return on economic capital is determined for each business unit. This extends the existing controlling tools, such as marginal costing, by also making available to management the information it needs to view the entire bank through the lens of risk-return ratios. Going beyond the determination of regulatory capital adequacy, this also lays the foundation for risk-efficient capital allocation based on risk-adjusted performance measurement (RAPM). Thus, economic capital and ROEC combine risk limitation aimed at preserving the Bank's solvency (going concern principle) with active risk and capital management geared to increasing Erste Bank's enterprise value for its shareholders (adding shareholder value).

Decentralised risk management

The decentralised Treasury and Investment Banking Risk Management group within Treasury is responsible for the day-to-day control of the market risk associated with trading activities. It oversees market risk limits and counterparty limits. Other key duties include risk reporting, supporting the trading desk, legal support, testing of new products and – in co-ordination with Group Risk Control – market risk management.

The Treasury unit is also where market risks relating to the banking book are measured. The Balance Sheet Management group submits monthly reports to the Asset Liability Committee (ALCO) on the Erste Bank Group's interest rate risk, to be used as a basis for adjusting risks arising from balance sheet imbalances.

The responsibility for operational credit risk management rests with two units: Credit Risk Management Austria/CE and Credit Risk Management International. Depending on their requirements, foreign branches and subsidiaries either have their own risk management units or are covered by the appropriate decentralised risk management unit of Erste Bank AG (e.g. Treasury and Investment Banking Risk Management).

Erste Bank Risk Rulebook

The procedures relating to risk management at Erste Bank are set out in the Erste Bank Risk Rulebook, which is binding for the entire Group. The purpose of the Rulebook is twofold: to minimise operational risks and to create a standard for the uniform collection of data on market and credit risk activities. The key directives of the Rulebook are consistent with commonly applied international standards. Current developments both in Austria and abroad, particularly amid the new capital regulations for banks under Basle II, are also taken into account in the ongoing adaptation of the Rulebook and are swiftly incorporated into Group practices.

Based on this central, uniform set of rules in use group-wide, local risk manuals are drawn up by the individual decentralised risk management units in order to reflect national variation in legal and other conditions. The Group's Internal Audit department audits compliance of local practices and local risk manuals with the Rulebook.

Basle II

In order to fulfil the requirements of the new capital adequacy regulations (Basle II/Brussels), a dedicated Basle II programme was set up within the Erste Bank Group. Its technical direction is provided by the Strategic Risk Management unit.

Advanced approaches to measuring credit, market and operational risk

Erste Bank AG is an active participant in the consultation process shaping the new capital adequacy regulations for banks. Erste Bank's goal is to qualify for advanced approaches when the new provisions enter into force.

For credit risk, Erste Bank seeks to apply the Advanced IRB Approach in the retail segment and the Foundation IRB Approach in all other Basle segments. For the measurement of market risk in the trading book, an internal model approved by the Austrian Financial Market Authority is already in place, and the model for measuring interest rate risk in the banking book already satisfies the Basle requirements to a large extent. In the area of operational risk, Erste Bank is working to qualify for an Advanced Measurement Approach (loss distribution approach) when the new provisions take effect.

Qualification for the Foundation IRB Approach and Advanced Measurement Approach (loss distribution approach) is expected to have a corresponding beneficial effect on the regulatory capital requirements of the Erste Bank Group.

Rating systems

In 2003 the optimisation of existing systems and development of new standardised rating methods remained the central focus.

Some completed components were tested operationally in 2003 and are now integrated in the quality assurance process.

Further progress was made in implementing the appropriate components group-wide in the functional and banking subsidiaries.

Credit risk

The credit risk stated at their carrying amounts at 31 December 2003:

in EUR million	Total loans and advances to credit institutions and customers (incl. fixed-income securities)	Guarantees/ letters of credit	Total 31 Dec 2003	Total 31 Dec 2002
Banking and insurance	37,303	1,943	39,246	32,638
Consumers	20,657	103	20,760	18,416
Public administration, social security	17,220	554	17,774	17,191
Manufacturing	6,269	1,373	7,642	7,708
Real estate	9,952	630	10,582	10,522
Retail	6,711	522	7,233	7,392
Construction	3,269	827	4,096	4,321
Hotels and restaurants	2,707	199	2,906	2,954
Transport and communication	2,478	371	2,849	2,868
Energy and water supply	1,680	191	1,871	1,879
Other	5,230	242	5,472	6,138
Total	**113,476**	**6,955**	**120,431**	**112,027**

The total comprises loans and advances to credit institutions and customers, fixed-income securities held in the trading portfolio, as investments available for sale and as financial investments (held to maturity), and off-balance-sheet credit risks.

The changes in risk provisions are explained in Notes 15 and 30.

Interest rate risk

Interest rate risk is the risk of adverse change in the fair value of financial instruments caused by movement in market interest rates. This type of risk arises when mismatches exist between assets and liabilities (including off-balance-sheet items) in respect of their maturities or of the timing of interest rate adjustments.

In order to identify interest rate risk, all financial instruments, including transactions not recognised in the balance sheet, are grouped in order of maturity bands according to their remaining term to maturity or to an interest rate adjustment.

The following tables list the open fixed-income positions held by the Erste Bank Group in the three currencies that carry significant interest rate risk: the euro, Czech koruna and Slovak koruna.

Only those open fixed-income positions are shown which are not allocated to the trading book. Positive values indicate fixed-income risks on the asset side, i.e. a surplus of asset items; negative values represent a surplus on the liability side.

Open fixed-income positions not assigned to the trading book (unaudited):

in million	1-3 years	3-5 years	5-7 years	7-10 years	over 10 years
Fixed-interest gap in EUR positions at 31 December 2003	(2,292.0)	(220.2)	3,305.6	1,243.3	878.0
Fixed-interest gap in CZK positions at 31 December 2003	(20,771.8)	(20,923.8)	14,090.5	15,969.9	8,372.7
Fixed-interest gap in SKK positions at 31 December 2003	(3,863.7)	5,311.8	1,088.6	10,148.9	245.5

Hedging

The goals of market risk management for the banking books of the Erste Bank Group are to optimise the risk position while taking into account the economic environment, competitive situation, market value risk and effect on net interest income; to maintain an adequate liquidity position for the Group; and to centrally manage all market risks inherent in the banking book via the Group's Asset Liability Committee.

In keeping with the goals of risk management, hedging activities focus on the two main control variables – net interest income and market value risk. Two kinds of instruments are available with which to manage these variables: Cash flow hedges are used to stabilise interest rate risk and fair value hedges are employed to reduce market value risk.

Fair value hedges are currently used to turn fixed-income or structured transactions into variable-income transactions. The current policy on debts evidenced by certificates is to use fair value hedges to convert those issues that are not money-market-linked into issues that are. Additional fair value hedges were set up for a portion of the syndicated loan portfolio, for a small number of fixed-interest loans and deposits and for a small portion of liabilities with no defined period of fixed interest rates according to the funds transfer pricing guidelines.

Interest rate swaps are the main instruments used for these fair value hedges. Particularly when issues are involved, cross currency swaps, swaptions, caps, floors and other options are also used to hedge fair value.

Cash flow hedges are used for two objectives: to turn money-market-linked transactions into fixed-interest transactions so as to reduce interest rate risk, and to hedge anticipated foreign-currency interest income against exchange rate risk. Cash flow hedges were thus employed in 2003 to convert some of the revolving money market assets and liabilities into fixed-interest transactions and to hedge the expected income from the Group's international units.

Interest rate swaps were the only instruments used to hedge interest cash flows. Currency risk was hedged with spot transactions.

44) Total volume of unsettled derivatives as of 31 December 2003

	Nominal amount by remaining maturity				Fair value	
in EUR million	< 1 year	1-5 years	> 5 years	Total	Positive	Negative
Interest rate contracts						
OTC products						
- Interest rate options						
Purchase	4,305	4,147	3,013	11,466	308	(7)
Sell	4,379	5,468	4,685	14,532	12	(362)
- Interest rate swaps						
Purchase	87,390	33,297	19,977	140,664	4,422	266
Sell	93,695	31,094	14,735	139,524	371	(4,162)
- FRA's						
Purchase	18,014	2,047	-	20,061	9	2
Sell	16,014	2,108	-	18,122	4	(8)
Listed products						
- Futures						
Purchase	570	97	25	691	1	-
Sell	976	474	317	1,767	-	-
- Interest rate options						
Purchase	447	-	120	567	-	-
Sell	704	-	-	704	-	-
Currency contracts						
OTC products						
- Currency options						
Purchase	5,144	82	-	5,227	54	-
Sell	4,939	84	-	5,023	-	(48)
- Currency swaps						
Purchase	26,635	1,278	897	28,811	804	(485)
Sell	24,784	1,272	849	26,904	556	(656)
Listed products						
- Futures						
Purchase	464	-	-	464	1	(1)
Sell	33	-	-	33	-	-
- Currency options						
Purchase	-	-	-	-	-	-
Sell	-	-	-	-	-	-
Precious metal contracts						
OTC products						
- Precious metal options						
Purchase	8	-	-	8	-	-
Sell	8	-	-	8	-	-
Listed products						
- Futures						
Purchase	14	-	-	14	-	-
Sell	-	-	-	-	-	-
- Precious metal options						
Purchase	-	-	-	-	-	-
Sell	-	-	-	-	-	-

in EUR million	Nominal amount by remaining maturity < 1 year	1-5 years	> 5 years	Total	Fair value Positive	Negative
Securities-related transactions						
OTC products						
- Stock options						
Purchase	25	28	30	83	32	(2)
Sell	43	124	17	184	2	(4)
Listed products						
- Futures						
Purchase	148	-	-	148	-	-
Sell	42	-	-	42	-	-
- Stock options						
Purchase	37	-	-	37	2	-
Sell	243	-	-	243	-	(5)
Total	**289,060**	**81,600**	**44,666**	**415,326**	**6,578**	**(5,471)**
Thereof OTC products						
Purchase	141,520	40,880	23,918	206,318	5,630	(226)
Sell	143,862	40,149	20,286	204,298	945	(5,239)
Thereof listed products						
Purchase	1,680	97	145	1,922	3	(1)
Sell	1,997	474	317	2,788	-	(6)

45) Fair value of financial instruments

In the table below the fair values (unaudited) of the balance sheet items are compared with their carrying amounts.

The fair value is the amount for which a financial instrument could be exchanged or settled between knowledgeable, willing parties in an arm's length transaction. Market prices were used in measurement where available.

Otherwise, internal valuation models were applied, in particular the present value method.

in EUR million	at 31 Dec 2003 Fair value	Carrying amount	at 31 Dec 2002 Fair value	Carrying amount
Assets				
Cash and balances with central banks	2,549	2,549	3,181	3,181
Loans and advances to credit institutions	13,149	13,140	15,519	15,492
Loans and advances to customers	68,187	67,766	65,270	64,435
Risk provisions	(2,772)	(2,772)	(2,983)	(2,983)
Trading assets	5,259	5,259	3,487	3,487
Investments available for sale	7,379	7,379	6,736	6,736
Financial investments	26,830	26,454	23,107	22,572
Derivatives in banking book (other assets)	548	548	712	712
Liabilities				
Amounts owed to credit institutions	25,733	25,704	26,480	26,425
Amounts owed to customers	65,034	64,839	61,868	61,308
Debts evidenced by certificates	16,944	16,944	14,191	14,191
Trading liabilities (other liabilities)	922	922	657	657
Subordinated capital	3,538	3,538	3,387	3,387
Derivatives in banking book (other liabilities)	514	514	747	747

46) Contingent liabilities and other obligations

in EUR million	at 31 Dec 2003	at 31 Dec 2002
Contingent liabilities	7,068	5,918
- from guarantees and warranties	6,955	5,809
- Other	113	109
Other obligations	15,926	14,972
- Undrawn credit and loan commitments, promissory notes	15,047	13,549
- Amounts owed resulting from repurchase agreements	328	1,063
- Other	551	360

Like many Austrian credit institutions, Erste Bank AG had to deal with the consumer protection issue raised by the former sliding interest rate clause. Although as of 2003 the Supreme Court had not yet ruled on critical legal aspects of this matter, Erste Bank has for years been studying the claims filed and is reaching settlements with its individual customers by evaluating each customer claim. In 2003 Erste Bank joined an agreement of the Savings Banks Association with consumer protection organisations and the federal ministry responsible for consumer protection.

Concerning the "rounding rule" related to this issue, Austria's Supreme Court has ruled in suits filed against other banks that the practice of rounding up to the nearest one-eighth which is applied in the current sliding interest rate clause in consumer loan agreements is not permissible. Erste Bank has already decided to apply what it has learned from these rulings by issuing the appropriate refunds and making interest rate adjustments.

As long ago as 2002 Erste Bank filed an appeal in the European Court of First Instance against the decision of the European Commission, which had imposed fines in 2002 on eight Austrian banks (including Erste Bank) for entering into illicit antitrust arrangements in the period from 1995 to 1998. The case is still pending and is not likely to be settled until 2005 at the earliest. Erste Bank made sufficient provisions for this case in its 2002 financial statements.

In preparation for the eastward enlargement of the European Union, the European Commission is screening state assistance granted by the governments of the accession countries in the past with respect to its conformity with EU standards for the period after the accession date of 1 May 2004. The European Commission's examination of the restructuring of the Czech Republic's Česká spořitelna, a.s. was completed on 28 January 2004. Its conclusion was favourable: The European Commission found that the restructuring measures conform to the EU standards. The corresponding inquiries concerning Slovenská Sporiteľňa, a.s. in the Slovak Republic and Postabank és Takarékpénztár Rt. of Hungary will probably be completed before May 2004. Based on present information, these inquiries are not likely to have negative consequences for Erste Bank or the banking subsidiaries in question.

Česká spořitelna remains involved in a lawsuit concerning ownership of a number of buildings used in its operations.

Certain assertions made by an Austrian competitor at the end of 2003 to the Austrian Financial Market Authority and to the Austrian Federal Competition Authority allege that Section 30 (2a) of the Austrian Banking Act conflicts with European law and that the form of the Haftungsverbund Agreement between Erste Bank and the other participating Austrian savings banks does not comply with European and/or national law. Section 30 (2a) of the Act has the effect that the Haftungsverbund Agreement existing between Erste Bank and the other members qualifies as a banking group.

At present the Cartel Court (on request from the Federal Competition Authority and the competitor) is reviewing the question of the applicability of European competition law to the co-operation between Erste Bank and the participating savings banks under the Haftungsverbund Agreement. Under national competition law, explicit exemptions apply to the co-operation of members of a banking group within the meaning of Section 30 (2a) Austrian Banking Act. However, the petitioning parties claim that the Haftungsverbund Agreement has effects on trade between Austria and the EU member states and thus falls under Article 81 of the EC Treaty, although to date no decisions exist on this type of co-operation. In the opinion of Erste Bank, these inquiries will conclude that the form of Erste Bank's Haftungsverbund Agreement is in full compliance with all applicable national and EU laws and that the co-operation of Erste Bank with the participating savings banks complies with the current regulations.

This banking group constitutes the basis for Erste Bank's legally required consolidation of the qualifying capital (under Section 24 Austrian Banking Act) and of the risk-weighted assets (under Section 22 of the Act) of the Haftungsverbund members.

The Financial Market Authority completed its review of the complaint with the conclusion that it will continue to apply Section 30 (2a) of the Austrian Banking Act. The Financial Market Authority also confirmed that the Haftungsverbund Agreement of Erste Bank and the participating savings banks qualifies as a banking group.

——— The Haftungsverbund-related consolidation of the qualifying capital of member savings banks made a difference of about 55 basis points (0,55%) in the Tier 1 ratio of the Erste Bank Group upon first consolidation in September 2002. Even without inclusion of the Haftungsverbund savings banks, the legal minimum requirements for regulatory capital are fully met.

——— Numerous lawsuits are pending against Postabank és Takarékpénztár Rt. (Postabank), the institution acquired by Erste Bank in 2003, and some additional legal proceedings against Postabank have been threatened. In the course of due diligence before acquiring Postabank, Erste Bank examined these proceedings and the provisions formed for them. Moreover, by obtaining a corresponding guarantee in the purchase agreement from the seller, the Hungarian government, Erste Bank ensured that any risks from threatened or as yet unknown litigation against Postabank that exceed a specified amount would be assumed by the seller.

——— In 2003, in connection with the financial collapse at the end of the 1980s of the WEB-IMMAG conglomerate of real estate finance companies in Salzburg, Austria, a trial court passed criminal judgements against three former managers of Salzburger Sparkasse. The verdicts are subject to appeal. The three retired managers were charged with being accessories to acts of embezzlement committed by the individuals responsible at the WEB-IMMAG conglomerate, who were already convicted by the court of last instance. At the beginning of 2004, former WEB-IMMAG investors brought a civil suit against Salzburger Sparkasse in reference to these appealable sentences, claiming alleged damages.

——— Under the savings bank collective agreement and a shop agreement for Erste Bank, until 1998 Erste Bank paid pension contributions for about 2,000 of 5,000 employees additional to the contributions under the public pension plan. Together with the public pension plan, these contributions brought pension benefits up to as much as 85% of pensionable final pay.

——— In accordance with the Pension Fund Act, Erste Bank as of 31 December 1998 transferred its pension obligations to a pension fund and thus converted the defined-benefit pension plan into a defined-contribution plan. In connection with this conversion, Erste Bank made payments to the pension fund for the purpose of maintaining benefit levels for plan beneficiaries, based on the assumption of a specified level of investment performance. The Austrian savings banks followed this example in 1999, shifting their pension obligations to an external fund under the terms of a collective agreement.

——— Given the capital market performance in the years from 2000 to 2002, the projected pension benefit levels could not be reached. This affected especially those employees who retired during or shortly after this period or who plan to retire soon. The Austrian Trade Union Federation (ÖGB), the Union of Salaried Private Sector Employees (GPA), therefore filed a suit with the Austrian Supreme Court in 2003 against the outward transfer of pension obligations by the savings banks group.

——— In parallel with this lawsuit, an amendment to the Pension Fund Act entered into force in August 2003 that allowed the transfer of the funds for future benefits of the pension fund's prospective and current beneficiaries from higher-risk sub-funds into sub-funds with low investment risk, at a flat rate of taxation on the transferred amounts. The Erste Bank Group offered its employees and pensioners this switch combined with a one-time, age-dependent additional payment on condition that the recipients waive the right to sue. This offer was valid until 30 November 2003. Given the high rate of acceptance of the offer Erste Bank believes it to be highly unlikely that the suit brought by the ÖGB and GPA will have a material effect on the financial position of Erste Bank.

——— As well, both Erste Bank and some subsidiaries are involved in legal disputes of a nature typically encountered during the conduct of ordinary business activities. It is currently unlikely that these legal proceedings will have a material negative impact on the financial position or the results of operations of Erste Bank, as either appropriate provisions have already been made, or Erste Bank has rights of recourse, or the cases in question are of insignificant magnitude in the aggregate.

47) Breakdown of remaining maturities as of 31 December 2003

in EUR million	On demand	Up to 3 months	3 months -1 year	1-5 years	> 5 years
Loans and advances to credit institutions	915	9,355	1,648	876	347
Loans and advances to customers	5,531	7,782	8,690	19,365	26,397
Securities held in the trading portfolio	487	771	826	1,380	1,796
Securities held as investments available for sale	565	730	301	1,355	4,429
Securities held to maturity	20	1,045	2,718	9,323	6,766
Total	**7,518**	**19,682**	**14,182**	**32,299**	**39,735**
Amounts owed to credit institutions	2,028	19,246	2,212	893	1,325
Amounts owed to customers	23,282	11,305	9,986	10,253	10,013
Debts evidenced by certificates	167	2,072	694	7,186	6,825
Subordinated capital	35	150	61	509	2,782
Total	**25,512**	**32,772**	**12,952**	**18,842**	**20,946**

Events after the balance sheet date

_____ On 27 November 2003 the sale of the property and casualty insurance division of insurance firm Pojistovna CS (in which Česká spořitelna held 55% and s Versicherung 45%) to Kooperativa pojistovna a.s. was contractually agreed.

_____ The sale price was set at CZK 4.1 billion, subject to an increase or decrease of up to 10% depending on the 2003 financial statements of Pojistovna CS.

_____ The sale closed in January 2004 after the required approvals were obtained and the audited financial statements examined.

_____ On 27 January 2004 the ownership structure of Erste & Steiermärkische banka d.d. (Croatia) changed as planned: Steiermärkische Bank und Sparkassen AG increased its interest in Erste & Steiermärkische banka by 2.4 percentage points through a voluntary tender offer to minority shareholders and by 17.5 percentage points through a share purchase from Erste Bank, to a new total of 35.0%. The purchase price of a total of EUR 47.5 million paid by Steiermärkische Bank und Sparkassen AG has no direct effect on the income statement of the Erste Bank Group as this represented an intercompany transaction.

_____ On 3 March 2004 the Slovak government decided to sell the 10% of Slovenská sporiteľňa a.s. (SLSP) which it still owned by the government. The sale is being carried out under a put option that had been agreed between the Slovak finance ministry and Erste Bank when Slovenská sporiteľňa was first privatised. This purchase raises Erste Bank's ownership interest in Slovenská sporiteľňa from 70.01% to 80.01%. The purchase price of EUR 72 million for the new tranche is based on an independent appraisal by an investment bank. The transaction is expected to close by the end of April.

_____ As part of a tax reform taking effect in 2005, the Austrian government plans to lower the corporation tax rate from the present level of 34% to 25%. As the reform package also calls for changes in the tax base and new rules for the taxation of groups that have not yet received final approval, it is too early to predict the overall effect on the Erste Bank Group.

48) Boards of Erste Bank der oesterreichischen Sparkassen AG

Supervisory Board

Heinz Kessler President First Vice President - from 6 May 2003	from 3 September 2003 Retired former CEO of Nettingsdorfer Papierfabrik AG
Herbert Schimetschek President	until 31 August 2003 President of the General Council of the Austrian National Bank
Klaus Braunegg First Vice President	from 3 September 2003 Attorney at law
Karl Korinek First Vice President	until 6 May 2003 President of the Austrian Constitutional Court
Theresa Jordis Second Vice President	from 3 September 2003 Attorney at law
Dietrich Blahut	Businessman
Dirk Bruneel	until 9 October 2003 Member of the Executive Committee of the Dexia Group (Belgium)
Elisabeth Gürtler	Businesswoman Member of the Management Board of the Austrian Hotel Association
Wolfgang Houska	Businessman
Werner Hutschinski	General manager of A. Sochor & Co GmbH
Dietrich Karner	Chief Executive Officer of Generali Holding Vienna AG
Josef Kassler	Chief Executive Officer of Steiermärkische Bank und Sparkassen AG President of the Austrian Savings Banks Association
Lars-Olof Ödlund	Chief Advisor of FöreningsSparbanken AB
Axel Freiherr von Ruedorffer	until 6 May 2003 Member of the Managing Board of Commerzbank Aktiengesellschaft (Germany)
Hubert Singer	Chief Executive Officer of Dornbirner Sparkasse AG
Georg Winckler	Rector of the University of Vienna Professor of Economics at the University of Vienna

Representatives of the Staff Council

Günter Benischek
Chairman of the Central Staff Council

Bertram Mach
until 11 November 2003
Deputy Chairman of the Central Staff Council

Erika Hegmala
Second Deputy Chairwoman of the Central Staff Council

Ilse Fetik
Member of the Central Staff Council

Joachim Härtel
Member of the Central Staff Council

Anton Janku
Member of the Central Staff Council

Elfriede Junger
until 13 May 2003
Member of the Central Staff Council

Christian Havelka
Member of the Central Staff Council

Representatives of the Supervisory Authority

Robert Spacek
Senate Councillor, State Commissioner

Peter Pillmeier
Deputy Municipal Director, Deputy State Commissioner

Managing Board

Andreas Treichl
Chairman

Elisabeth Bleyleben-Koren
Vice Chairwoman

Reinhard Ortner
Member

Franz Hochstrasser
Member

Erwin Erasim
Member

André Horovitz
Member

49) Details of the companies of the Erste Bank Group at 31 December 2003

Companies of the Erste Bank Group

The reported equity and earnings figures were generally prepared in accordance with IFRS and may therefore differ from the financial statements of the individual companies prepared according to local reporting policies.

The net income reported is equivalent to net income/loss after tax (but before allocations to reserves), in the case of tax affiliations to net income before tax.

Company name, domicile	Interest in %	Shareholders' equity in EUR million	Net income in EUR million	Profit transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
1. Credit institutions						
Allgemeine Sparkasse Oberösterreich Bankaktiengesellschaft, Linz (Group)	26.9%	317.8	38.4		31 Dec 2003	V*
Bausparkasse der österreichischen Sparkassen Aktiengesellschaft, Vienna	100.0%	123.1	24.6	X	31 Dec 2003	V
Česká spořitelna a.s., Prague (Group)	97.9%	963.8	240.4		31 Dec 2003	V
Die Erste & Constantia Beteiligungsfonds Aktiengesellschaft, Vienna	100.0%	17.1	(0.9)	X	31 Dec 2003	V
Erste Bank (Malta) Limited, Sliema	100.0%	111.0	6.0		31 Dec 2003	V
Erste Bank Hungary Rt., Budapest (Group)	99.6%	90.1	14.4		31 Dec 2003	V
Erste Financial Products Ltd., London	100.0%	26.8	5.4		31 Dec 2003	V
ERSTE-SPARINVEST Kapitalanlagegesellschaft m.b.H., Vienna	84.3%	11.7	23.1	X	31 Dec 2003	V
Erste & Steiermärkische banka d.d., Rijeka	77.3%	209.7	29.9		31 Dec 2003	V
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	3.1%	32.4	8.2		31 Dec 2002	E*
Intermarket Bank AG, Vienna	22.2%	19.5	2.2		31 Dec 2003	E
Investkredit Bank AG, Vienna (Group)	11.3%	487.2	46.8		31 Dec 2002	A
Kapital-Beteiligungs Aktiengesellschaft, Vienna	15.0%	8.7	0.2		30 Sep 2003	A
Kärntner Sparkasse Aktiengesellschaft, Klagenfurt (Group)	25.0%	214.6	15.3		31 Dec 2003	V*
Niederösterreichische Kapitalbeteiligungsgesellschaft m.b.H., Vienna	30.0%	2.9	0.2		30 Sep 2003	E
Niederösterreichische Kreditbürgschaftsgesellschaft m.b.H., Vienna	25.0%	6.5	0.0		31 Dec 2002	E
Prvá stavebná sporiteľňa, a.s., Bratislava	32.0%	203.4	19.1		31 Dec 2003	E
Postabank és Takarékpénztár Rt., Budapest	99.9%	118.2	(21.3)		31 Dec 2003	V
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna (Group)	12.9%	259.6	20.1		31 Dec 2003	A
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	18.8%	27.2	1.5		31 Dec 2003	A
s Wohnbaubank AG, Vienna (Group)	90.9%	29.9	4.1	X	31 Dec 2003	V
Salzburger Sparkasse Bank Aktiengesellschaft, Salzburg	98.7%	161.6	4.0	X	31 Dec 2003	V
Slovenská sporiteľňa a.s., Bratislava	70.0%	376.5	66.3		31 Dec 2003	V
"Spar-Finanz"-Investitions- und Vermittlungs-Aktiengesellschaft, Vienna	50.0%	3.8	0.1		31 Dec 2002	E

1 Profit transfer agreement with Erste Bank AG
2 V .... Full consolidation pursuant to the provisions of Austrian company law
V* .... Full consolidation as a result of the Haftungsverbund Agreement
E .... Reported at equity pursuant to the provisions of Austrian company law
E* .... Reported at equity as a result of the Haftungsverbund Agreement
A .... Stated at cost

Company name, domicile	Interest in %	Share-holders' equity in EUR million	Net income in EUR million	Profit transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
Sparkasse Bregenz Bank Aktiengesellschaft, Bregenz	43.7%	27.8	1.8		31 Dec 2003	V*
Sparkasse Hainburg-Bruck-Neusiedl Aktiengesellschaft, Hainburg	75.0%	28.0	3.3	X	31 Dec 2003	V
Sparkasse Kremstal-Pyhrn Aktiengesellschaft, Kirchdorf	24.1%	31.9	3.7		31 Dec 2003	V*
Sparkasse Mühlviertel-West Bank Aktiengesellschaft, Rohrbach	40.0%	35.2	3.0		31 Dec 2003	V*
Sparkasse Voitsberg-Köflach Bankaktiengesellschaft	6.3%	24.2	0.4		31 Dec 2003	V*
Steiermärkische Bank und Sparkassen Aktiengesellschaft, Graz (Group)	25.0%	559.5	41.7		31 Dec 2003	V*
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck, Innsbruck (Group)	74.7%	149.8	1.2		31 Dec 2003	V
2. Financial institutions						
CDI-Erste Central Europe Holding Ges.m.b.H., Düsseldorf (Group)	100.0%	(0.2)	(0.3)		31 Dec 2003	V
EBV-Leasing Gesellschaft m.b.H. & Co. KG., Vienna	100.0%	5.6	1.5		31 Dec 2003	V
Erste Securities Polska S.A., Warsaw (Group)	100.0%	3.2	0.1		31 Dec 2003	V
Erste Securities Zagreb d.o.o., Zagreb	98.9%	1.1	0.2		31 Dec 2003	V
IMMORENT Aktiengesellschaft, Vienna (Group)	100.0%	331.2	46.8	X	31 Dec 2003	V
Neue Eisenstädter gemeinnützige Bau-, Wohn- und Siedlungsgesellschaft m.b.H., Eisenstadt	49.8%	1.8	0.1		31 Dec 2002	A
Österreichisches Volkswohnungswerk Gemeinnützige Gesellschaft mit beschränkter Haftung, Vienna	100.0%	25.5	2.9		31 Dec 2002	A
s Autoleasing GmbH, Vienna	100.0%	0.0	0.0		31 Dec 2003	V
"Wohnungseigentümer" Gemeinnützige Wohnbau-gesellschaft m.b.H., Mödling	26.0%	13.7	2.5		31 Dec 2002	A
3. Others						
ARWAG Holding- Aktiengesellschaft, Vienna (Group)	19.2%	42.1	3.2		31 Dec 2002	A
AVS Beteiligungsgesellschaft m.b.H., Innsbruck	51.0%	77.7	(0.9)		31 Dec 2003	V
BMG-Warenbeschaffungsmanagement GmbH, Vienna	55.9%	0.0	0.0		31 Dec 2003	V
BVP-Pensionskassen Aktiengesellschaft, Vienna	19.0%	11.3	0.0		31 Dec 2002	A
BVP-Pensionsvorsorge-Consult G.m.b.H., Vienna	19.0%	0.3	0.0		30 Jun 2003	A
Capexit Private Equity Invest AG, Vienna (Group)	93.9%	7.7	(0.8)		31 Dec 2003	V
CSSC Customer Sales Service Center GmbH, Vienna	46.9%	0.0	0.0		31 Dec 2003	V*
Donau Allgemeine Versicherungs-Aktiengesellschaft, Vienna	8.1%	119.0	23.1		31 Dec 2002	A
EB-Beteiligungsservice GmbH, Vienna	100.0%	0.0	0.0	X	31 Dec 2003	V
EB-IT-Erste Bank Informations-Technologie Ges.m.b.H., Vienna	100.0%	0.0	0.0	X	31 Dec 2003	V
EB-Malta-Beteiligungen Gesellschaft m.b.H., Vienna	100.0%	117.2	4.7		31 Dec 2003	V
EB-Restaurantsbetriebe Ges.m.b.H., Vienna	100.0%	0.1	0.0	X	31 Dec 2003	V
EB-Touristik Unternehmensbeteiligungs GmbH, Vienna	100.0%	3.5	(7.1)		31 Dec 2003	V
ecetra Internet Services AG, Vienna (Group)	100.0%	17.8	(7.4)		31 Dec 2003	V
ECO Unternehmensbeteiligungs-GmbH, Vienna	100.0%	10.5	(1.0)		31 Dec 2003	V
Erste Bank Beteiligungen Gesellschaft m.b.H., Vienna	100.0%	81.3	(2.0)		31 Dec 2003	V
Erste Reinsurance S.A., Luxemburg	100.0%	15.0	0.0		31 Dec 2003	V
Erste Wiener Hotel-Aktiengesellschaft, Vienna	35.2%	20.1	(1.0)		31 Dec 2002	E
GESCO Gesellschaft für Unternehmenscommunication GmbH, Vienna	55.9%	2.4	0.3		31 Dec 2003	V

Company name, domicile	Interest in %	Shareholders' equity in EUR million	Net income in EUR million	Profit transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
Industriegrundstücks-Verwaltungsgesellschaft m.b.H., Vienna	100.0%	8.5	0.1		31 Dec 2003	V
Informations-Technologie Austria GmbH, Vienna	25.9%	26.3	0.3		31 Dec 2003	E
OM Objektmanagement GmbH, Vienna (Group)	100.0%	85.0	8.6	X	31 Dec 2003	V
s Haftungs- und Kundenabsicherungs GmbH, Vienna	62.6%	0.2	0.0		31 Dec 2003	V
s Immobilienfinanzierungsberatung GmbH, Vienna	73.1%	(3.1)	(1.9)		31 Dec 2003	V
S REAL Holding GmbH, Vienna (Group)	100.0%	0.9	0.1		31 Dec 2003	V
SPARDAT Sparkassen-Datendienst Gesellschaft m.b.H., Vienna	73.4%	3.5	1.7		31 Dec 2003	V
Sparkassen Versicherung Aktiengesellschaft, Vienna (Group)	61.9%	141.7	17.5		31 Dec 2003	V
Sparkassen Zahlungsverkehrabwicklungs GmbH, Linz	40.0%	0.4	0.0		31 Dec 2003	V*
"Sparkassen-Haftungs Aktiengesellschaft", Vienna	38.8%	0.2	0.0		31 Dec 2003	V*
Sparkassen Immobilien Aktiengesellschaft, Vienna (Group)	25.0%	190.2	2.3		31 Dec 2002	V
SporDat, spol. s.r.o., Bratislava	100.0%	2.8	1.0		31 Dec 2003	V
S-Tourismusfonds Management Aktiengesellschaft, Vienna	99.9%	76.3	2.2		31 Dec 2003	V
UBG-Unternehmensbeteiligungsgesellschaft m.b.H., Vienna	100.0%	0.6	0.0		31 Dec 2002	A
Vereinigte Pensionskasse Aktiengesellschaft, Vienna	29.8%	18.8	(1.0)		31 Dec 2002	E
VERMREAL Liegenschaftserwerbs- und -betriebs GmbH, Vienna	25.6%	4.7	0.0		31 Dec 2003	E
VMG-Erste Bank Versicherungsmakler GmbH, Vienna	100.0%	0.3	(1.4)	X	31 Dec 2003	V
WED Holding Gesellschaft m.b.H., Vienna	19.2%	11.6	0.0		31 Dec 2002	A
Wiener Börse AG, Vienna	10.1%	24.9	0.8		31 Dec 2002	A

1 Profit transfer agreement with Erste Bank AG
2 V .... Full consolidation pursuant to the provisions of Austrian company law
V* .... Full consolidation as a result of the Haftungsverbund Agreement
E .... Reported at equity pursuant to the provisions of Austrian company law
E* .... Reported at equity as a result of the Haftungsverbund Agreement
A .... Stated at cost

VI. Information and explanations supplied in accordance with Section 245a Commercial Code on accounting, measurement and consolidation methods applied which deviate from Austrian law

The purpose of consolidated financial statements prepared in accordance with IFRS differs sharply from that of consolidated accounts drawn up under the Austrian Commercial Code and the Austrian Banking Act. In particular, IFRS financial statements provide greater transparency and more meaningful information about the enterprise as a business. Under IFRS, figures prepared solely for tax purposes are not permitted. IFRS assign priority to the information needs of investors.

The differences in goals between the two sets of standards translate into substantial differences in accounting principles and lead to more extensive reporting requirements in the Notes under IFRS.

Important differences between IFRS and Austrian accounting provisions are embodied as follows in the Erste Bank Group's Consolidated Financial Statements (list may not be complete):

Basis of consolidation: Unlike Austrian Accounting Principles, under IFRS subsidiary and associated undertakings are consolidated that are not directly related to the banking business but over which the parent exercises significant or complete control.

Balance sheet and income statement format: The Austrian Banking Act requires that a specific form be used for the balance sheets and income statements of credit institutions, while IFRS do not stipulate this.

Loans and advances to credit institutions and customers: Under IFRS these items are presented as gross amounts, i.e. before deduction of risk provisions for loans and advances. In addition, under IFRS, unlisted securities – which under the Austrian Banking Act are assigned to the loans and advances items – are grouped with the securities portfolio that they pertain to (trading assets, investments available for sale or financial investments).

Risk provisions for loans and advances: In keeping with IFRS, those risk provisions pertaining to on-balance-sheet loans and advances are reported as a separate line item under assets (below loans and advances), consistent with standard international practice. This provides greater insight into the Group's risk provisioning policy. Net additions to or releases of risk provisions for loans and advances are reported on the face of the income statement (below net interest income).

Trading assets: All trading assets are reported as a line item in the IFRS balance sheet. This item consists largely of the securities in the trading portfolio (stated at fair value) and the positive fair value of derivatives positions that were open at the balance sheet date.

Investments available for sale: IFRS require securities that are classified neither as trading assets nor as financial investments to be reported as investments available for sale. Under IAS 39 these assets are measured at fair value.

Financial investments: In accordance with IFRS, this item comprises long-term investments, securities held as financial investments and other financial investments (particularly leased properties). In line with IAS 39, shares and other financial assets that have no fixed maturity are not reported as held-to-maturity fixed assets.

Intangible fixed assets: Intangible fixed assets generated internally must be capitalised under IFRS if the requirements for capitalisation are met, whereas the Austrian Commercial Code prohibits capitalisation of such assets.

Purchased goodwill must be capitalised under IFRS and written off on a straight-line basis over its estimated useful life. By contrast, the Austrian Commercial Code allows such assets to be offset against equity.

Long-term employee provisions: Under IFRS the actuarial calculation of long-term provisions for employee benefits (applying the projected unit credit method) takes into account the expected forecast increase in salaries and a long-term capital market rate is used as the discount rate.

Deferred taxes: The calculation and reporting of deferred taxes under IFRS is based on the concept of temporary differences. This involves comparing the carrying amounts of the individual assets and liabilities in the balance sheet with the corresponding tax base. Variances between the two sets of figures represent temporary differences that form the basis for deferred tax assets and deferred tax liabilities regardless of when these differences cease to exist. Under IFRS these deferred items must be reported, whereas under the Austrian Commercial Code the reporting of deferred tax assets is optional in the separate financial statements. The Austrian Commercial Code permits tax accruals and deferrals only as a consequence of temporary differences between profit reported in the income statement and the tax base, provided that a tax expense would actually have accrued before the application of tax losses carried forward. The Austrian Commercial Code prohibits the recognition of deferred tax assets relating to tax losses.

Fiduciary transactions: In keeping with their economic purpose, pursuant to IFRS fiduciary operations that are conducted in the bank's name but for the accounts of third parties are not included in the balance sheet. Under Section 48 (1) Austrian Banking Act such fiduciary agreements are in principle to be reported by the fiduciary agent. However, if other regulations exist under which the assets held in trust can be segregated in the event of bankruptcy proceedings, the fiduciary transactions should be reported off the balance sheet.

Net interest income: Under IFRS this item includes interest income, interest expenses, income from equity holdings in associates and non-consolidated subsidiaries and other companies, other dividends, and income earned on non-fixed-interest securities. Interest income and funding expenses resulting from items assigned to the trading portfolio, on the other hand, are reported in the income statement within net trading result.

_____ The Austrian Banking Act distinguishes between net interest income on the one hand and income from non-fixed-interest securities and equity holdings on the other.

_____ **Depreciation and amortisation:** This item represents depreciation, amortisation and impairment of all tangible and most intangible fixed assets. Amortisation of acquired goodwill (which under the Austrian Commercial Code is shown in depreciation and amortisation) is reported in other operating result under IFRS.

_____ **Other operating result:** Under IFRS this item comprises mainly the following earnings components:

> Gains on the remeasurement or sale of securities held as investments available for sale and of all assets reported as financial investments (financial-investment securities, equity holdings)
> Remeasurement gains or losses and net additions to or releases of provisions not pertaining to lendings
> Impairment and disposal gains on real estate
> Amortisation of acquired goodwill
> Other operating income/expenses not included in other items of the income statement.

Vienna, 22 March 2004

The Managing Board

Andreas Treichl mp Chairman	Elisabeth Bleyleben-Koren mp Vice Chairwoman
Reinhard Ortner mp Member	Franz Hochstrasser mp Member
Erwin Erasim mp Member	André Horovitz mp Member

Auditors' Report

We have audited the accompanying Consolidated Financial Statements of Erste Bank der oesterreichischen Sparkassen AG (the Erste Bank Group) for the years ended 31 December 2003 and 31 December 2002, consisting of the consolidated balance sheets at 31 December 2003 and 2002 and the consolidated income statements, consolidated statements of changes in equity, consolidated cash flow statements and the Notes for the years ended 31 December 2003 and 2002.

These Consolidated Financial Statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures found in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the Consolidated Financial Statements give a true and fair view of the financial position of the Group at 31 December 2003 and 31 December 2002 and of the results of its operations and its cash flows for the financial years then ended in accordance with International Financial Reporting Standards (IFRS).

Under Austrian commercial law, the Group Management Report must be audited and it must be ascertained whether the legal requirements under Section 59a Austrian Banking Act for exemption from the requirement to prepare consolidated financial statements in accordance with Austrian accounting principles have been met.

We confirm that the Group Management Report is consistent with the Consolidated Financial Statements and that the legal requirements for exemption from the requirement to prepare consolidated financial statements in accordance with Austrian accounting principles are fulfilled.

Vienna, 22 March 2004

Sparkassen-Prüfungsverband
Savings Bank Auditing Agency

Wolfgang Riedl
Public Accountant

Klaus Goschler
Audit Director

Eidos Deloitte & Touche Wirtschaftsprüfungs- und Steuerberatungsgesellschaft mbH
Public Accountants and Tax Advisors

Kurt Schweighart
Public Accountant

Claudia Fritscher-Notthaft
Public Accountant

In 2003 the Supervisory Board was regularly informed by the Managing Board on the course of business and the state of affairs of Erste Bank der oesterreichischen Sparkassen AG; the Supervisory Board discharged all its responsibilities under the law and Erste Bank's Articles of Association.

Concerning the meetings of the Supervisory Board of Erste Bank der oesterreichischen Sparkassen AG, it should be noted that two members of the Supervisory Board who have since stepped down were in attendance at fewer than half of the meetings.

The separate financial statements of Erste Bank and the Consolidated Financial Statements for 2003 were audited by the Sparkassen-Prüfungsverband and Eidos Deloitte & Touche Wirtschaftsprüfungs- und Steuerberatungsgesellschaft mbH. The audit did not give rise to objections and an unqualified audit opinion was therefore issued.

The Supervisory Board has accepted the result of the audit and approved the Management Report by the Managing Board as well as the proposal for the distribution of profits. The Supervisory Board has ratified the separate financial statements of Erste Bank for 2003, which are thereby approved in accordance with Section 125 (2) of the Austrian Stock Corporation Act, and has taken note of the Consolidated Financial Statements.

Vienna, April 2004

Heinz Kessler mp
President

Publisher and copyright owner: Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna **Concept, editing and production:** be.public Werbung Finanzkommunikation **Graphic design:** alessandri design **Translation into English:** Martin Focken. We have prepared this annual report with the greatest possible care and have thoroughly checked the data presented in it. However, we cannot rule out errors associated with rounding, transmission, typesetting or printing.